WHEATON RIVER MINERALS LTD.

RENEWAL ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2004

March 29, 2005

Suite 1560, 200 Burrard Street

Vancouver, BC  V6C 3L6

WHEATON RIVER MINERALS LTD.

RENEWAL ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2004

INTRODUCTORY NOTES

Cautionary Note Regarding Forward-Looking Statements

This annual information form contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver and copper, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Wheaton River Minerals Ltd. (“Wheaton”) to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others, risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in this annual information form.  Although Wheaton has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

Currency Presentation and Exchange Rate Information

This annual information form contains references to United States dollars and Canadian dollars.  All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars and Canadian dollars are referred to as “Canadian dollars” or “Cdn$”.

The high, low, average and closing exchange rates for Canadian dollars in terms of the United States dollar for each of the three years ended December 31, 2004, as quoted by the Bank of Canada, were as follows:

Year ended December 31
	2004	2003	2002
High	Cdn $1.40	Cdn $1.58	Cdn $1.62
Low	1.17	1.28	1.50
Average(1)	1.30	1.40	1.57
Closing	1.20	1.31	1.58

(1)

Calculated as an average of the daily noon rates for each period.

On March 29, 2005, the closing exchange rate for Canadian dollars in terms of the United States dollars, as quoted by the Bank of Canada, was US$1.00 = Cdn$1.2123.

Gold, Silver and Copper Prices

Gold Prices

The high, low, average and closing afternoon fixing gold prices in United States dollars per troy ounce for each of the three years ended December 31, 2004, as quoted on the London Bullion Market, were as follows:

	Year ended December 31
	2004	2003	2002

High	$454	$416	$349
Low	375	320	278
Average	409	363	310
Closing	438	416	347

On March 29, 2005, the closing afternoon fixing gold price in United States dollars per troy ounce, as quoted on the London Bullion Market, was $427.

Silver Prices

The high, low, average and closing afternoon fixing silver prices in United States dollars per troy ounce for each of the three years ended December 31, 2004, as quoted on the London Bullion Market, were as follows:

	Year ended December 31
	2004	2003	2002

High	$8.29	$5.97	$5.10
Low	5.50	4.37	4.24
Average	6.67	4.88	4.60
Closing	6.82	5.97	4.67

On March 29, 2005, the closing afternoon fixing silver price in United States dollars per troy ounce, as quoted on the London Bullion Market, was $6.92.

Copper Prices

The high, low, average and closing afternoon fixing copper prices in United States dollars per pound for each of the three years ended December 31, 2004, as quoted on the London Metal Exchange, were as follows:

	Year ended December 31
	2004	2003	2002

High	$1.49	$1.05	$0.77
Low	1.13	0.70	0.64
Average	1.30	0.81	0.71
Closing	1.49	1.05	0.70

On March 24, 2005, the closing afternoon fixing copper price in United States dollars per pound, as quoted on the London Metal Exchange, was $1.54.

CORPORATE STRUCTURE

Wheaton River Minerals Ltd. (“Wheaton” or the “Company”) was incorporated under the Business Corporations Act (Ontario) by Certificate and Articles of Incorporation dated March 30, 1990.  Pursuant to Articles of Amendment effective February 11, 1991, the Company’s name was changed to Wheaton River Minerals Ltd. and by Articles of Amendment effective April 2, 1991, the private company restrictions were removed.  Pursuant to Articles of Amendment effective June 29, 1999, an unlimited number of preference shares, issuable in series, were created.

The Company’s head office is located at Suite 1560, Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, V6C 3L6 and its registered office is located at Suite 2100, 40 King Street West, Toronto, Ontario, M5H 3C2.

The following chart illustrates the Company’s operating subsidiaries and principal holding companies (the “Subsidiaries”), together with the jurisdiction of incorporation of each company and the percentage of voting securities held by the Company as of December 31, 2004, unless otherwise noted:

Wheaton River Minerals Ltd. (Ontario)
100%
Luismin, S.A. de C.V. (1) (Mexico)
San Dimas, San Martin and Nukay Mine and Los Filos and El Limón Projects in Mexico
100%
Wheaton Minerals Asia Pacific Pty Ltd. (Australia)
100%
Peak Gold Mines Pty Ltd. (Australia)
Peak Mine in Australia
100%
Wheaton River (Cayman Islands) Ltd. (Cayman Islands)
50%
100%
Wheaton River Cayman Pampas Ltd. (Cayman Islands)
50%
Cayman Pampas Ltd. (Cayman Islands)
50%
Musto Explorations (Bermuda) Ltd. (Bermuda)
50%
Minera Alumbrera Limited (Antigua)
Alumbrera Mine in Argentina
100%
ESB 119 Ltda. (Brazil)
100%
Wheaton Gold Brazil Ltda. (Brazil)
100%
Mineração Pedra Branca do Amapari (Brazil)
Amapari Project in Brazil
100%
Wheaton Trading (Caymans) Ltd. (Cayman Islands)
65%
Silver Wheaton Corp. (Ontario)
100%
Silver Wheaton (Caymans) Ltd.

(1)

Luismin, S.A. de C.V. was formed upon the amalgamation of Wheaton de Mexico, S.A. de C.V. and Minas Luismin, S.A. de C.V. in December 2002.  As used in this annual information form, “Luismin” means, prior to such amalgamation, Minas Luismin, S.A. de C.V. and, following such amalgamation, Luismin, S.A. de C.V.

As used in this annual information form, except as otherwise required by the context, reference to the “Company” or “Wheaton” means Wheaton River Minerals Ltd. and the Subsidiaries.

GENERAL DEVELOPMENT OF THE BUSINESS

Wheaton is engaged in the acquisition, exploration, development and operation of precious metal properties.  The principal products and sources of cash flow for Wheaton are gold, silver and copper.  Wheaton’s primary operating properties consist of a 37.5% interest in the Bajo de la Alumbrera gold-copper mine in Argentina (the “Alumbrera Mine”), a 100% interest in the San Dimas, San Martin and Nukay gold-silver mines in Mexico, and a 100% interest in the Peak gold mine in Australia (the “Peak Mine”).  Wheaton also has 100% interests in the Los Filos gold development stage project in Mexico (the “Los Filos Project”) and the Amapari gold project in Brazil (the “Amapari Project”) which is under construction.

Acquisition of Luismin

In April 2002, the Company entered into a letter of intent with Luismin pursuant to which the Company agreed to acquire all of the outstanding shares of Luismin, a privately held Mexican company which operated the San Dimas and San Martin gold-silver mines, from a subsidiary of Sanluis Corporación S.A. de C.V. (“Sanluis”) for a purchase price of $55.2 million in cash and 9.1 million in common shares in the capital of the Company (generally, the “Common Shares”).  In May 2002, Wheaton raised Cdn$126.5 million pursuant to a private placement, issuing 110 million Common Shares and 55 million common share purchase warrants of the Company (generally, the “Warrants”) with each Warrant entitling the holder to purchase one Common Share for Cdn$1.65 until May 30, 2007.  In June 2002, the net proceeds from this financing were used to fund the cash portion of the purchase price for the acquisition of Luismin which resulted in Wheaton becoming an intermediate gold and silver producer.  Wheaton also advanced $19.8 million to Luismin that Luismin used to repay all of its outstanding bank debt that had been incurred principally to fund operations, capital expenditures and exploration.  As part of the purchase consideration, in October 2003 Wheaton issued an additional 11.4 million Common Shares to Luismin which became due when the price of silver averaged more than $5 per ounce over a period of 60 consecutive trading days.

Acquisition of Alumbrera and Peak Mines

In January 2003, the Company entered into a letter of intent with Rio Tinto Limited, a subsidiary of Rio Tinto plc (“RTP”), pursuant to which the Company agreed to acquire an indirect 25% interest in the Alumbrera Mine in Argentina and a 100% interest in the Peak Mine in Australia for an aggregate purchase price of $210 million.  In February 2003, Wheaton raised Cdn$333.5 million pursuant to a private placement, issuing 230 million Common Shares and 57.5 million common share purchase warrants of the Company (the “Series “A” Warrants”) with each Series “A” Warrant entitling the holder to purchase one Common Share for Cdn$1.65 until May 30, 2007.  In March 2003, the net proceeds from this financing were used to fund the purchase price for the acquisition of Wheaton’s 25% interest in the Alumbrera Mine and 100% of the Peak Mine.  The acquisition of the 25% interest in the Alumbrera Mine was effected through the acquisition of a 50% interest in Musto Explorations (Bermuda) Limited (“MEB”).  MEB holds a 50% interest in Minera Alumbrera Limited (“MAL”) which owns and operates the Alumbrera Mine.  The Peak Mine is owned and operated by Peak Gold Mines Pty Limited (“PGM”).

In June 2003, Wheaton acquired an additional 12.5% interest in the Alumbrera Mine for $90 million by exercising its pre-emptive rights and accepting an offer from BHP Billiton’s wholly-owned subsidiary, Rio Algom Limited, to acquire BHP Billiton’s 25% interest in the Alumbrera Mine.  Northern Orion Resources Limited participated equally with Wheaton in the acquisition of this interest, resulting in Wheaton owning a 37.5% interest in the Alumbrera Mine.

Until June 2003, MIM Holdings Inc. (“MIM”) owned the additional 50% of MAL and acted as operator of the Alumbrera Mine.  On June 24, 2003, Xstrata plc (“Xstrata”) acquired 100% of MIM and MIM was subsequently de-listed from the Australian Stock Exchange on June 30, 2003.  Xstrata currently operates the Alumbrera Mine.

August 2003 Financing

In August 2003, Wheaton raised Cdn$100 million pursuant to a public offering, issuing 47.6 million Common Shares and 23.8 million common share purchase warrants of the Company (the “Series “B” Warrants”) with each Series “B” Warrant entitling the holder to purchase one Common Share for Cdn$3.10 until August 25, 2008.

Acquisition of Los Filos Project, Nukay Mine and Interest in El Limón Gold Deposit

In September 2003, Wheaton entered into agreements with Teck Cominco Limited (“Teck Cominco”) and Miranda Mining Corporation (“Miranda”) to acquire a 100% interest in the Los Filos Project, a 100% interest in the Nukay gold mine and a 21.2% interest (of which 14% is a carried interest) in the El Limón gold deposit, each located in Guerrero State, Mexico, for $87 million in cash.  On November 3, 2003, Wheaton acquired a 30% interest in the Los Filos Project, a 100% interest in the Nukay mine and a 21.2% interest in the El Limón gold deposit as a result of its acquisition of all of the outstanding shares of Miranda for $38.6 million.  Wheaton acquired the remaining 70% interest in the Los Filos Project from Teck Cominco for $48.4 million.

The Los Filos Project continues to progress well, with production projected to commence in 2006.  Metallurgical testing at the Los Filos Project during 2004 has shown that a large amount of lower grade material previously defined as uneconomic can be profitably run-of-mine leached.  Since acquisition, drilling and metallurgical improvements have increased the global measured and indicated mineral resource ounces at Los Filos by 41%.  Environmental activities are well advanced and the initial sustainable development program has been completed.

October 2003 Financing

In October 2003, Wheaton raised Cdn$120 million pursuant to a public offering, issuing 38.1 million Common Shares and 19 million Series “B” Warrants.

Acquisition of Amapari Project

In January 2004, Wheaton completed the acquisition of the Amapari Project in Brazil by acquiring all of the outstanding shares of EBX Gold Ltd., the owner of the Amapari Project, for $25 million in cash, 33 million Common Shares and 21,516,000 Series “B” Warrants.  Since this acquisition, the Company has conducted a successful infill and step-out drilling program.  Studies have demonstrated that open pit mining of a portion of the sulphide reserves is feasible, and the consequent decrease in operating costs per tonne has resulted in a significant amount of lower grade material becoming economically mineable.  Cash costs are expected to remain in line with previous projections of $137 per ounce of gold.  Production is expected to commence in the third quarter of 2005.

Proposed IAMGold Transaction

In March 2004, Wheaton and IAMGold Corporation (“IAMGold”) entered into a letter agreement pursuant to which it agreed to combine the two companies.  In April 2004, Wheaton and IAMGold entered into an arrangement agreement pursuant to which it was proposed that Wheaton would be acquired by IAMGold in consideration for 0.55 of a common share of IAMGold for each Common Share by way of a plan of arrangement.  In July 2004, the IAMGold shareholders failed to approve the transaction with Wheaton by the requisite majority.  As a consequence, Wheaton terminated the arrangement agreement with IAMGold.

Rejection of Coeur d’Alene Unsolicited Offer

Following the announcement of the IAMGold transaction, Coeur d’Alene Mines Corporation (“Coeur”) made several unsolicited proposals to acquire Wheaton in May and June 2004.  In each instance, Wheaton determined not to pursue a transaction with Coeur.

On August 23, 2004, Coeur announced that it had formally commenced an offer to purchase all the outstanding Common Shares for either $5.47 in cash (subject to a maximum aggregate cash payment of $570 million) for each Common Share or 0.796 of a Coeur share for each Common Share.  On September 3, 2004, Wheaton announced that the board, following receipt of a recommendation of the special committee, unanimously recommended that Wheaton shareholders reject Coeur’s offer and not tender their Common Shares to Coeur’s offer.

Coeur’s offer was scheduled to expire on September 30, 2004.  On September 28, 2004, Coeur announced that it did not expect to meet the minimum tender condition in its offer and Coeur’s offer expired without the take up of any Common Shares.

$300 Million Acquisition Facility

On August 24, 2004, the Company entered into a $300 million acquisition facility arranged by HVB Group, which is available to finance up to three separate acquisitions.  The $300 million facility is available for a period of 15 months, to acquire assets which are in the exploration, development or production stages.  Certain conditions precedent exist for draw downs, depending on the amount of the loan being incurred to finance an acquisition.  Amounts drawn down are required to be refinanced or repaid by February 2006.  Security will be granted under the facility only over acquired assets, together with guarantees by any subsidiaries of Wheaton which acquire such assets.  Amounts drawn down under the facility will bear interest at LIBOR plus a margin of 2.25% per annum, increasing over the term of the loan up to 4.5% per annum.  Net proceeds from any debt refinancing or equity issue (not undertaken in connection with an acquisition) together with the net proceeds from significant asset sales, will be applied to prepay amounts outstanding under the facility.  On March 24, 2005, following the Goldcorp Combination, the $300 million acquisition facility was cancelled with Wheaton not having drawn down on this facility.

Silver Wheaton Transaction

On October 15, 2004, Wheaton entered into a silver purchase agreement with Chap Mercantile Inc. (since renamed Silver Wheaton Corp.) (“Silver Wheaton”), Luismin, Silver Wheaton (Caymans) Ltd. (“Silver Wheaton Caymans”), a wholly-owned subsidiary of Silver Wheaton, and Wheaton Trading (Caymans) Ltd. (“Wheaton Trading”), a wholly-owned subsidiary of Wheaton, pursuant to which Silver Wheaton agreed to purchase 100% of the silver produced by Luismin from its Mexican mining operations which include the Tayoltita, Santa Rita and Central Block mines in the San Dimas district, the San Martin mine, the San Pedrito project, the Nukay mine and the Los Filos Project (the “Luismin Mines”) for an upfront payment of Cdn$46 million in cash and 108 million common shares of Silver Wheaton, plus a payment equal to the lesser of (a) $3.90 per ounce of delivered refined silver (subject to an inflationary price adjustment after October 15, 2007); and (b) the then prevailing market price per ounce of silver (the “Silver Wheaton Transaction”).

Wheaton Trading has agreed to sell to Silver Wheaton Caymans a minimum of 120 million ounces of silver (the “Luismin Minimum Amount”) within a period of 25 years following the closing of the Silver Wheaton Transaction (the “Luismin Guarantee Period”).  If at the end of the Luismin Guarantee Period, the total number of ounces of silver sold by Wheaton Trading to Silver Wheaton Caymans is less than the Luismin Minimum Amount, Wheaton Trading will be required to pay a penalty to Silver Wheaton Caymans equal to the Luismin Minimum Amount less the number of ounces of silver actually sold during the Luismin Guarantee Period, multiplied by $0.50.

As a result of the Silver Wheaton Transaction, Wheaton became an indirect holder of 108 million common shares of Silver Wheaton.  The Company currently owns approximately 65% of the outstanding common shares of Silver Wheaton.  Silver Wheaton has granted the Company a pre-emptive right until October 15, 2007, whereby so long as Wheaton owns, directly or indirectly, at least 20% of the outstanding Silver Wheaton common shares, it has the right to maintain its pro-rata interest in Silver Wheaton should Silver Wheaton issue or sell any common shares or securities convertible into or exercisable or exchangeable for common shares pursuant to an equity financing or an acquisition, merger, corporate reorganization or similar transaction for the fair market value of the equity securities issued pursuant to the financing or other transaction.

In connection with the Silver Wheaton Transaction, the Company has entered into an administration and management services agreement (the “Silver Wheaton Services Agreement”) with Silver Wheaton whereby Silver Wheaton has agreed to pay a monthly fee of Cdn$65,000 to Wheaton for use of a portion of its office facilities and the services of its personnel.  Also in connection with the Silver Wheaton Transaction, Ian Telfer, Chairman and Chief Executive Officer of Wheaton, was appointed as a director of Silver Wheaton, Eduardo Luna, Executive Vice President and a director of Wheaton and President of Luismin, was appointed as Chairman, Interim Chief Executive Officer and a director of Silver Wheaton, and Peter Barnes, Executive Vice President and Chief Financial Officer of Wheaton, was appointed as Executive Vice President and Chief Financial Officer of Silver Wheaton.

For further information regarding Silver Wheaton, see Silver Wheaton’s initial annual information form dated March 29, 2005 filed under Silver Wheaton’s profile at www.sedar.com.

Goldcorp Combination

On December 6, 2004, Wheaton announced that it had reached an agreement in principle to combine with Goldcorp. Inc. (“Goldcorp”) by way of a share-exchange take-over bid pursuant to which Goldcorp would offer one Goldcorp common share for every four Common Shares (the “Goldcorp Combination”).  On December 23, 2004, Wheaton announced that it had entered into a definitive agreement (the “Acquisition Agreement”) with Goldcorp in connection with the Goldcorp Combination.  On February 10, 2005, the Goldcorp shareholders approved the Goldcorp Combination.  On February 14, 2005, all of the conditions to the Goldcorp Combination had been satisfied, including two-thirds of the Common Shares being tendered to the offer.  On March 14, 2005, Wheaton, Goldcorp and Goldcorp Acquisition ULC entered into the arrangement agreement (the “Arrangement Agreement”) in connection with the Goldcorp Combination.

Currently, Goldcorp owns 470,379,130 Common Shares, representing approximately 82% of the issued and outstanding Common Shares.  A special meeting of Wheaton shareholders has been scheduled to be held on April 12, 2005 to approve the Goldcorp Combination.  Goldcorp owns a sufficient number of Common Shares to approve the Goldcorp Combination, assuming no additional Common Shares are issued.  Upon completion of the Goldcorp Combination, the Common Shares, the Warrants, the Series “A” Warrants and the Series “B” Warrants will be de-listed from the Toronto Stock Exchange (the “TSX”) and the Common Shares, the Warrants and the Series “A” Warrants will be de-listed from the American Stock Exchange (the “AMEX”).

Pursuant to the Goldcorp Combination, Ian Telfer, the Chairman and Chief Executive Officer of Wheaton, was appointed as the President and Chief Executive Officer and a director of Goldcorp, Robert McEwen, the former Chairman and Chief Executive Officer of Goldcorp, was appointed as the non-executive Chairman of Goldcorp, and the board of directors of Goldcorp was expanded and reconstituted to comprise ten members, five of which are current directors of Wheaton (Ian Telfer, John Bell, Lawrence Bell, Douglas Holtby and Antonio Madero).

Bermejal Gold Deposit

On March 22, 2005, the Company announced that Luismin, its wholly-owned subsidiary, has agreed to acquire the Bermejal gold deposit located in Mexico from Minera El Bermejal, S. de R.L. de C.V., a joint venture of Industrias Peñoles S.A. de C.V. and Newmont Mining Corporation, for cash consideration of $70 million.  This acquisition is expected to close on or about March 31, 2005.

DESCRIPTION OF THE BUSINESS

Wheaton is engaged in the acquisition, exploration, development and operation of precious metal properties.  The Company continues to investigate and negotiate the acquisition of additional precious metal mining properties or interests in such properties.  There is no assurance that any such investigations or negotiations will result in the completion of an acquisition.

Principal Products

The Company’s principal product is gold.  As a result of the Luismin, Alumbrera and Peak acquisitions, in addition to gold, the Company also produces silver and copper.  There is a worldwide gold, silver and copper market into which the Company can sell and, as a result, the Company will not be dependent on a particular purchaser with regard to the sale of the gold, silver and copper which it produces.

Competitive Conditions

The precious metal mineral exploration and mining business is a competitive business.  The Company competes with numerous other companies and individuals in the search for and the acquisition of attractive precious metal mineral properties.  The ability of the Company to acquire precious metal mineral properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for precious metal development or mineral exploration.

Operations

Raw Materials

The Company has gold and silver mineral reserves at Luismin’s mining properties located in Mexico, gold and copper mineral reserves at the Peak Mine in Australia and the Alumbrera Mine in Argentina, and gold mineral reserves at the Amapari Project in Brazil.

Environmental Protection Requirements

MAL, in its capacity as the operator of the Alumbrera Mine, is responsible for compliance with the commitments made in the main environmental permit for the Alumbrera Mine and the cost of reclamation and closure.  MAL is committed to stabilizing tailings and waste rock against potential acid generation and water pollution and, to this end, is conducting progressive rehabilitation on the tailings storage facility and waste rock dumps.  Other activities include contaminated land remediation, removal and stabilization of potentially acid generating road base material, securing pit safety and closure of infrastructure.  Ongoing rehabilitation is recognized as part of routine operations and associated costs are included in the project’s financial plan.  Testing is being completed in order to generate information regarding the potential for acid generation from waste materials, and initial testing of capping materials has been completed.  Progressive rehabilitation commenced in 2002.  MAL makes provisions for reclamation and closure in its life-of-mine plans and financial statements, however, MAL is not required to post a bond in connection with its reclamation and closure obligations and no cash provisions are being made.  MAL’s closure planning is an ongoing process that is refined as operations plans are revised and operational and monitoring data are evaluated.  Closure costs for the Alumbrera Mine are revised on an annual basis.

Luismin’s practice in the design and operation of tailings containment sites complies with the requirements of Mexico and with the permits issued for the dams in use at San Dimas and San Martin, however, improvements are being made to bring all of the tailings dam designs and operations up to international guidelines.  Various assessments and geotechnical testing were carried out in the past three years to investigate the safety of the dams and design improved operational procedures for the tailings deposits.  Since the acquisition of Luismin, Wheaton has initiated various construction work to increase the dam safety and to better manage the tailings operations.  Because the level of environmental impact was more extensive at San Martin, priority has been given in remediation of this site.  With the remediation and stabilization works underway at the Luismin Mines and the work planned for the future, Luismin's operations have moved considerably forward in bringing the tailings operations to international guidelines since acquisition of the operations by Wheaton.

PGM has a responsibility under Australian law to reclaim the environmental impacts of historic mining as well as current mining activities on its leases.  Ten sites of historic mining and exploration activities and four locations of current and proposed mining activities requiring rehabilitation have been identified.  Reclamation, particularly of the historic areas on the PGM tenements, has been on-going in recent years, and revegetation trials have been initiated.  Reclamation work at the historic sites has included backfilling and fencing shafts, donation and relocation of historic equipment, reshaping waste rock and tailings areas to control stormwater runoff and erosion, and removing rubbish.  PGM estimated the future cost for closure to be $7.6 million as at December 31, 2004.  PGM has a bank guarantee in favour of the Minister of Mineral Resources (New South Wales) in an amount of $4.751 million.

The Golden Bear mine (the “Golden Bear Mine”) in northwestern British Columbia was closed in 2001.  The Company commenced reclamation activities at the Golden Bear Mine site in 2000 and, aside from some longer term monitoring, were essentially completed during the summer of 2004.  Reclamation consisted of activities such as the removal of plant and equipment, re-sloping of dumps, re-vegetation and closure of the access road.  Provincial inspectors have approved work completed to date and the mine site reclamation bond has been reduced to a level suitable for ensuring long-term monitoring of the local water streams is protected.

Employees

As at December 31, 2004, the Company had 13 full-time employees working in its Vancouver office, approximately 1,570 workers at the Luismin operations in Mexico, 236 workers at the Peak Mine in Australia and 1,312 workers at the Amapari Project in Brazil.  Luismin workers include 699 contractors, 612 hourly unionized workers and 259 salaried employees.  Peak workers include 154 employees and 82 contractors.  Amapari workers include 25 workers in the Rio de Janeiro office, 1,272 contractors and 15 hourly unionized workers.

Foreign Operations Risks

The Company currently owns the San Dimas, San Martin and Nukay mining operations in Mexico, 37.5% of the Alumbrera Mine in Argentina, the Peak Mine in Australia, the Amapari Project in Brazil, the Los Filos Project in Mexico and 21.2% of the El Limón exploration project in Mexico.  Any changes in regulations or shifts in political attitudes in such foreign countries are beyond the control of the Company and may adversely affect its business.  Future development and operations may be affected in varying degrees by such factors as government regulations (or changes thereto) with respect to the restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people and mine safety.  The effect of these factors cannot be accurately predicted.  See “Description of the Business — Risk Factors — Foreign Operations” and “Description of the Business — Risk Factors — Foreign Subsidiaries”.

Environmental Policy

Wheaton has implemented an environmental, health and safety policy that is fundamental to its mining operations.  The Company, in its extraction and production of gold, silver and copper is guided by principals of sustainable growth and development assuming the following commitments to meet its responsibilities:

•

Design, construct, operate and close Wheaton’s facilities to comply with applicable local regulations and laws and to meet international guidelines.

•

Promote employee commitment and accountability to this policy and enhance their capabilities in its implementation through the use of integrated management systems.

•

Promote the development and implementation of effective, realistic systems to minimize risks to health, safety and the environment.

•

Be proactive in community development programs so the communities are not reliant on the mines for their future.

•

Communicate openly with employees, local stakeholders and governments regarding Wheaton’s plans, programs and performance.

•

Work cooperatively with government agencies, local communities, educational institutions and suppliers to achieve safe handling, use and disposal of all of Wheaton’s materials, resources and products.

•

Use the best technologies to continuously improve the safe, efficient use of resources, processes and materials.

Risk Factors

The operations of the Company are speculative due to the high-risk nature of its business which is the acquisition, financing, exploration, development and operation of mining properties.  These risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

Exploration, Development and Operating Risk

Although Wheaton’s activities are primarily directed towards mining operations and the development of mineral deposits, its activities also include the exploration for and development of mineral deposits.

Mining operations generally involve a high degree of risk.  Wheaton’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold, silver and copper, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability.  Although adequate precautions to minimize risk will be taken, milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate.  While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines.  Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site.  It is impossible to ensure that the exploration or development programs planned by Wheaton or any of its joint venture partners will result in a profitable commercial mining operation.  Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Wheaton not receiving an adequate return on invested capital.

There is no certainty that the expenditures made by Wheaton towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore.

Environmental Risks and Hazards

All phases of Wheaton’s operations are subject to environmental regulation in the various jurisdictions in which it operates.  These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation.  They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and  employees.  There is no assurance that future changes in environmental regulation, if any, will not adversely affect Wheaton’s operations.  Environmental hazards may exist on the properties on which Wheaton holds interests which are unknown to Wheaton at present and which have been caused by previous or existing owners or operators of the properties.

Government approvals and permits are currently, and may in the future be, required in connection with Wheaton’s operations.  To the extent such approvals are required and not obtained, Wheaton may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on Wheaton and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Production at certain of Wheaton’s mines involves the use of sodium cyanide which is a toxic material.  Should sodium cyanide leak or otherwise be discharged from the containment system then Wheaton may become subject to liability for clean up work that may not be insured.  While all steps will be taken to prevent discharges of pollutants into the ground water and the environment, Wheaton may become subject to liability for hazards that it may not be insured against.

Environmental Risks at the Alumbrera Mine

Despite design considerations at the Alumbrera Mine, an elevated sulphate seepage plume has developed in the natural groundwater downstream of the tailings facility, currently within MAL’s concession.  A series of pump back wells have been established to capture the seepage, which is characterized by high levels of dissolved calcium and sulphate.  It will be necessary to augment the pump back wells over the life of the mine in order to contain the plume within the concession and to provide for monitoring wells for the Vis Vis river.  Based on the latest ground water model, the pump back system will need to be operated for several years after mine closure.

The concentrate pipeline at the Alumbrera Mine crosses areas of mountainous terrain, significant rivers, high rainfall and active agriculture. Although various control structures and monitoring programs have been implemented, any rupture of the pipeline poses an environmental risk from spillage of concentrate.

Wheaton did not obtain any indemnities from the vendors of its 37.5% interest in the Alumbrera Mine against any potential environmental liabilities that may arise from operations, including, but not limited to, potential liabilities that may arise from the seepage plume or a rupture of the pipeline.

Environmental Risks at the Peak Mine

Enesar Consulting Pty Ltd. (formerly NSR Consultants Pty Ltd.) conducted independent environmental audits of the PGM tenements in June 2002 and April 2004.  No high ranking environmental issues were identified during the audits. PGM operated within the statutory conditions of its operating licences and achieved complete compliance for the period through April 2004, except for a one-time noise exceedance in 2002.  PGM is using the standard ISO 14001 as a guideline for its environmental health and safety management system.

PGM has a responsibility under Australian law to reclaim the environmental impacts of historic mining as well as current mining activities on its leases. PGM contracted NSR Consultants in 2000 to prepare an updated conceptual closure plan for the PGM tenements to ensure that PGM has sufficient planning and financial provision available.  Ten sites of historic mining and exploration activities and four locations of current and proposed mining activities requiring rehabilitation were identified. Reclamation, particularly of the historic areas on the PGM tenements, has been on-going in recent years, and revegetation trials have been initiated.  Reclamation work at the historic sites has included backfilling, covering and fencing shafts, donation and relocation of historic equipment, reshaping waste rock and tailings areas to control stormwater runoff and erosion, and removing rubbish.

It was recognized by PGM that localized acid mine drainage is a potential issue at Queen Bee, and PGM has completed rehabilitation to address this issue. Sulfide waste rock from the New Cobar mines is segregated for either backfilling in the underground mines or encapsulated in the waste rock dump.  Cover trials for reclamation of the tailings dam are ongoing and closure costs were updated in 2004 to reflect the results of the trials to date.  Given the semi-arid climate of Cobar, acid mine drainage is not expected to pose a significant burden.  Additional costs may, or may not, be required once additional studies and the requirements for closure are better understood.

PGM estimated the future cost for closure to be $7.6 million as at December 31, 2004.  PGM has a bank guarantee in favour of the Minister of Mineral Resources (New South Wales) in an amount of $4.751 million.

Luismin Tailings Management Risks

Although the design and operation of tailings containment sites in the San Dimas district complies with existing permits and legal requirements in Mexico, existing tailings containment sites do not comply with international guidelines.  The deficiencies with the tailings management aspect of the operations, which existed at the time of the acquisition, are being addressed by Luismin and investments are currently being made to upgrade the containment structures and tailings operations to bring them more in line with accepted practices.  Enforcement of regulatory requirements in Mexico is becoming more stringent and can be expected to become more aligned with international guidelines in the future.  Tailings containment sites which existed at the time of acquisition were not subjected to comprehensive geotechnical investigations before construction, normal safety factors in dam design, seepage monitoring or control, nor controls on public or wildlife access to cyanide solution ponds or pumping installations.  See “Description of the Business – Luismin Mines, Mexico – San Dimas District (Tayoltita, Santa Rita and San Antonio – Tailings Management” and “Description of the Business – Luismin Mines, Mexico – San Martin – Environmental Issues with San Martin Tailings Management”.

Wheaton will be required to make further expenditures to maintain compliance with applicable environmental regulations.  Wheaton may incur environmental liability for mining activities conducted both prior to and during its ownership of the Luismin operations.  To the extent that Wheaton is subject to uninsured environmental liabilities, the payment for such liabilities would reduce funds otherwise available and could have a material adverse effect on Wheaton.  Should Wheaton be unable to fund fully the cost of remedying an environmental problem, Wheaton may be required to suspend operations or enter into interim compliance measures pending completion of required remediation, which could have a material adverse effect on Wheaton.

Wheaton did not obtain any indemnities from the vendors of Luismin against any potential environmental liabilities, including, but not limited to, those that may arise from possible failure of the San Antonio tailings dam and seepage occurring from the tailings area at the San Martin operation.

Permitting

Wheaton’s operations in Mexico, Argentina and Australia are subject to receiving and maintaining permits from appropriate governmental authorities.  Although Luismin, MAL and PGM currently have all required permits for their operations as currently conducted, there is no assurance that delays will not occur in connection with obtaining all necessary renewals of such permits for the existing operations, additional permits for any possible future changes to operations, or additional permits associated with new legislation.  Prior to any development on any of its properties, Wheaton must receive permits from appropriate governmental authorities.  There can be no assurance that Wheaton will continue to hold all permits necessary to develop or continue operating at any particular property.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect Wheaton’s operations, financial condition and results of operations.

Business Interruption Risks at the Alumbrera Mine

The failure or rupture of the pipeline, depending on the location of such occurrence, could result in significant interruption of operations of MAL and could adversely affect Wheaton’s financial condition and results of operations.

The Alumbrera Mine is located in a remote area of Argentina. On average, more than 2,000 people are transported by road and more than 1,200 people are transported by air, to and from the mine site every month.  A serious accident involving a bus or plane could result in multiple fatalities.  The disruption of these services could also result in significant disruption to the operations of MAL and have an adverse effect on the financial condition and operations of Wheaton.

Uncertainty in the Estimation of Ore/Mineral Reserves and Mineral Resources

The figures for Ore/Mineral Reserves and Mineral Resources contained in this annual information form are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Ore/Mineral Reserves could be mined or processed profitably.  There are numerous uncertainties inherent in estimating Ore/Mineral Reserves and Mineral Resources, including many factors beyond Wheaton’s control.  Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation.  Short-term operating factors relating to the Ore/Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold, silver or copper recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Fluctuation in gold, silver or copper prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate.  The volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated.  Any material reductions in estimates of Ore/Mineral Reserves and Mineral Resources, or of Wheaton’s ability to extract these Ore/Mineral Reserves, could have a material adverse effect on Wheaton’s results of operations and financial condition.

Uncertainty Relating to Inferred Mineral Resources

Inferred mineral resources that are not mineral reserves do not have demonstrated economic viability.  Wheaton’s ten year mine plan for the Luismin mining operations includes approximately 68% of production based on inferred mineral resources.  Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to proven and probable mineral reserves as a result of continued exploration.

Need for Additional Ore/Mineral Reserves

Because mines have limited lives based on proven and probable ore/mineral reserves, Wheaton must continually replace and expand its ore/mineral reserves as its mines produce gold, silver and copper.  The life-of-mine estimates included in this annual information form for each of Luismin, the Alumbrera Mine and the Peak Mine may not be correct.  Wheaton’s ability to maintain or increase its annual production of gold, silver and copper will be dependent in significant part on its ability to bring new mines into production and to expand ore/mineral reserves at existing mines.

Luismin has an estimated mine life of five years based on proven and probable mineral reserves.  Historically, Luismin has sustained operations through the conversion of a high percentage of inferred mineral resources to mineral reserves.  The Alumbrera Mine has an estimated mine life of 11 years.  Wheaton does not anticipate that further exploration at the Alumbrera Mine will result in a material increase to ore reserves.  The Peak Mine currently has an estimated mine life of four years; however, it is expected that this can be extended by further exploration.

Commodity Prices

The price of the Common Shares, Wheaton’s financial results and exploration, development and mining activities have previously been, or may in the future be, significantly adversely affected by declines in the price of gold, silver and copper.  Gold, silver and copper prices fluctuate widely and are affected by numerous factors beyond Wheaton’s control such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold, silver and copper-producing countries throughout the world.  The price of gold, silver and copper has fluctuated widely in recent years, and future serious price declines could cause continued development of and commercial production from Wheaton’s properties to be impracticable.  Depending on the price of gold, silver and copper, cash flow from mining operations may not be sufficient and Wheaton could be forced to discontinue production and may lose its interest in, or may be forced to sell, some of its properties.  Future production from Wheaton’s mining properties is dependent on gold, silver and copper prices that are adequate to make these properties economic.

Furthermore, reserve calculations and life-of-mine plans using significantly lower gold, silver and copper prices could result in material write-downs of Wheaton’s investment in mining properties and increased amortization, reclamation and closure charges.

In addition to adversely affecting Wheaton’s reserve estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project.  Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project.  Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Copper concentrate from the Alumbrera Mine is shipped to smelters in Europe, India, the Far East, Canada and Brazil.  Transportation costs of copper concentrate could increase substantially due to an increase in the price of oil or a shortage in the number of vessels available to ship concentrate to smelters.

Commodity Hedging

Currently Wheaton’s policy is not to hedge future metal sales, however, this policy may change in the future.  Hedging of metal sales may require margin activities.  Sudden fluctuations in the price of the metal being hedged could result in margin calls that could have an adverse effect on the financial position of Wheaton.

There is no assurance that a commodity-hedging program designed to reduce the risk associated with fluctuations in metal prices will be successful. Hedging may not protect adequately against declines in the price of the hedged metal.  Although hedging may protect Wheaton from a decline in the price of the metal being hedged, it may also prevent Wheaton from benefiting fully from price increases.

Exchange Rate Fluctuations

Exchange rate fluctuations may affect the costs that Wheaton incurs in its operations.  Gold, silver and copper is sold in US dollars and Wheaton’s costs are incurred principally in Canadian dollars, Mexican pesos, Argentine pesos, Brazilian reals and Australian dollars.  The appreciation of non-US dollar currencies against the US dollar can increase the cost of gold, silver and copper production in US dollar terms.  From time to time, Wheaton transacts currency hedging to reduce the risk associated with currency fluctuations.  There is no assurance that its hedging strategies will be successful. Currency hedging may require margin activities.  Sudden fluctuations in currencies could result in margin calls that could have an adverse effect on Wheaton’s financial position.

Land Title

Although the title to the properties owned and proposed to be acquired by Wheaton were reviewed by or on behalf of Wheaton, no formal title opinions were delivered to Wheaton and, consequently, no assurances can be given that there are no title defects affecting such properties.  Title insurance generally is not available, and Wheaton’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained.  Wheaton has not conducted surveys of the claims in which it holds direct or indirect interests and, therefore, the precise area and location of such claims may be in doubt.  Accordingly, Wheaton’s mineral properties may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects.  In addition, Wheaton may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

Competition

The mining industry is competitive in all of its phases.  Wheaton faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, precious and base metals.  Many of these companies have greater financial resources, operational experience and technical capabilities than Wheaton. As a result of this competition, Wheaton may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all.  Consequently, Wheaton’s revenues, operations and financial condition could be materially adversely affected.

Additional Capital

The mining, processing, development and exploration of Wheaton’s properties, may require substantial additional financing.  Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development or production on any or all of Wheaton’s properties or even a loss of property interest.  There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to Wheaton.  Low gold prices during the five years prior to 2002 adversely affected Wheaton’s ability to obtain financing, and low gold, silver and copper prices could have similar effects in the future.

Government Regulation

The mining, processing, development and mineral exploration activities of Wheaton are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters.  Although Wheaton’s mining and processing operations and exploration and development activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development.  Amendments to current laws and regulations governing operations and activities of mining and milling or more stringent implementation thereof could have a substantial adverse impact on Wheaton.

Foreign Operations

The majority of Wheaton’s operations are currently conducted in Mexico, Argentina, Australia and Brazil, and as such Wheaton’s operations are exposed to various levels of political, economic and other risks and uncertainties.  These risks and uncertainties vary from country to country and include, but are not limited to, terrorism; hostage taking; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Changes, if any, in mining or investment policies or shifts in political attitude in Mexico, Argentina, Australia and Brazil may adversely affect Wheaton’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on Wheaton’s operations or profitability.

Labour and Employment Matters

While Wheaton has good relations with both its unionized and non-unionized employees, production at the Luismin mining operations and at the Alumbrera and Peak mines is dependant upon the efforts of Wheaton’s and MAL’s employees.  In addition, relations between Wheaton and its employees may be impacted by changes in the scheme of labour relations which may be introduced by the relevant governmental authorities in whose jurisdictions Wheaton carries on business.  Adverse changes in such legislation or in the relationship between Wheaton or MAL with its employees may have a material adverse effect on Wheaton’s business, results of operations and financial condition.

Economic and Political Instability in Argentina

The Alumbrera Mine is located in Argentina.  There are risks relating to an uncertain or unpredictable political and economic environment in Argentina.

In response to the political and economic instability in Argentina, in January 2002, the government announced the abandonment of the one to one peg of the Argentina peso to the U.S. dollar.  During the economic crisis, Argentina defaulted on foreign debt repayments and, from November 2002 to January 2003, Argentina defaulted on the repayment on a number of official loans to multinational organizations.  In January 2003, the International Monetary Fund agreed to reschedule certain debt owed by Argentina and approved a short term credit line to repay debts to multinational organizations that could not be postponed.

There is the risk of political violence and increased social tension in Argentina as a result of the economic performance and Argentina has experienced an increase in civil unrest, crime and labour unrest.  In addition, the government has also renegotiated or defaulted on contractual arrangements. Roadblocks (piqueterou) by members of the local communities, unemployed people and unions can occur on most national and provincial routes without notice.  There have been some minor disruptions to access routes near the mine site which did not affect the supply of goods to the mine.  Although there has not been any recurrence of disruptions in the past year, there is no assurance that disruptions will not occur in the future which will affect the supply of goods.

Certain events could have significant political ramifications to MAL in Argentina.  In particular, serious environmental incidents such as contamination of groundwater and surface water downstream of the tailings dam due to uncontrolled migration of the sulphate plume or other events, which would constitute a major breach of EIR commitments.

The Alumbrera mining prospects are owned by YMAD, a quasi-governmental mining company, pursuant to an Argentine mining law which granted YMAD such rights. YMAD has granted a mining lease to MAL pursuant to the UTE Agreement (see “Description of the Business — Alumbrera Mine, Argentina — Property Description and Location” for details regarding the UTE Agreement). Significant political changes in Argentina which impact foreign investment and mining in general, or YMAD or MAL’s rights to the Alumbrera mining prospects in particular, could adversely impact MAL’s ability to operate the Alumbrera Mine.

Certain political and economic events such as: (i) the inability of MAL to obtain U.S. dollars in a lawful market of Argentina; (ii) acts or failures to act by a government authority in Argentina; and (iii) acts of political violence in Argentina, could have a material adverse effect on MAL’s ability to operate the Alumbrera Mine.

Foreign Subsidiaries

Wheaton is a holding company that conducts operations through foreign (Mexican, Argentinian, Brazilian, Bermudian, Australian, Cayman Island and Antiguan) subsidiaries, joint ventures and divisions, and substantially all of its assets are held in such entities.  Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict Wheaton’s ability to fund its operations efficiently.  Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on Wheaton’s valuation and stock price.

Insurance and Uninsured Risks

Wheaton’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, hurricanes and earthquakes.  Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Wheaton’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although Wheaton maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with a mining company’s operations.  Wheaton may also be unable to maintain insurance to cover these risks at economically feasible premiums.  Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability.  Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Wheaton or to other companies in the mining industry on acceptable terms.  Wheaton might also become subject to liability for pollution or other hazards which may not be insured against or which Wheaton may elect not to insure against because of premium costs or other reasons.  Losses from these events may cause Wheaton to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Acquisition Strategy

As part of Wheaton’s business strategy, it has sought and will continue to seek new mining and development opportunities in the mining industry. In pursuit of such opportunities, Wheaton may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into Wheaton.  Wheaton cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit Wheaton’s business.

Joint Ventures

Wheaton holds an indirect 37.5% interest in the Alumbrera Mine, the other 12.5% and 50% interests being held indirectly by Northern Orion, and Xstrata, respectively.  Wheaton’s interest in the Alumbrera Mine is subject to the risks normally associated with the conduct of joint ventures.  The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on Wheaton’s profitability or the viability of its interests held through joint ventures, which could have a material adverse impact on Wheaton’s future cash flows, earnings, results of operations and financial condition: (i) disagreement with joint venture partners on how to develop and operate mines efficiently; (ii) inability of joint venture partners to meet their obligations to the joint venture or third parties; and (iii) litigation between joint venture partners regarding joint venture matters.

Market Price of the Common Shares, the Warrants, the Series “A” Warrants and the Series “B” Warrants

The Common Shares, the Warrants, the Series “A” Warrants and the Series “B” Warrants are listed on the TSX.  The Common Shares, the Warrants and the Series “A” Warrants are also listed on the AMEX.  Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved.  These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries.  The price of the Common Shares, the Warrants, the Series “A” Warrants and the Series “B” Warrants are also likely to be significantly affected by short-term changes in gold, silver or copper prices or in its financial condition or results of operations as reflected in its quarterly earnings reports.

As a result of any of these factors, the market price of the Common Shares, the Warrants, the Series “A” Warrants and the Series “B” Warrants at any given point in time may not accurately reflect Wheaton’s long-term value.  Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities.  Wheaton may in the future be the target of similar litigation.  Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Dividend Policy

No dividends on the Common Shares have been paid by Wheaton to date.  Wheaton anticipates that it will retain all future earnings and other cash resources for the future operation and development of its business.  Wheaton does not intend to declare or pay any cash dividends in the foreseeable future.  Payment of any future dividends will be at the discretion of Wheaton’s board of directors after taking into account many factors, including Wheaton’s operating results, financial condition and current and anticipated cash needs.

Dilution to Wheaton Shareholders

As of March 24, 2005, 575,034,719 Common Shares were outstanding.  The Company also has outstanding Warrants to purchase an additional 54,358,322 Common Shares at a price of Cdn$1.65 per share until May 30, 2007, Series “A” Warrants to purchase an additional 56,282,637 Common Shares at a price of Cdn$1.65 per share until May 30, 2007, Series “B” Warrants to purchase an additional 64,136,974 Common Shares at a price of Cdn$3.10 per share until August 25, 2008 and options to purchase an additional 20,709,166 Common Shares at prices ranging from Cdn$0.57 to Cdn$3.92 per share with expiry dates ranging from February 27, 2006 to February 7, 2010.  During the life of the warrants, options and other rights, the holders are given an opportunity to profit from a rise in the market price of the Common Shares with a resulting dilution in the interest of the other shareholders.  Wheaton’s ability to obtain additional financing during the period such warrants, options or other rights are outstanding may be adversely affected and the existence of such warrants, options or other rights may have an adverse effect on the price of the Common Shares.  The holders of the warrants, options and other rights may exercise such securities at a time when Wheaton would, in all likelihood, be able to obtain any needed capital by a new offering of securities on terms more favourable than those provided by the outstanding warrants, options or other rights.

The increase in the number of Common Shares in the market upon exercise of any of such convertible securities and the possibility of sales of such shares may have a depressive effect on the market price of the Common Shares.  In addition, as a result of such additional Common Shares being issued, the voting power of the Company’s existing shareholders will be substantially diluted.

Future Sales of Common Shares by Existing Shareholders

Sales of a large number of Common Shares in the public markets, or the potential for such sales, could decrease the trading price of the Common Shares and could impair Wheaton’s ability to raise capital through future sales of Common Shares.  Wheaton has previously completed private placements at prices per share which are lower than the current market price of the Common Shares.  Accordingly, a significant number of shareholders of Wheaton have an investment profit in the Common Shares that they may seek to liquidate.  Substantially all of the Common Shares can be resold without material restriction either in the United States, in Canada or both.

Key Executives

Wheaton is dependent on the services of key executives, including its Chairman and Chief Executive Officer and a small number of highly skilled and experienced executives and personnel.  The loss of these persons or Wheaton’s inability to attract and retain additional highly skilled employees may adversely affect its business and future operations.

Conflicts of Interest

Certain of the directors and officers of Wheaton also serve as directors and/or officers of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict.  Any decision made by any of such directors and officers involving Wheaton will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of Wheaton and its shareholders.  In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (Ontario) and other applicable laws.

Technical Information

JORC Code Definitions

The estimated ore reserves and mineral resources for the Alumbrera Mine, the Peak Mine and the Amapari Project have been calculated in accordance with the current (1999) version of the Australasian Code for Reporting of Mineral Resources and Ore Reserves (the “JORC Code”), the Australian worldwide standards.  The JORC Code has been accepted for current disclosure rules in Canada under the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).  The following definitions are reproduced from the JORC Code:

The term “Mineral Resource” means a concentration or occurrence of material of intrinsic economic interest in or on the Earth’s crust in such form and quantity that there are reasonable prospects for eventual economic extraction.  The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.  Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

The term “Inferred Mineral Resource” means that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence.  It is inferred from geological evidence and assumed but not verified geological and/or grade continuity.  It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.

The term “Indicated Mineral Resource” means that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence.  It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.  The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

The term “Measured Mineral Resource” means that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence.  It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.  The locations are spaced closely enough to confirm geological and/or grade continuity.

The term “Ore Reserve” means the economically mineable part of a Measured or Indicated Mineral Resource.  It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors.  These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Ore Reserves are sub-divided in order of increasing confidence into Probable Ore Reserves and Proved Ore Reserves.

The term “Probable Ore Reserve” means the economically mineable part of an Indicated, and in some circumstances Measured Mineral Resource.  It includes diluting materials and allowances for losses which may occur when the material is mined.  Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors.  These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

The term “Proved Ore Reserve” means the economically mineable part of a Measured Mineral Resource.  It includes diluting materials and allowances for losses which may occur when the material is mined.  Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors.  These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

The foregoing definitions of Ore Reserves and Mineral Resources as set forth in the JORC Code have been reconciled to the definitions set forth in “CIM Standards on Mineral Resources and Reserves — Definitions and Guidelines” prepared by the CIM Standing Committee on Reserve Definitions and approved by the CIM Council of the Canadian Institute of Mining, Metallurgy and Petroleum in August 2000 (the “CIM Standards”) which were adopted by NI 43-101.  If the Ore Reserves and Mineral Resources for the Alumbrera Mine and the Peak Mine were estimated in accordance with the definitions in the CIM Standards, there would be no substantive difference in such Ore Reserves and Mineral Resources.

CIM Standards Definitions

The estimated mineral reserves and mineral resources for the Luismin Mines and the Los Filos Project have been calculated in accordance with the CIM Standards.  The following definitions are reproduced from the CIM Standards:

The term “Mineral Resource” means a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.  Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

The term “Inferred Mineral Resource” means that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

The term “Indicated Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

The term “Measured Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

The term “Mineral Reserve” means the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

The term “Probable Mineral Reserve” means the economically mineable part of an Indicated Mineral Resource and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

The term “Proven Mineral Reserve” means the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This section uses the terms “Measured”, “Indicated” and “Inferred” Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Average Total Cash Costs

“Average total cash costs” figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers.  The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash costs of production in North America.  Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies.  Costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, but are exclusive of amortization, reclamation, capital, development and exploration costs.  These costs are then divided by ounces sold to arrive at the total cash costs of sales.  The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations.  This data is furnished to provide additional information and is a non-GAAP measure.  It should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating costs presented under GAAP.

Summary of Ore Reserve/Mineral Reserve and Mineral Resource Estimates

Ore Reserve/Mineral Reserve Estimates

The following table sets forth the estimated Ore Reserves/Mineral Reserves for the Alumbrera Mine, the Peak Mine, the Luismin properties and the Amapari Project as of December 31, 2004:

Proved/Proven and Probable Ore/Mineral Reserves(1)(7)

			Grade			Contained Metal
Deposit	Category	Tonnes (000s)	Gold (grams per tonne)	Silver (grams per tonne)	Copper (%)	Gold (ounces) (000s)	Silver (ounces) (000s)	Copper (pounds) (000s)

Alumbrera Mine (2)	Proved	132,000	0.53	—	0.48	2,250	—	1,397,000
(Wheaton’s 37.5% interest)	Probable	8,250	0.41	—	0.41	110	—	75,000

	Proved + Probable	140,250	0.52	—	0.48	2,360	—	1,471,000

Peak Mine (3)	Proved	830	5.28	—	0.73	140	—	13,000
	Probable	1,270	6.55	—	0.45	270	—	13,000

	Proved + Probable	2,100	6.05	—	0.56	410	—	26,000

Luismin (4)	Proven	1,090	7.20	489	—	250	17,200	—
- San Dimas	Probable	1,490	5.77	442	—	280	21,200	—

	Proven + Probable	2,590	6.37	462	—	530	38,400	—

Luismin (4)	Proven	610	4.21	67	—	80	1,300	—
- San Martin	Probable	340	4.63	51	—	50	600	—
with San Pedrito
	Proven + Probable	950	4.36	62	—	130	1,900	—

Luismin (5)	Proven	420	4.73	—	—	70	—	—
- Nukay	Probable	770	4.65	—	—	120	—	—

	Proven + Probable	1,190	4.68	—	—	180	—	—

Amapari (6)	Proved	5,540	2.13	—	—	380	—	—
	Probable	15,110	2.36	—	—	1,150	—	—

	Proved + Probable	20,650	2.30	—	—	1,530	—	—

Total	Proved/Proven					3,170	18,500	1,410,000
	Probable					1,970	21,800	87,000

	Proved/Proven + Probable					5,140	40,300	1,497,000

(1)

All Mineral Reserves have been calculated as of December 31, 2004 in accordance with the CIM Standards or the JORC Code.  The JORC Code has been accepted for current disclosure rules in Canada under NI 43-101.

(2)

The Mineral Reserves for the Alumbrera Mine set out in the table above have been estimated by Luis Rivera, AusIMM at Minera Alumbrera Limited who is a qualified person under NI 43-101 and a competent person under the JORC Code.  The Mineral Reserves are classified as proved and probable, and are based on the JORC Code.  See “Description of the Business — Alumbrera Mine, Argentina — Ore Reserve and Mineral Resource Estimates” for further details.

(3)

The Mineral Reserves for the Peak Mine set out in the table above have been estimated by Joe Ranford, AusIMM at Peak Gold Mines Pty Ltd. who is a qualified person under NI 43-101 and a competent person under the JORC Code.  The Mineral Reserves are classified as proved and probable, and are based on the JORC Code.  See “Description of the Business — Peak Mine, Australia — Ore Reserve and Mineral Resource Estimates” for further details.

(4)

The Mineral Reserves for the San Dimas mines and the San Martin mine set out in the table above have been estimated by Reynaldo Rivera, AusIMM at Luismin who is a qualified person under NI 43-101 and a competent person under the JORC Code.  The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards.  See “Description of the Business — Luismin Mines, Mexico — Mineral Reserve and Mineral Resource Estimates” for further details.

(5)

The Mineral Reserves for the Nukay mine set out in the table above have been estimated by Gary Giroux, P.Eng. at Micon International Limited who is a qualified person under NI 43-101.  The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards.  See “Description of the Business — Luismin Mines, Mexico — Mineral Reserve and Mineral Resource Estimates” for further details.

(6)

The Mineral Reserves for the Amapari Project set out in the table above have been estimated by Rodrigo Mello, AusIMM at Wheaton Gold Brazil Ltda. who is a qualified person under NI 43-101 and a competent person under the JORC Code.  The Mineral Reserves are classified as proved and probable, and are based on the JORC Code.  See “Description of the Business — Amapari Project, Brazil — Mineral Reserve and Mineral Resource Estimates” for further details.

(7)

Numbers may not add up due to rounding.

Mineral Resource Estimates

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This section uses the terms “Measured”, “Indicated” and “Inferred” Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

The following table sets forth the estimated Mineral Resources for the Alumbrera Mine, the Peak Mine, the Luismin properties, the Amapari Project and El Limón as of December 31, 2004:

Measured, Indicated and Inferred Mineral Resources (1)(9)(10)

(excluding Proved/Proven and Probable Mineral Reserves)

			Grade			Contained Metal
Deposit	Category	Tonnes (000s)	Gold (grams per tonne)	Silver (grams per tonne)	Copper (%)	Gold (ounces) (000s)	Silver (ounces) (000s)	Copper (pounds) (000s)

Alumbrera Mine (2)	Measured	9,750	0.40	—	0.40	130	—	86,000
(Wheaton’s 37.5%	Indicated	1,500	0.30	—	0.40	10	—	13,000
interest)	Measured + Indicated	11,250	0.39	—	0.40	140	—	99,000
	Inferred	—	—	—	—	—	—	—

Peak Mine (3)	Measured	590	2.47	—	1.27	50	—	17,000
	Indicated	1,070	5.09	—	1.25	170	—	30,000
	Measured + Indicated	1,660	4.15	—	1.26	220	—	47,000
	Inferred	2,590	9.4	—	0.56	780	—	32,000

Luismin (4)	Measured	—	—	—	—	—	—	—
- San Dimas	Indicated	—	—	—	—	—	—	—
	Measured + Indicated	—	—	—		—	—
	Inferred	13,260	3.4	316	—	1,440	134,800	—

Luismin (4)	Measured	—	—	—	—	—	—	—
- San Martin	Indicated	—	—	—	—	—	—	—
	Measured + Indicated	—	—	—	—	—	—	—
	Inferred	2,540	2.5	133	—	210	10,800	—

Luismin (5)	Measured	40	5.31	—	—	10	—	—
- Nukay	Indicated	10,450	1.75	—	—	590	—	—
	Measured + Indicated	10,480	1.76	—	—	590	—
	Inferred	9,690	1.8	—	—	580	—	—

Luismin (6)	Measured	20,670	0.81	—	—	540	—	—
- Los Filos	Indicated	67,540	0.91	—	—	1,980	—	—
	Measured + Indicated	88,210	0.89	—	—	2,520	—	—
	Inferred	11,260	0.7	—	—	260	—	—

Amapari (7)	Measured	620	2.40	—	—	50	—	—
	Indicated	2,660	1.73	—	—	150	—	—
	Measured + Indicated	3,280	1.86			200
	Inferred	8,930	3.9	—	—	1,110	—	—

El Limón (8)	Measured	—	—	—	—	—	—	—
(Wheaton’s 21.2%	Indicated	—	—	—	—	—	—	—
interest)	Measured + Indicated	—	—	—		—	—
	Inferred	6,500	3.3	—	—	680	—	—

Total	Measured					770	—	103,000
	Indicated					2,900	—	43,000
	Measured + Indicated					3,670	—	145,000
	Inferred					5,060	145,600	32,000

(1)

All Mineral Resources have been calculated as of December 31, 2004 in accordance with the CIM Standards or the JORC Code.

(2)

The Mineral Resources for the Alumbrera Mine set out in the table above have been estimated by Luis Rivera, AusIMM at Minera Alumbrera Limited who is a qualified person under NI 43-101 and a competent person under the JORC Code.  The Mineral Resources are classified as measured and indicated, and are based on the JORC Code.  See “Description of the Business — Alumbrera Mine, Argentina — Ore Reserve and Mineral Resource Estimates” for further details.

(3)

The Mineral Resources for the Peak Mine set out in the table above have been estimated by Rex Berthelsen, AusIMM at Peak Gold Mines Pty Ltd. who is a qualified person under NI 43-101 and a competent person under the JORC Code.  The Mineral Resources are classified as measured, indicated and inferred, and are based on the JORC Code.  See “Description of the Business— Peak Mine, Australia — Ore Reserve and Mineral Resource Estimates” for further details.

(4)

The Mineral Resources for the San Dimas mines and the San Martin mine set out in the table above have been estimated by Reynaldo Rivera, AusIMM at Luismin who is a qualified person under NI 43-101 and a competent person under the JORC Code.  The Mineral Resources are classified as inferred, and are based on the CIM Standards.  See “Description of the Business — Luismin Mines, Mexico — Mineral Reserve and Mineral Resource Estimates” for further details.

(5)

The Mineral Resources for the Nukay mine set out in the table above have been estimated by Gary Giroux, P.Eng. at Micon International Limited who is a qualified person under NI 43-101.  The Mineral Resources are classified as measured, indicated and inferred, and are based on the CIM Standards.  See “Description of the Business — Luismin Mines, Mexico — Mineral Reserve and Mineral Resource Estimates” for further details.

(6)

The Mineral Resources for the Los Filos Project set out in the table above have been estimated by Neil Burnes, P.Geo. at Snowden Mineral Industry Consultants who is a qualified person under NI 43-101.  The Mineral Resources are classified as measured, indicated and inferred, and are based on the CIM Standards.  See “Description of the Business — Luismin Mines, Mexico — Mineral Reserve and Mineral Resource Estimates” for further details.

(7)

The Mineral Resources for the Amapari Project set out in the table above have been estimated by Rodrigo Mello, AusIMM at Wheaton Gold Brazil Ltda. who is a qualified person under NI 43-101 and a competent person under the JORC Code.  The Mineral Resources are classified as measured, indicated and inferred, and are based on the JORC Code.  The Amapari acquisition was completed on January 9, 2004.  See “Description of the Business — Amapari Project, Brazil — Mineral Reserve and Mineral Resource Estimates” for further details.

(8)

The Mineral Resources for the El Limón deposits set out in the table above have been estimated by James N. Grey, P.Geo. and Al N. Samis, P.Geo., both at Teck Cominco Ltd. who are each qualified persons under NI 43-101.  The Mineral Resources are classified as inferred, and are based on the CIM Standards.

(9)

Mineral Resources are not known with the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.

(10)

Numbers may not add up due to rounding.

Alumbrera Mine, Argentina

Property Description and Location

The Alumbrera Mine consists of the following five facilities, with support offices located in Tucumán, Catamarca City, Rosario and Buenos Aires:

•

an open pit mine, processing facilities and central administration offices at Alumbrera, Catamarca;

•

a 316-kilometre concentrate slurry pipeline through Catamarca and Tucumán Provinces;

•

a 202-kilometre, 220 kilovolt power line from the project’s substation at El Bracho, Tucumán;

•

a filter plant and rail loading facilities at Cruz del Norte, Tucumán; and

•

a port, handling facilities and train maintenance facilities at San Martìn near Rosario, Santa Fé.

The open pit mine is located on a 600 hectare mining lease at Alumbrera, near Belen in northwestern Argentina, 1,100 kilometres northwest of Buenos Aires.  The mining lease encompasses all mineralized areas of the deposit.  Immediate mine infrastructure and other mine facilities cover an additional permitted surface area of 5,200 hectares.  The mine is located in a valley west of the easternmost range of the Andes at an elevation of 2,600 metres above sea level.

The Alumbrera Mine processes ore through conventional crushing, grinding, sulphide flotation and gravity gold circuits.  Concentrate slurry from the processing facilities is pumped 316 kilometres to a filter plant at Cruz del Norte. Concentrates from the filter plant are shipped 830 kilometres by rail from Cruz del Norte, Tucumán to Puerto Alumbrera.  The port is located in San Martín, Rosario in the Province of Santa Fé.  The port operation and maintenance facilities are contained within a 12 hectare lease which includes a rail-switching yard with approximately 8,200 metres of rail. Port facilities include a rail car unloading building and 50,000 tonne storage shed.

All mining prospects in the Farallón Negro district, the region including Alumbrera, are enclosed by a 344 square kilometre national mineral reserve and are owned and administrated by Yacimientos Mineros de Agua de Dionisio (“YMAD”), a quasi-government mining company.  MAL has the right to exploit the Alumbrera Mine pursuant to an agreement between MAL and YMAD (the “UTE Agreement”) signed in April 1994, as amended.  The UTE Agreement defines the working relationship between the parties, including royalty obligations, and requires that ownership of certain of the infrastructure revert to YMAD after completion of operations.

Royalties

MAL is required to pay a 3% royalty (the “Boca Mina Royalty”) to the provincial government of Catamarca.  The royalty is calculated on the value of mineral substances at the mine mouth after certain allowable deductions.  Allowable deductions include all processing and transportation costs, but exclude mining costs and all depreciation.  MAL commenced payments of the Boca Mina Royalty in 1998.

Under the terms of the UTE Agreement, MAL is also obliged to pay a royalty to YMAD equal to 20% of net proceeds after capital recovery and other adjustments to begin in the fiscal year following the one in which positive net proceeds are realized.  Prior to this occurring, MAL is obligated to pay YMAD each fiscal year, beginning after the second full fiscal year following the commencement of commercial production and ending the year in which MAL begins to pay the net proceeds royalty, an advance royalty equal to (i) if net income is less than $1 million, 5% of net income; or (ii) if net income is more than $1 million, the greater of 5% of net income and $1 million only after the capital recovery and certain other adjustments, which have not occurred to date under the UTE Agreement methodology for this calculation.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Alumbrera is about 1,100 kilometres northwest of Buenos Aires and six hours by paved and dirt roads from the airport at San Miguel de Tucumán.  Located in Hualfin District, Belen Department, Catamarca Province, the deposit is 95 kilometres northeast of the town of Belen and approximately 50 road-kilometres northwest of Andalgalà.  The project is served by air and all-weather roads. MAL has scheduled flights and road transport to and from Tucumán and Catamarca and the mine site.  On average, more than 2,100 people are transported by road and more than 2,500 people are transported by air every month.

The climate is arid to semi-arid with topography and vegetation similar to the Arizona-Sonora desert.  The Alumbrera Mine is near the boundary between the Sierras Pampeanas and Puna physiographic provinces and the area is sparsely populated.  Average mean temperature is 17 to 18 degrees Celsius and average minimum and maximum temperatures range between 8 and 10 degrees Celsius and 22 and 27 degrees Celsius.  Temperatures can be as low as minus 10 degrees Celsius in the winter and as high as 40 degrees Celsius in the summer.  Average mean rainfall is 160 millimetres, occurring predominantly during the months of December through March.  Light snows can occur in the winter.

Mine site infrastructure includes offices, a warehouse, a laboratory, a medical centre, a permanent camp and workshops.  Site facilities include two accommodation camps, catering, medical and indoor and open-air recreation facilities.  The mine’s main water supply originates from a bore field, Campo Arenal, and is delivered to the mine site through a 30-kilometre pipeline.  The mine maintains a 1.7 million cubic metre water reservoir.  A 202-kilometre long 220-kilovolt power line provides electrical power to the mine site from a substation at El Bracho, Tucumán.  The power line, with 530 transmission towers, was constructed to provide access to the national power grid.

Topographically, (prior to commencement of mining) the deposit at the Alumbrera Mine was a bowl-shaped, ellipsoidal depression oriented northeast-southwest surrounded by ridges formed mostly by andesitic breccia of the Farallón Negro volcanics.  The floor of the bowl covers an area of 2.5 square kilometres. It is characterized by altered yellowish and reddish rocks that are the oxidized and weathered “surface rind” of hydrothermally altered and mineralized zones that were easily weathered in the recent geologic past, thereby forming the bowl.

History

The Alumbrera area has been known for its veins of copper and gold deposits and alum since at least the 19th century.  Small-scale mining activity took place at the end of the 19th century and during the early 20th century at the southern edges of the present mine area. In 1950, the Alto la Alumbrera veins were sampled by the government for copper and gold.  In 1963, a mapping and geochemical survey defining a deposit of disseminated/scattered copper was conducted. In 1969, YMAD carried out a thorough geological geochemical prospecting program and completed four short drill holes.

From 1973 to 1976, the government carried out a geophysical study (induced polarization and magnetism) and commenced a drilling program. Drilling was completed over several years with 6,000 metres drilled from 1974 to 1976.  YMAD carried out resource mapping and evaluation from available drill holes.  From 1975 to 1982, there was intermittent drilling to complete a total of 18,970 metres and 71 drill holes for the period 1968 to 1981.

From 1985 to 1988, YMAD investigated open pit mining and heap leaching of ore from the central gold-rich oxidized zone. An additional 1,283 metres of drilling, averaging 50 metres per hole, was completed.  Feasibility studies were prepared in 1986 and 1988.

From 1992 to 1993, another feasibility study was conducted. Geological exploration activity included geotechnical investigations, a core relogging program and a diamond drilling program, mineralogical assessments and a complete reinterpretation of the deposit geology.  A geology and metal grade block model of the deposit was generated.

In October 1994, MAL completed a 20-hole, 8,000-metre diamond drillhole program.  Drilling was concentrated in the southern flank of the orebody and within the area to be mined during the first five years of the open pit life. In 1995, MAL commenced mining activities in the mine area.  In August 1997, project commissioning commenced with the processing of the first ore from the mine. In December 1999, the mine achieved production and performance tests under terms of project financing.

MEB negotiated an interest in the project from YMAD in 1990, establishing MAL as the entity to exploit the deposit in 1993.  MIM purchased a 50% interest in MAL in 1994. MEB, with a 50% remaining interest in MAL, was subsequently acquired by Rio Algom Ltd. and North Ltd. in 1995.  RTP acquired North Ltd. in August 2000. Billiton acquired Rio Algom Ltd. in October 2000.  BHP and Billiton merged during 2001 to form BHP Billiton.  In 2003 Wheaton acquired the RTP 25% indirect interest in Alumbrera together with 50% of BHP Billiton’s indirect interest in Alumbrera.  Also in 2003, MIM was acquired by Xstrata.  As a result, Xstrata holds a 50% interest in, and are the operators of, the Alumbrera Mine.  Wheaton holds a 37.5% interest and a third party holds a 12.5% interest.

Geological Setting

Regional Geology

Alumbrera was emplaced in the late Miocene Farallón Negro - Capillitas volcanic flow and breccia complex, situated in the Sierra de Capillitas.  This high-potassium calc-alkaline shoshonitic to banakitic volcanism is the easternmost expression of subduction related volcanism which appears to have developed in block-faulted areas on Palaeozoic crystalline basement along the Andean Cordillera in the late Miocene.  The Farallón Negro complex lies near the boundary of nearly flat and 30-degree east dipping segments of the subducting Nazca Plate, a discontinuity expressed by the east-west boundary between the Puna and Sierras Pampeanas provinces, by a 50-kilometre right-lateral offset in the Andes crest and by the east-west trend of Neogene volcanoes of the Ojos de Salado chain west of Alumbrera and the Farallón Negro centre.

Alumbrera and its host stratovolcano lie between two northeast-trending lineaments, the Hualfin and Aconquija, which may have localized volcanism and mineralization in tension fractures between them.  The volcanism was controlled by sinistral pull-apart tectonics along a major northwest trending lineament.  The Farallón Negro volcanic and intrusive complex was a stratovolcano formerly up to 6 kilometres high and approximately 16 kilometres in diameter, which evolved from more mafic pyroxene andesites to more hornblende and biotite bearing andesites and dacites.  Volcanism was followed by the emplacement of the mineralization-related dacite porphyries.  The location of the dacite porphyries coincides with the eruptive centres of the former andesite-dacite stratovolcano, whose roots they intruded.

Deposit Geology

The Alumbrera alkalic dacite porphyries were intruded about 8 million years ago into the roots of the Farallón Negro volcano.  The intrusion- generated large-scale hydrothermal circulation resulted in alteration and mineralization of the porphyry itself and its volcanic host rocks.  Subsequent erosion has exposed the upper part of the volcano and its porphyry system to a level that is favourable for mining.

The Farallón Negro host rocks are about 90% autobrecciated flows in a thick-bedded sequence of fragment-poor to fragment-crowded weakly to strongly porphyritic potassic andesite.  The remaining 10% is comprised of lithic and non-porphyritic flow units.

The primary mineralized rocks of Alumbrera consist of a series of porphyritic intrusions.  A total of seven distinctive porphyritic intrusions have been recognised, which form stocks (earliest units) and dyke-like bodies (youngest units) that extend to the outer edge of the deposit with some of the dykes forming a radial pattern around the central stocks.  Geochemically the dacites are typical for subduction-related potassic igneous rocks (shoshonites) from mature continental arc settings.

Exploration

The mining rights to the Alumbrera Mine are limited to a 2,000 metre by 3,000 metre rectangle (600 hectares in size) approximately centred on the open pit mine.  This area, referred to as the contract area, is slightly larger than the ultimate pit rim dimensions. No exploration is conducted by MAL outside of the contract area.

Because of the very limited area of mineral rights involved and the dominance of the area by the open pit mine, further exploration work will be limited.

Mineralization

The mineralogy of the primary (unweathered) ore consists of chalcopyrite (±  bornite), native gold and pyrite.  Gold occurs mainly in chalcopyrite.  Gold values correlate closely with copper values in primary mineralization and ratios are very consistent through the deposit.

Ore grades correlate with lithology.  The highest copper-gold grades are associated with intense potassic (quartz-magnetite) alteration of two of the earliest mineralized porphyritic intrusions and in adjacent biotized or potassium feldspar altered andesites.  Younger porphyries are less mineralized or barren.  The majority of the copper is primary and occurs as chalcopyrite in disseminated grains and in veinlets.  Copper and gold are positively correlated with gold occurring in association with early pyrite-chalcopyrite-magnetite as free gold grains in the 10 to 50 micron range.  The economic-grade sulphide mineralization extends upward almost to surface.

The upper portion of the orebody has been subject to weathering and can be sub-divided into two distinct zones, an upper, thin, leached zone, and a lower sulphide enriched zone.  The leached zone contains oxide and carbonate copper minerals, including soluble species.  Gold values appear largely unaffected by leaching.  The sulphide-enriched zone is complex and contains chalcocite, covellite, native copper and chalcopyrite in varying proportions.  The intensity of chalcocite decreases with depth and is absent in fresh (primary) ore.  Leaching and oxidation near the surface generally does not extend to deeper than 30 metres.

Drilling

The Alumbrera Mine has been worked on by at least four different companies with numerous drilling campaigns since YMAD commenced work in 1969.  Both reverse circulation and diamond drilling has been performed, however, the database is composed predominantly of diamond core data.  The diamond drill programs were completed using both N-sized core (“NQ”) and H-sized core (“HQ”) longyear Q-series drilling systems (47.6 millimetres and 63.5 millimetres core diameter, respectively).

270 holes were drilled on a nominal 50 metre by 50 metre pattern over the entire deposit.  However, due to shorter lengths on some holes, this density decreases somewhat at the deepest pit elevations.  All holes were drilled on N75o/N255o oriented sections, with dips varying between vertical and minus 60o.  This orientation was chosen so as to best outline faults in the dominant fault strike direction, many of which have material post-mineralization movement or control the intrusion of the host porphyry and mineralizing fluids.

After the 1998-99 resource definition drilling program it became apparent that it was necessary to drill a few more holes to increase data density at the deeper elevations of the pit.  This was required in order to improve geological controls on the model and upgrade some of the indicated resources to the measured category based on the models used to estimate mineral resources and Kriging variances seen during grade interpolation.  An additional 14 holes were drilled to fill in areas of low confidence.  This drilling highlighted that the economic mineralization was open at depth and that it could be potentially exploited by an expansion of the existing open pit.

A significant drilling program was conducted during 2004, resulting in the addition of more than two years of operating life to the Alumbrera Mine.  Additional drilling following up on favourable results received in 2004 will be conducted in 2005.

Sampling and Analysis

Exploration samples are sawn (core) or split (reverse circulation) and sent to ALS Chemex (“ALS”) in Mendoza for further preparation and analysis, following which the assay results were reported by ALS.

Exploration samples were analysed for gold using a 50 gram fire assay with a flame AAS finish after nitric acid/aqua regia digestion of the bead.  This method has a detection limit of 0.01 parts per million and is suitable for the low gold grades seen at Alumbrera.  Samples were analysed for copper and silver using an aqua regia mixed-acid digestion and elemental determination by flame AAS.  The detection limit for copper and silver by this method are 100 parts per million and 1.0 parts per million, respectively.

Minor element analyses have been routinely carried out on approximately 10% of samples to determine base line quantities of potentially toxic metals available to be released into the environment. Samples were randomly selected and analyzed for antimony, arsenic, bismuth, cadmium, lead, mercury, molybdenum, selenium, tellurium and zinc. Additional sampling was conducted in areas identified to have lead and zinc bearing veins.

Sulphur and sulphate analyses were also conducted in order to estimate the amount of pyrite within the deposit.

Drill Core Samples

During logging, the MAL geologist selects the portions of each hole to be sampled based primarily on mineralization.  Using visual inspection, the location of the 0.15% copper boundary would be estimated and sampling would commence approximately 50 metres before this estimated position.  Samples were selected on three-metre intervals regardless of lithologic contacts and geological variation in the core.  Once selected, the core to be sampled was sawn in half with a diamond saw and one half of the core retained.  All sampling and core storage took place at the core logging facility.

Reverse Circulation Samples

Reverse circulation samples were collected in the field at the drill rig over 3-metre intervals after being split in the ratio 3:1 at the sampler.  The smaller sample was sent for analysis and the larger fraction retained on site for the duration of the drill program and then discarded.

Sample Quality

The program set up to monitor the quality of the assay database consisted of the following procedures:

•

the use of internal standards by the laboratory;

•

the use of MAL submitted standard samples with each sample batch;

•

regular re-analysis of pulps by the laboratory;

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re-analysis of pulps as requested by MAL;

•

check analysis of randomly selected pulps by a second laboratory; and

•

1/4 core re-sampling of selected sample intervals mixed with each batch.

Data validation protocols are built into the date-entry system used by MAL to prevent hole-depth, over-lapping logging/sampling intervals or hole-name validation errors.

Security of Samples

MAL’s core logging and storage facility is located in the administration and warehouse building cluster beside the concentrator.  These facilities are secure from entry by non-MAL personnel.  Exploration samples are shipped from this location using scheduled mine delivery trucks.

Ore Reserve and Mineral Resource Estimates

Ore Reserves and Mineral Resources are estimated using the JORC Code.  See “Technical Information – JORC Code Definitions” for JORC Code definitions.

The following table sets forth the estimated Ore Reserves for Wheaton’s 37.5% interest in the Alumbrera Mine as of December 31, 2004:

Proved and Probable Ore Reserves (1)(2)(3)

		Grade		Contained Metal
Category	Tonnes	Gold (grams per tonne)	Copper (%)	Gold (ounces)	Copper (pounds)

Proved in Stockpile	39,375,000	0.40	0.35	510,000	304,000,000
Proved	92,625,000	0.59	0.54	1,740,000	1,093,000,000
Probable	8,250,000	0.41	0.41	110,000	75,000,000

Proved + Probable	140,250,000	0.52	0.48	2,360,000	1,471,000,000

(1)

The Ore Reserves for the Alumbrera Mine set out in the table above have been estimated by Luis Rivera, AusIMM at MAL who is a qualified person under NI 43-101 and a competent person under the JORC Code.  The Ore Reserves are classified as Proved and Probable, and are based on the JORC Code.

(2)

Ore Reserves are based on a life-of-mine production schedule generated from pit optimisation studies on the new resource block model and are reported on the basis of a recoverable payable copper equivalent cut-off grade of 0.32%, with the equivalent grade taking into account copper and gold grades, prices, metallurgical recoveries and realisation costs.  The recoverable payable copper equivalent cut-off grade of 0.32% represents in-situ copper and gold grades generally in the range of 0.15% copper, 0.26 grams of gold per tonne to 0.25% copper, 0.11 grams of gold per tonne.

(3)

Numbers may not add up due to rounding.

The following table sets forth the estimated Mineral Resources for Wheaton’s 37.5% interest in the Alumbrera Mine as of December 31, 2004:

Measured and Indicated Mineral Resources (1)(2)

		Grade		Contained Metal
Category	Tonnes	Gold (grams per tonne)	Copper (%)	Gold (ounces)	Copper (pounds)

Measured	9,750,000	0.40	0.40	130,000	86,000,000
Indicated	1,500,000	0.30	0.40	10,000	13,000,000

Measured + Indicated	11,250,000	0.39	0.40	140,000	99,000,000

(1)

The Mineral Resources for the Alumbrera Mine set out in the table above have been estimated by Luis Rivera, AusIMM at MAL who is a qualified person under NI 43-101 and a competent person under the JORC Code.  The Mineral Resources are classified as Measured and Indicated, and are based on the JORC Code.

(2)

Mineral Resources are not known with the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.

Mineral Processing and Metallurgical Testing

The economic mineralogy of the primary, unweathered ore consists of chalcopyrite, native gold and pyrite in a simple textural relationship.  Chalcopyrite occurs in disseminated grains and in veinlets; copper and gold are positively correlated, with the gold occurring as free grains or, more usually, as inclusions within the chalcopyrite.  As a classic porphyry copper-gold deposit, it is expected that the ore should respond to conventional sulphide flotation for recovery of gold bearing copper concentrate.

There is a wide range of metallurgical testing and operating experience available and planned in support of strategic planning and development.

The feasibility study metallurgical testing confirmed the amenability of the orebody to conventional copper porphyry processing.  Although the programme was possibly not as systematic in establishing the metallurgical response of the orebody as has been the case on other similar projects, Micon considers that the testing adequately addressed all the expected issues and generated appropriate criteria for process design.  These criteria have been generally confirmed by operating experience to date.

MAL decided in 2001 to install a third grinding line and a pebble crushing circuit in order to meet the objective of maintaining concentrate production at lower ore grades over the life-of-mine.  MAL has increased the capacity of the rougher flotation circuit which was successfully commissioned in 2004 and is now operating at design levels.

Mining Operations

Standard truck and shovel mining techniques operations are employed in the open pit mine, utilizing 42 cubic metre shovels and 220 tonne haul trucks to move both ore and waste.  Mining is carried out on 17-metre benches, with 2-metre sub-drill, which suit the size of the equipment necessary for the production rate.

Current mineral reserves have a low waste to ore ratio of an average of 1.89:1 for the 2005 life-of-mine plan.  Operation of the mine is carried out at an elevated cut-off grade, which is reduced over the mine life to the economic cut-off grade.  This practice requires that some ore be stockpiled for later processing.

The mining rate in 2004 marginally exceeded 306,000 tonnes per day for a total of approximately 112 million tonnes of material mined, comprised of approximately 32 million tonnes of ore and 80 million tonnes of waste.  The total material mined is planned to increase to an average of 342,000 tonnes per day, approximately 125 million tonnes per annum, for 2005 to 2006.

MAL employs approximately 1,000 permanent staff and 600 contractors, of whom approximately 500 staff and 200 contractors work in the mining department.  Argentina is a highly unionized country with industry-based unions and very prescriptive labour agreements.  The current labour agreement was renegotiated in 2003 and is in effect for a four year period.

Milling Operations

The original plant uses a conventional porphyry copper flotation circuit with proven, large scale equipment.  The plant produces two products, a copper flotation concentrate containing the major gold credit and doré bullion from gravity recovery of coarser free gold.  The original design capacity was 80,000 tonnes per day with a utilisation of 94%.  Provision was made for expansion to 100,000 tonnes per day by the addition of a third grinding line, in order to maintain metal production as the ore grade decreases.

MAL has increased the capacity of the original plant to approximately 100,000 tonnes per day by the addition of the third grinding circuit, albeit using smaller equipment than that already installed. The expansion also included a pebble crushing circuit to handle critical size material from the semi-autogenous grinding (“SAG”) mills, of which about 1 to 1.5 million tonnes, at 0.4% copper, already had been accumulated.  The planned utilization for 2005 is 94%.

MAL expects that the ball mills will become the limit to throughput with the expanded circuit, particularly on softer ore.  Although the cleaner flotation circuit is a constraint to feed metal, this will not be a problem except on the softest, high grade ore, as lower ore grade will compensate for the increased throughput.  MAL has not identified any other areas that require expansion, although it acknowledges that increased utilisation in most areas is required.

The mined ore is crushed in a 1,540 millimetre by 2,770 millimetre gyratory crusher.  The crushed ore is conveyed 1.7 kilometres to an 80,000 tonne live capacity stockpile.  The ore is drawn from the stockpile by apron feeders to conveyors feeding three parallel grinding circuits.  The two original grinding lines each consist of an 11 metre diameter, 5.14 metre long SAG mill and two 6.1 metre diameter, 9.34 metre long ball mills operating in closed circuit with hydrocyclones.  The third grinding line, which was commissioned in August 2002, consists of a 8.53 metre diameter, 4.27 metre long SAG mill and a 5.03 metre diameter 8.84 metre long ball mill, both of which are reconditioned second-hand units. It has been the practice to remove and stockpile the minus 35 millimetre critical size pebbles from the SAG mill discharge when processing harder ores with lower throughput rate.  A circuit was commissioned in August 2002 for crushing the stockpiled pebbles and the newly generated pebbles, as required.  The pebbles are conveyed via a surge bin to a crusher operating in open circuit and the crushed pebbles will be conveyed via a surge bin to each of the three SAG mill feed conveyors.

SAG and ball mill discharge is pumped to a cluster of hydrocyclones, one cluster for each ball mill.  Hydrocyclone underflow discharges to the ball mill feed, with a minor proportion diverted via two centrifugal gravity concentrators for each cluster, for removal of coarser free gold. Hydrocyclone overflow at 80% passing 150 microns gravitates to the flotation circuit.  The gravity concentrate is transferred to the secure gold room for further cleaning and smelting with fluxes to bullion.

After conditioning with reagents, the hydocyclone overflow passes to the rougher flotation circuit consisting of 32 100 cubic metre mechanical flotation cells.  MAL has expanded the flotation capacity to allow further ore residence time, thus improving recoveries in difficult ore types.  This expansion was successfully commissioned in mid-2004.  Rougher concentrate is reground in one or two 5.0 metre diameter, 7.32 metre long ball mills operating in closed circuit with hydrocyclones, and centrifugal gravity concentrators for further free gold recovery.  The reground rougher concentrate passes to the cleaner flotation section, consisting of 14 pneumatic flotation cells arranged for two stages of cleaning and a cleaner scavenger, all in closed circuit.  The concentrate from the second stage cleaner is the final product and the tailings from the cleaner scavenger are now recirculated to the rougher circuit, although as commissioned these cells operated in open circuit producing final tailings.

Final concentrate is thickened to 63% solids in two 30 metre diameter thickeners and for storage in surge tanks before being pumped via a 316 kilometre long, 175 millimetre diameter pipeline to MAL’s filter plant near Tucumán.  Positive displacement pumps at the mine site and two booster stations elevate the concentrate to a high point from where it flows by gravity 150 kilometres to the filter plant.  At the filter plant, the concentrate is stored in surge tanks and thickened prior to three 120 cubic metre continuous belt filter presses, which reduce the moisture content to 7.5%.  The filters discharge to a storage building, where a front-end loader reclaims the filter cake for rail transport 830 kilometres to the port near Rosario.

Tailings from the process plant flow by gravity pipeline for 8.5 kilometre to an engineered, centreline dam constructed across the Vis Vis canyon.  Distribution is effected by spigotting along the upstream face of the dam. Supernatant water is pumped back to the process plant and seepage is collected downstream of the dam and pumped back.  The dam is raised using waste rock with a core of selected material and remains a significant capital cost throughout the life of the mine.  MAL retains Knight Piesold as its consultant for tailings dam management and construction quality control.

Markets and Contracts

MAL’s objective has been to sell 90% to 95% of its concentrate production through frame contracts, with the balance for sale into the spot market.  This has reduced the annual average treatment and refining charges and provided short-term flexibility of production, sales and revenue.  In this way, the project is able to utilize the market conditions to their optimum advantage. Marketing is managed by MAL and Xstrata copper marketing personnel.

Environmental Considerations

Permitting

Under the terms of the UTE Agreement, MAL is responsible for compliance with the commitments made in the Environmental Impast Report (“EIR”) and the cost of reclamation and closure. There are currently no significant areas of non-compliance.  The EIR must be updated bi-annually as two separate reports for approval by the Tucumán and Catamarca provincial authorities.  Other statutory environmental controls are the water license associated with the fresh water supply from Campo Arenal (Catamarca) and the filter plant discharge license (Tucumán).

In addition to the direct statutory controls, the UTE Agreement and its requirement for consultation with YMAD on strategic issues, including closure, impact on environmental management.

Third party auditors are utilized to review key environment areas such as tailings storage facility design, construction and management.  Through Xstrata and the other shareholders, MAL conducts regular audits of its environment programs to ensure that corporate, community and statutory standards have been adequately identified and are being adhered to.

Compliance

Under the terms of the UTE Agreement, commitments made in the EIR reside with MAL.  In response to these commitments, MAL currently is implementing a revised environmental management system. Various initiatives have been taken and are ongoing to ensure compliance, which is demonstrated by routine monitoring of air and water quality against background levels.

Of particular significance is the commitment to zero discharge, which is implemented by intercepting and pumping back surface and near surface groundwater downstream of the tailings storage facility.  Despite design considerations, a seepage plume has developed in the natural groundwater downstream of the facility, albeit currently well within MAL’s concession, due to the area’s complex structural geology.  A series of pump back wells have been established to capture the seepage, which contains dissolved calcium and sulphate.  The pump back wells will be augmented over the life of the mine in order to contain the plume within the concession and monitoring wells will be provided for the Vis Vis river.  Based on the latest ground water model, the pump back system will need to be operated for several years after mine closure.

The other potentially significant environmental risk lies with the concentrate pipeline.  This pipeline crosses areas of mountainous terrain, significant rivers, high rainfall and active agriculture.  Any rupture of the pipeline poses an environmental risk from spillage of concentrate.  Subsequently, control structures and river crossing protection have been, and continue to be, installed in order to minimize the risk of breakage and spillage, a program of geotechnical inspection has been implemented to monitor landslide risk areas, and routine physical surveillance of the pipeline route is carried out.

Reclamation and Closure

Although YMAD has the right to retain certain project infrastructure at the end of the UTE Agreement and 1997 Mining Lease Agreement between MAL and YMAD, on final termination of commercial production, MAL is legally responsible for reclamation and closure costs in its capacity as operator of the Alumbrera Mine. MAL is committed to stabilizing tailings and waste rock against potential acid generation and water pollution and, to this end, is conducting progressive rehabilitation on the tailings storage facility and waste rock dumps.  Other activities include contaminated land remediation, removal and stabilization of potentially acid generating road base material, securing pit safety and closure of infrastructure.  The ultimate requirement is to achieve final landforms that do not require MAL’s presence post closure.

MAL has prepared an Interim Mine Closure Plan in response both to commitments in the EIR and to meet the requirements of those existing shareholders who are signatories to the Australian Minerals Council Code for Environmental Management.  MAL’s closure planning is an ongoing process that is refined as operations plans are revised and operational and monitoring data are evaluated. Closure costs are revised on an annual basis.

Ongoing rehabilitation is recognized as part of routine operations and associated costs are included in the project’s financial plan. Testing is being completed in order to generate information regarding the potential for acid generation from waste materials, and initial testing of capping materials has been completed.  Progressive rehabilitation commenced in 2002.

Bond-Posting

MAL makes provisions for reclamation and closure in its life-of-mine plan and financial statements, however, MAL is not required to post a bond in connection with its reclamation and closure obligations and no cash provisions are being made.

Capital Costs

The Alumbrera Mine was commissioned in 1998 after the expenditure of approximately $1.233 billion of project development capital.  After additional capital expenditure of approximately $79 million in 1999, on-going annual sustaining and project capital has been expended since that time at a rate of approximately $26 million per fiscal year.  Approximately $8.1 million was expended in fiscal 2004.  Capital expenditures in 2005 are budgeted to be approximately $7.6 million for sustaining capital.

Taxes

MAL is subject to taxation in the form of income tax and IVA tax, the latter of which is applicable to purchases of goods and services at a rate of 21%.  Full reimbursements for IVA tax are available to exporting mining companies.

The statutory tax rate of MAL is 30% as compared to the statutory tax rate of 35% for non-mining companies.  This rate is protected under a fiscal stability regime which also provides for favoured treatment in terms of special deductions for interest paid on foreign loans.

Potential changes to the tax regime, resulting from the current Argentine political, economic and social crisis, are and have been a risk to the estimated levels of future cash flow.  However, it is not expected that any increased taxation would have a material effect on the value of the property or on cash flow, given the existing protection of fiscal stability under the Mining Investment Law granted by the government to the project.

Production Estimates

The MAL operation is expected to draw the majority of its economic value from the sale of copper and gold in concentrate.  In addition, a doré containing gold and silver is produced on-site. Production is derived from ore mined at the Alumbrera Mine.  The total scheduled ore to be mined and processed, and the gold and copper output, are approximately 380 million tonnes, approximately 4.9 million ounces of gold and approximately 1.6 million tonnes of copper, respectively, over a period of approximately 10 years.  Production in 2005 is expected to be 555,000 ounces of payable gold and 183,000 tonnes of contained copper in concentrate.

Luismin Mines, Mexico

Luismin’s mining properties are each operated by wholly-owned subsidiaries of Luismin and include: the Tayoltita, Santa Rita and Central Block mines in the San Dimas district, on the border of Durango and Sinaloa states; the San Martin mine in the State of Querétaro; and the Nukay mine in Guerrero State.  A description of the mines in the San Dimas district, the San Martin mine and the Nukay mine is set forth below.  The four mines hold 71 exploration and exploitation concessions with a total area of approximately 35,700 hectares.  This extensive land ownership covers the mines, as well as the most prospective surrounding areas and forms an important asset for Luismin’s future exploration programs.  Luismin also holds numerous exploration projects throughout Mexico, most of which are in the grassroots stage of development.

Most of the mines are underground operations using primarily mechanized cut-and-fill mining methods.  After milling, cyanidation, precipitation and smelting, doré bars are poured and then transported for refining to Salt Lake City, Utah.  Gold and silver production from the Luismin mining properties during the year ended December 31, 2004 was 132,500 ounces of gold and 6,665,500 ounces of silver.

San Dimas District (Tayoltita, Santa Rita and Central Block Mines)

Prior to 2004, the three Luismin mines in the San Dimas district were treated as separate mining units with production from the Tayoltita and Santa Rita mines processed at the Tayoltita mill and production from the San Antonio mine processed at the San Antonio mill.  Late in 2003, the San Antonio mill was placed on care and maintenance and closed, and, with all mine production to be processed through the Tayoltita mill, a reclassification was made into three new mining units: Tayoltita, Santa Rita and the Central Block (which includes the San Antonio mine).  During 2003, the three operations were also merged and centralized into a single operation under the same management.  It is reported now as San Dimas.

Property Description and Location

Luismin’s three operating mines in the San Dimas district, on the border of Durango and Sinaloa states, are the Tayoltita, Santa Rita and Central Block mines which are located 125 kilometres northeast from Mazatlan, Sinaloa or approximately 150 kilometres west of the city of Durango.  These properties are surveyed and contained in a contiguous block.  The properties cover an area of 22,720 hectares and are held by Minas de Sanluis, S.A. de C.V., a wholly-owned subsidiary of Luismin.  All the ore is now sent to the Tayoltita Mill, since the San Antonio Mill has been placed on care and maintenance.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The San Dimas district is accessed by aircraft in a 45 minute flight from either Mazatlan or Durango, or by driving ten hours from the city of Durango.  Most of the personnel and light supplies for the San Dimas mines arrive on Luismin’s regular flights from Mazatlan and Durango.  Heavy equipment and supplies are brought in by road from Durango or via a rough road which follows the river bed to San Ignacio but the road is only accessible for about six months of the year during the spring dry season.  San Ignacio is connected by 70 kilometres of paved roads to Mazatlan.

The Santa Rita mining area is located three kilometres upstream from Tayoltita.  The ore from the Santa Rita mine is trucked along a winding road that follows the Rio Piaxtla to the Tayoltita mill.  The Central Block mining area is located seven kilometres west of the Tayoltita mine in the State of Sinaloa.  The mine is accessed, from Tayoltita, by a three kilometre long road along the north side of the Rio Piaxtla and bypassing the town of Tayoltita, to the portal of the San Luis Tunnel, through the tunnel and from the exit, by road, or along the San Antonio river bed to the San Antonio mill.  Infrastructure at the San Antonio mine includes a mill, small campsite, warehouse, analytical fire assay laboratory and maintenance shops.  The mill was placed on care and maintenance in November 2003.

The San Dimas district is located in the central part of the Sierra Madre Occidental, a mountain range characterized by very rugged topography with steep, often vertical walled valleys and narrow canyons.  Elevations vary from 2,400 metres above mean sea level on the high peaks to elevations of 400 metres above mean sea level in the valley floor of the Piaxtla River.

Regionally, the climate is variable from the coast to the high plateau.  The climate of the San Dimas area is semi-tropical, characterized by relatively high temperatures and humidity, with hot summers (maximum about 35 degrees Celsius) and mild winters.  At higher elevations in the Sierra, frosty nights occur in the winter (November to March).  The majority of the precipitation occurs in the summer (June through September), however, tropical rainstorms during October to January can result in considerable additional rainfall.  The total average annual rainfall varies from about 66 to 108 centimetres.  Weather does not affect the operations and mining is carried out throughout the year in the San Dimas district.

Trees grow sufficiently on the higher ridges to support a timber industry while the lower slopes and valleys are covered with thick brush, cactus and grasses.  Subsistence farming, ranching, mining and timber cutting are the predominant activities of the region’s population.  Tayoltita is the most important population centre in the area with approximately 8,000 inhabitants, including mining company personnel.  Population outside the mining and sawmill camps is sparse.

Water for the mining operations is obtained from wells and from the Piaxtla River.  Water is also supplied by Luismin to the town of Tayoltita from an underground thermal spring at the Santa Rita mine.  Electrical power is provided by a combination of their own power systems and by the Federal Power Commission’s supply system.  Luismin operates hydroelectric and back-up diesel generators which are interconnected with the Federal Power Commission’s supply system.

Luismin employs a combination of union and contracted workforce at the San Dimas operations with a total current workforce of 859 with 493 at Tayoltita, 132 at Santa Rita and 234 in the San Antonio/Central Block.  Approximately 200 contractors are engaged in the San Dimas operations.

History

The San Dimas district has experienced a long mining history.  Precious metal production was first reported in 1757.  The Spanish continued working several of the mines until the start of the Mexican War of Independence (1810).  Mining activity in the district then decreased and did not start-up again until the 1880s when the Tayoltita mine was acquired by the San Luis Mining Company.  Later the Contraestaca (San Antonio) mine was discovered along with several large bonanza grade orebodies.

In 1904, the first cyanide mill in Mexico was built at Tayoltita.  By 1940, the Candelaria mine had been mined out and the Candelaria and Contraestaca mines were purchased by the San Luis Mining Company.

A mining law introduced in 1959 in Mexico required that the majority of a Mexican mining company be held by Mexicans and forced the sale of 51% of the shares of the San Luis Mining Company to Mexicans.  In 1961, Minas de San Luis S.A. de C.V. was formed and assumed operations of the mine.  In 1978, the remaining 49% interest was obtained by Luismin.

Historical production through 2004 from the San Dimas district is estimated at 672 million ounces of silver and 9.55 million ounces of gold, placing the district third in Mexico for precious metal production after Pachuca and Guanajuato.  Production from the San Dimas district during 2004 was approximately 85,000 ounces of gold and 6.2 million ounces of silver, while production in 2003 was approximately 68,000 ounces of gold and 5.5 million ounces of silver.

Geological Setting

The general geological setting of the San Dimas district is comprised of two major volcanic successions totalling approximately 3,500 metres in thickness; the Lower Volcanic Group (“LVG”) and the Upper Volcanic Group (“UVG”) separated by an erosional and depositional unconformity.

The LVG is of Eocene age predominantly composed of andesites and rhyolitic flows and tuffs and has been locally divided into five units.  The LVG outcrops along the canyons formed by major westward drainage systems and has been intruded by younger members of the batholith complex of granitic to granodioritic composition.  The Socavón rhyolite is the oldest volcanic unit in the district, its lower contact destroyed by the intrusion of the Piaxtla granite.

More than 700 metres thick, the Socavón rhyolite is host for several productive veins in the district.  Overlying the Socavón rhyolite is the 20 to 75 metres thick, well bedded Buelna andesite.  The Buelna andesite is overlain by the Portal rhyolite, ranging in thickness from 50 to 250 metres.

The overlying productive andesite is more than 750 metres in thickness and has been divided into two varieties based on grain size, but is of identical mineralogy.

The overlying Camichin unit, composed of purple to red interbedded rhyolitic and andesite tuffs and flows, is more than 300 metres thick.  It is the host rock of most of the productive ore shoots of Patricia, Patricia 2, Santa Rita and other lesser veins in the Santa Rita mine.

The Las Palmas Formation, at the top of the LVG, is made up of green conglomerates at the base and red arkoses and shales at the top, with a total thickness of approximately 300 metres.  This unit outcrops extensively in the Tayoltita area.

The UVG overlies the eroded surface of the LVG unconformably.  In the San Dimas district, the UVG is divided into a subordinate lower unit composed mainly of lavas of intermediate composition called Guarisamey andesite and an upper unit called the Capping rhyolite.  The Capping rhyolite is mainly composed of rhyolitic ash flows and air-fall tuffs and is up to 1,500 metres thick in the eastern part of the district however within most of the district is about 1,000 metres thick.

The San Dimas district lies within an area of complex normal faulting along the western edge of the Sierra Madre Occidental.  Compressive forces first formed predominantly east-west and east-northeast tension gashes, that were later cut by transgressive north-northwest striking slip faults.  The strike-slip movements caused the development of secondary north-northeast faults, with right lateral displacement.

Five major north-northwest-trending normal faults divide the district into five tilted fault blocks generally dipping 35º to the east.  In most cases, the faults are post ore in age and offset both the LVG and UVG.  All major faults display northeast-southwest extension and dip from near vertical to less than 55º.

Exploration

Typical of epithermal systems, the silver and gold mineralization at the San Dimas district exhibits a vertical zone with a distinct top and bottom that Luismin has termed the Favourable Zone.  At the time of deposition, this Favourable Zone was deposited in a horizontal position paralleling the erosional surface of the LVG on which the UVG was extruded.

This favourable, or productive, zone at San Dimas is some 300 to 600 metres in vertical extent and can be correlated, based both on stratigraphic and geochronologic relationships, from vein system to vein system and from fault block to fault block.  Using this concept of the dip of the unconformity at the base of the UVG, Luismin is able to infer the dip of the Favourable Zone and with considerable success explore and predict the Favourable Zone in untested areas.

At the Tayoltita deposit, silver-gold ratios have been a useful exploration tool.  In most of the veins, detailed studies have shown that silver-gold ratios increase progressively within the ore zone with the contours strongly elongated along the strike of the vein.  The horizontal elongations of the silver-gold ratios are thought to represent the former flow path of the ore fluids which were subhorizontal at the time of the ore deposition suggesting ore shoots can be found along these possible fluid paths.

Luismin applies a 30% probability factor to the volume of the Favourable Zone to estimate the volume/tonnage of Inferred Mineral Resources that will later be discovered in the zone.  For more than 30 years, Luismin has historically and successfully applied the 30% factor.  The factor was originally developed by comparing the explored area of the active veins at that time (San Luis, Guadalupe, Cedral, etc.) to the mined out area plus the Mineral Reserve area.

Deposit Types and Mineralization

The deposits of the San Dimas district are high grade, silver-gold-epithermal vein deposits characterized by low sulphidation and adularia-sericitic alteration formed.  As is common in epithermal deposits, the hydrothermal activity that produced the epithermal vein mineralization began a few million years after the intrusion of the closely associated plutonic rocks and several million years after the end of the volcanism that produced the rocks that host the hydrothermal systems.  Older veins appear more common in the eastern part of the district whereas younger veins are found in the western part.

The mineralization is typical of epithermal vein structures with banded and drusy textures.  Within the district, the veins occupy east-west trending fractures except in southern part of Tayoltita where they strike mainly northeast and in the Santa Rita mine where they strike north-northwest.  The veins were formed in two different systems.  The east-west striking veins were the first system developed, followed by a second system of north-northeast striking veins.  Veins pinch and swell and commonly exhibit bifurcation, horse-tailing and cymoidal structures.  The veins vary from a fraction of a centimetre in width to 15 metres, but average 1.5 metres.  They have been followed underground from a few metres in strike-length to more than 1,500 metres.  Three major stages of mineralization have been recognized in the district: (1) an early stage; (2) an ore forming stage; and (3) a late stage quartz.  Three distinct sub-stages of the ore forming stage also have been identified, each characterized by distinctive mineral assemblages with ore grade mineralization always occurring in the three sub-stages: (1) quartz-chlorite-adularia; (2) quartz-rhodonite; and (3) quartz-calcite.  The minerals characteristic of the ore forming stage are composed mainly of white, to light grey, medium to coarse grained crystalline quartz with intergrowths of base metal sulphides (sphalerite, chalcopyrite and galena) as well as pyrite, argentite, polybasite, stromeyerite, native silver and electrum.

The ore shoots within the veins have variable strike lengths (5 to 600 metres), however, most average 150 metres in strike length.  Down-dip extensions are up to 200 metres but are generally less than the strike length.

Drilling

Exploration of the Favourable Zone at the San Dimas district is done both by diamond drilling and by underground development work.  Diamond drilling is predominantly done from underground stations due to the rugged topography, and the distances from the surface locations to the targets.  All exploration drilling and the exploration underground development work is done in-house by Luismin.  Diamond drilling is of NQ/HQ size with excellent core recoveries (in the range of +95%) at a cost of approximately $45 per metre.

Luismin conducts a continuous program of exploration/development diamond drilling throughout the year at each of its mines with its own rigs.  Twelve diamond drill rigs and crews are employed in the mines.  Generally, two rigs are stationed at the San Martin mine with eight rigs in the mines at San Dimas.

Sampling Method and Approach

Other than the control samples collected at the mill for material balance, two principal types of samples are collected daily from the mine workings: (1) samples of the mineralized zones exposed by the mine workings; and, (2) samples of the diamond drill core from the exploration/development drilling.  Samples are also collected, but on a less routine basis, from mine cars and from the blasted rock pile in a stope.

Individual samples collected from a mineral shoot in certain veins can show considerable variation both vertically and horizontally in the vein as observed by samples from subsequent slices of the stope or from samples taken from the top of the pile of blasted rock in the stope compared to the samples from the back.  Grade control in these veins is achieved in part by the considerable number of samples taken.

Drill core samples, after being sawn in half, are bagged, tagged and sent to the mine assay laboratory.  Several hundreds of samples are collected and processed every month at the mine assay laboratory.

Sample Preparation, Analysis and Security

In the San Dimas district, the mine workings are sampled under the direction of the Luismin Geological Department initially across the vein, at 1.5 metres (5 feet) intervals, with splits along the sample line taken to reflect geological changes.  No sample length is greater than 1.5 metres.  Once the ore block has been outlined and the mining of the block begun, the sample line spacing may be increased to three metres.  Sampling is done by chip-channel, the channel approximately 10 centimetres wide, cut across the vein.  Sample chips of similar size are collected on a canvas sheet, then broken into smaller sized fragments, coned and quartered to produce a 1 to 2 kilogram sample, which is sent for fire assay to the mine assay laboratory.  Sampled intervals are clearly marked on the underground rock faces with spray paint.

Samples are crushed, homogenized, ground and split at the mine assay laboratory to produce a 10 gram representative pulp sample for fire assaying.  Routine quality control is carried out with every tenth sample repeated as a check assay done at the mine assay laboratory, and check assays between the Luismin mine laboratories.  Routine assaying of standards is also carried out at the mine assay laboratory.

Luismin has not routinely sent samples from the mines to outside laboratories for check assays.  In 2000, Luismin sent a suite of 199 samples (approximately 40 from each deposit) to three laboratories, DMC Durango, Bondar Clegg and Barringer, for check assays for silver and gold.  These samples were also assayed at the Tayoltita, San Antonio and San Martin laboratories.  In general, there was good correlation between the San Dimas laboratories and the outside laboratories and between the San Dimas laboratories.

Luismin’s experience has shown considerable variation in grade within the mineralized shoots of the veins, and sampling of the muck piles is not routinely carried out.

Mineral Reserve and Mineral Resource Estimates

Luismin’s policy is to develop and maintain a Mineral Resource base of over 20 years with respect to its overall operations by converting, through development, the Mineral Resources into Mineral Reserves on a yearly basis.

Rather than calculating Mineral Reserves/Mineral Resources over a minimum mining width and then applying corrections for dilution and mine losses to determine Mineral Reserves, the method presently used by Luismin is to estimate the reserve in each of the underground mining blocks by using the conventional mining block estimation methods for underground mines and later applying a tonnage and grade correction to determine mineable Mineral Reserves.

Mineral Reserves and Mineral Resources are estimated using the CIM Standards.  See “Description of the Business – CIM Standards Definitions” for CIM Standards definitions.

The following table sets forth the estimated Mineral Reserves for the three properties in the San Dimas district as of December 31, 2004:

Proven and Probable Mineral Reserves (1)(2)(3)(4)(5)(6)

			Grade		Contained Metal
Deposit	Category	Tonnes	Silver (grams per tonne)	Gold (grams per tonne)	Silver (ounces)	Gold (ounces)

Tayoltita	Proven	339,000	445	4.25	4,851,000	46,000
	Probable	408,000	477	4.69	6,255,000	61,000
	Probable by Diamond Drilling	344,000	363	2.90	4,019,000	32,000
	Proven + Probable	1,091,000	432	3.99	15,118,000	140,000

Santa Rita	Proven	112,000	460	3.24	1,657,000	12,000
	Probable	43,000	462	3.20	635,000	4,000
	Probable by Diamond Drilling	84,000	469	3.76	1,268,000	10,000
	Proven + Probable	239,000	464	3.42	3,560,000	26,000

San Antonio/	Proven	644,000	518	9.44	10,717,000	195,000
Central Block	Probable	343,000	528	9.93	5,821,000	110,000
	Probable by Diamond Drilling	271,000	368	6.80	3,209,000	59,000
	Proven + Probable	1,258,000	488	9.00	19,755,000	364,000

Total	Proven	1,094,000	490	7.20	17,226,000	253,000
	Probable	794,000	498	6.87	12,712,000	175,000
	Probable by Diamond Drilling	699,000	378	4.52	8,497,000	102,000
	Proven + Probable	2,588,000	462	6.37	38,400,000	530,000

(1)

The Mineral Reserves for the properties in the San Dimas district set out in the table above have been estimated by Reynaldo Rivera, AusIMM at Luismin who is a qualified person under NI 43-101 and a competent person under the JORC Code.

(2)

Cut-off grades, based on total operating costs for Tayoltita, Santa Rita and San Antonio, were $56 per tonne.

(3)

All Mineral Reserves are diluted, a mining recovery factor has not been applied, but Watts, Griffis and McOuat Limited (“WGM”) estimates that the mining recovery will be approximately 90%.

(4)

The tonnage factor is 2.7 tonnes per cubic metre.

(5)

Cut-off values are calculated at a price of $5.50 per troy ounce of silver and $375 per troy ounce of gold.

(6)

Numbers may not add up due to rounding.

The following table sets forth the estimated Mineral Resources for the three properties in the San Dimas district as of December 31, 2004:

Inferred Mineral Resources (1)(2)(3)(4)(5)(6)

(excluding Proven and Probable Mineral Reserves)

		Grade		Contained Metal
Deposit	Tonnes	Silver (grams per tonne)	Gold (grams per tonne)	Silver (ounces)	Gold (ounces)

Tayoltita	5,360,000	308	2.9	53,090,000	491,000

Santa Rita	2,690,000	327	2.2	28,290,000	192,000

San Antonio/	5,210,000	319	4.5	53,390,000	755,000
Central Block

Total	13,260,000	316	3.4	134,800,000	1,438,000

(1)

The Inferred Mineral Resources for the properties in the San Dimas district set out in the table above have been estimated by Reynaldo Rivera, AusIMM at Luismin who is a qualified person under NI 43-101 and a competent person under the JORC Code.

(2)

Cut-off grades, based on total operating costs for Tayoltita, Santa Rita and San Antonio, were $56 per tonne.

(3)

All Mineral Resources are diluted, a mining recovery factor has not been applied, but WGM estimates that the mining recovery will be approximately 90%.

(4)

The tonnage factor is 2.7 tonnes per cubic metre.

(5)

Cut-off values are calculated at a price of $5.50 per troy ounce of silver and $375 per troy ounce of gold.

(6)

Mineral Resources are not known with the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.

Mining Operations

Underground gold and silver mining operations are carried out at the Tayoltita, Santa Rita and San Antonio/Central Block mines.  The operations employ cut-and-fill mining with LHD equipment and primary access is provided by adits and internal ramps from an extensive tunnel system through the steep mountainous terrain.  All milling operations are now carried out at a central milling facility at Tayoltita.  The ore processing is by conventional cyanidation followed by zinc precipitation of the silver and gold followed by refining to doré.  The San Antonio mill was placed on care and maintenance in November 2003 with all milling consolidated to the Tayoltita mill and all former San Antonio mine production considered part of the Central Block mine operation.

Tayoltita Mine

The Tayoltita mine is the oldest operating mine in the San Dimas area.  The main access is a 4.4 kilometre tunnel from a portal approximately 400 metres northeast of the Tayoltita mill.  About 570,000 cubic feet per minute of ventilation air is supplied by a combination of natural flow from the access tunnel as well as fan driven through a system of raises.  Raises for ventilation and ore and waste passes are typically developed with boring machines.

The mining method employs mechanized cut-and-fill mining on vein mineralization using waste rock as backfill.  The veins vary from 1 to 3 metres in width and generally dip at 75º to 80º.

Production drilling is completed with jackleg drills or single boom jumbos depending on the vein thickness.  Ore is hauled from the stoping areas, using LHD equipment, then by rail haulage to surface through the main access tunnel.  The rail haulage has a trolley system using eight tonne cars.

With the completion of the San Luis tunnel, development of the Central Block mine has evolved to connect the San Antonio mining area to the Tayoltita mining area.  This mining area is characterized by veins that dip 75º, with variable widths, and is currently being developed as an important mining area for Tayoltita.

Santa Rita Mine

The Santa Rita mine main access is by adit approximately three kilometres to the northeast of the Tayoltita mill site.  The mining method employs cut-and-fill mining on vein mineralization.  The vein dip can vary from subvertical to as low as 35º.  In some of the flatter lying areas, the vein thickness allows for a room and pillar mining operation.  Ventilation is maintained by three exhaust fans providing 530,000 cubic feet of air per minute.

The ore haulage is by LHD equipment either to an internal shaft or directly to rail haulage on the main access tunnel where 2.5-tonne rail cars are used on a trolley line to surface.  The shaft employs a double drum hoist with 2.2-tonne skips.  A tunnel excavation to connect the rail haulage to the Tayoltita tunnel has been completed and has reduced ore transport costs by the elimination of the transfer to trucks at surface.  With the haulage integrated into the Tayoltita haulage system, it provides for more blending of the mill ore supply.

San Antonio and Central Block

The San Antonio mine is located northwest of Tayoltita and is connected by 20 kilometres of winding dirt road over the mountains.  In 2001, the San Luis tunnel was completed which provides for easier access between San Antonio and Tayoltita as well as integration of support services of the two locations.

Mining operations at San Antonio work veins that vary in thickness from one to six metres and employ mechanized cut-and-fill mining methods.  Ventilation is by a combination of natural and fan forced methods supplying 290,000 cubic feet of air per minute to the operations.  Ore haulage is by a combination of LHD equipment with highway type trucks used to haul the ore to the Tayoltita mill.

The San Antonio site includes a mill and some limited accommodation for the workforce.  The mill operation was shutdown in November 2003 and all milling consolidated at the expanded Tayoltita mill facility.  Following the San Antonio mill shutdown, all underground production was integrated into the Central Block mine area.  Ore haulage from the Central Block mine utilizes a short tunnel on the north side of the Piaxtla River that provides ore haulage to the Tayoltita mill and bypasses the townsite.  The decision to terminate the San Antonio milling operations was made primarily due to the exhaustion of the tailings storage capacity.  Efficiencies have been realized by a central milling facility for the San Dimas area.

Milling Operations

The San Dimas district now has one milling facility at Tayoltita to process the production from the three active mining areas in San Dimas.  The Tayoltita mill has a conventional process flowsheet that employs cyanidation and zinc precipitation for recovery of the gold and silver.  The mill currently has an installed leaching capacity of 1,500 tonnes per day and is under expansion to increase the capacity to 2,100 tonnes per day which is expected to be attained in the second quarter of 2005.  Due to current higher grades from the mining operations, the mill is operating at lower throughput.  In 2004, the Tayoltita mill averaged throughput of 1,174 tonnes per day with recoveries of 92.5% silver and 96.8% gold and total production of 6,200,555 ounces of silver and 84,958 ounces of gold.

The Tayoltita mill presently employs two-stage crushing and single stage ball milling to achieve 80% passing 200 mesh.  Leaching is completed in a series of tanks providing 72 hours of leach residence time.  The pregnant solution is recovered in a counter current decant (“CCD”) circuit with the gold and silver recovered from solution in a zinc precipitation circuit.  Two positive displacement pumps operating in parallel move a high density tailings slurry to a box canyon east of the mill site for permanent disposal.  Refining uses an induction furnace to produce 1,000 ounce silver and gold doré bars.

The Tayoltita mill has undergone a series of plant expansions over its operating life which has resulted in three small ball mills in parallel as well as a series of small tanks in the leaching and CCD circuit.  An expansion at Tayoltita in 2003 increased the nominal capacity to 1,500 tonnes per day to replace the capacity required for shutdown of the San Antonio mill.

The current plant expansion to 2,100 tonnes per day includes a new cone crusher and dust collection/system and the installment of a 1,000 hp ball mill providing two stage grinding.  The expansion will retrofit a number of existing tanks for higher capacity for solid liquid separation.  Included in the expansion are increased automation and process control as well as a general upgrade of the plant power distribution and control system.  Start-up of the expanded capacity is anticipated in the second quarter of 2005.

Tailings Management

At the time of Wheaton’s acquisition of the Luismin operations, the practice in the design and operation of tailings containment sites in the San Dimas district complied with the requirements of Mexico and with the permits issued for the dams.  To bring the facilities to international guidelines, a series of improvements were identified as necessary to reduce risk as well as the potential environmental impact.  Since the acquisition, a number of improvements have been made and extensive work is planned to further improve the standard of the tailings operation.

Luismin’s past practice has been to discharge tailings from the cyanidation mills to unlined structures designed to settle the solids and collect solutions for recycling to the milling operations.  The containment dams are typically constructed with cyclone underflow with the overflow draining to decant structures in the central portion of the dam.  Previously, the tailings containment sites had not been subjected to comprehensive geotechnical investigations before construction, normal safety factors in dam design nor monitoring or control of seepage.

The deficiencies with the tailings management aspect of the operations are being addressed by Luismin and capital investments are currently being made to upgrade the containment structures and tailings operations to bring them in line with international guidelines.  In 2004, $1.1 million was spent with a projected expenditure of $2.5 million in 2005.  Environmental requirements in Mexico can be expected to become more aligned with international guidelines in the future.  The planned capital expenditures and changes to upgrade the Luismin tailings management are expected to continue to comply with the operating standards required in Mexico, and to ultimately achieve compliance with international guidelines.

Tayoltita Tailings

The very rugged mountainous terrain and steep walled canyons in the San Dimas district have presented formidable challenges to the tailings management as the scale of operations grew and storage areas were depleted.  The Tayoltita operation has developed numerous tailings disposal sites in the valley near the mill and, in more recent years, a tailings dam has been moved up the valley to the east of the mill.  At that time the operation relied on ten pumping stations to elevate the tailings to the containment site.  The operation included the tailings line and solution return line on cable supports to cross the river valley without any provisions for spill containment in the event of a line failure.

The historical construction practice has been to gradually build containment basins on the steep hillsides using thickened tailings while continuously decanting the solutions for recycle to the mill.  On abandonment, the dried tailings have been left to dehydrate and efforts to establish a natural vegetation cover have been undertaken.  The abandoned dams in the area are subject to erosion and instability until remediation measures are taken.  On three of the older tailings dams near the Tayoltita mill, the land has been reclaimed for use as a soccer field, a softball field and a garden nursery.

Monitoring of the Piaxtla River downstream of the Tayoltita tailings deposits has not shown any environmental impact on the water quality.

Under the current San Dimas plan, the Tayoltita mill operation and future expansion will process all ore mined in the district with all tailings deposited in the currently active tailings disposal dam.  Since the acquisition by Wheaton in 2002, significant capital improvements have been made at the Tayoltita tailings operation and further improvements to the dam and operating practices are planned.

The ten relay tailings pumping stations have been replaced with two positive displacement pumps operating in parallel with the capacity to pump high density tailings the full distance to the dam.  High capacity thickeners have been added to the mill to increase the tailings density and reduce the solution containment, hydrostatic heads, and return capacity required at the tailings dam.  At the river crossing, the tailings lines are suspended in a spill recovery trough with provision to divert any spills into a containment area.  Currently, the feasibility of installing a tailings filtration plant to allow for dry placement of tailings is being assessed.

Construction of the initial phase of an earthen berm against the downstream side of the dam has been completed to increase the safety factor of the containment structure.  The project includes the construction of a seepage drainage and collection system below the dam.

San Antonio Tailings

Due primarily to the exhausted capacity of the tailings dam, the San Antonio mill operation was shutdown in 2003.  The tailings dam site is located in a turn in a steep walled river canyon downstream of the mill operation.  The river has been diverted through two tunnels which have been excavated in the canyon wall on the inside of the river bend.  A third tunnel for road access has been excavated and also serves as an additional channel for the river in high flow periods.  In the 2002 due diligence by Wheaton, the San Antonio tailings dam was identified as a risk to failure due to a low safety factor in the dam, risk associated with an unknown hydrostatic head in the active tailings deposition area, and possible erosion due to a flood event in the adjacent river.

Since the shutdown of the mill operations, some of the risk has been removed by elimination of the hydrostatic head in the dam and diversion of a local drainage channel.  It has been proposed that the dam safety factor be increased by extending the concrete wall on the upstream side of the dam and protection of the downstream side by covering it with mine waste rock.  These measures would also decrease the erosion potential of the tailings.  Some of this work has been initiated while options to close and reclaim the tailings dam are studied.

Luismin has now received approval to reclaim the San Antonio dam by stabilizing the tailings in their current location, subject to the submittal of an environmental assessment that demonstrates the validity of the plan in the second quarter of 2005.  Expenditures in 2004 totalled $0.11 million and expenditures in 2005 are estimated at $3 million.  An access road is being constructed and covering of the tailings with concrete is due to start during the second quarter of 2005.  Completion of the reclamation work is expected at the end of 2006.

San Martin

Property Description and Location

Compañía Minera Peña de Bernal S.A. de C.V., a wholly-owned subsidiary of Lusmin, holds the mining concessions covering 12,992 hectares at the San Martin project in the State of Querétaro.

The San Martin project presently consists of two underground mines, San José and San Martin.  The San Martin deposit/mine is approximately 700 metres north-northeast of the San José deposit/mine.  Luismin commenced mining early in 1994 on the San José deposit with an open pit operation that was later abandoned and mining continued underground.

The San Martin project is located northwest of Mexico City, approximately 50 kilometres east of the City of Querétaro, in the State of Querétaro.  The mine is near the towns of Tequisquiapan and Ezequiel Montes, and is immediately to the north of the town of San Martin, which has a population of approximately 2,000.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the San Martin project, from the City of Querétaro is approximately 40 kilometres southeast, on the Querétaro to Mexico main highway to the city of San Juan del Rio, then 35 kilometres northeast to the town of Ezequiel Montes, then approximately 3 to 5 kilometres from Ezequiel Montes to the town of San Martin.

The climate in the mine area is semi-arid, characterized by relatively low rates of precipitation.  Average annual rainfall is 479 millimetres with about 95% occurring during the summer months.  The average annual temperature is 12 degrees Celsius.

The San Martin mine is located along the west margin of a dacitic dome that rises to the north as a series of smooth prominent hills to an elevation of 2,100 metres above mean sea level, approximately 400 metres above the generally flat landscape that predominates to the south.  Much of the flat countryside is irrigated for the cultivation of grain crops.  Several maguey plantations for the production of Tequila are also present in the area.  The hillside is covered with small scrub bushes and grasses suitable typically for the raising of goats.

The infrastructure at the San Martin mine is typical of a small mining operation with the site composed of mine offices, repair shops, laboratory, warehouse and eating facilities for mine personnel.  Water is supplied to the mine site by a 4 inch pipe with a 120 horsepower electric pump connected to a municipal well at the Hacinda Ajuchitlan approximately 6 kilometres from the mine.  An additional source of water comes from the underground operations which accounts for 55% of the total consumption.  Electrical power is supplied by the Federal Power Commission.  The mine has two emergency generators, 500 kilowatts and 200 kilowatts, to supply power to the mill during a power failure.

Most of the mine personnel are contract labour who live in the nearby villages and towns.  The City of Querétaro is a major urban centre.

History

The deposit was discovered in the eighteenth century and high grade mineralization reportedly was exploited for approximately 40 years, however no production records exist.  The first records show the Ajuchitlan Mining and Milling Company produced an estimated 250,000 tonnes at a grade of 15 grams of gold per  tonne and 100 grams of silver per tonne between 1900 and 1924.

In 1982, Mexico declared a 6,300 hectares National Reserve over the area.  In 1986, Luismin reached an agreement to work in the National Reserve and initiated an exploration program in 1988.

Mining began in 1993 at 300 tonnes per day, and in early 1994, production began from open pit operations on the San José deposit.  Production figures for the 11 years from 1994 to 2004 are shown in the table below.  The current rate of production is 747 tonnes per day with plans to increase the capacity to 1,100 tonnes per day.

Year	Tonnes	Silver (grams per tonne)	Gold (grams per tonne)
1994	134,118	3.19	35
1995	146,774	3.54	39
1996	187,691	3.40	44
1997	219,827	3.27	43
1998	224,279	3.45	50
1999	242,295	3.46	46
2000	284,490	3.60	55
2001	287,520	3.74	66
2002	268,451	4.26	71
2003	276,481	4.29	82
2004	272,734	4.47	83

Geological Setting

The mineralization at the San Martin mine occurs within a tabular breccia zone striking northeast and dipping 70º to 90º east.  It occurs within Upper Cretaceous black limestone and calcareous shales of the Soyatal Mexcala Formation and varies in width from one to 10 metres but averages about three metres.  The breccia zone appears in a structural window on the western side of a Tertiary Rhyolite Dome and has been explored along strike for more than 1,800 metres.  The zone appears to be spatially associated with rhyolite dykes and six separate orebodies have been discovered along the zone.  These orebodies are believed to be all related to one mineralization event that post mineral faulting broke it into six separate bodies.  The faulting has resulted in vertical offsets up to 100 metres and horizontal offsets to 500 metres.

The breccia zone appears to have developed perpendicular to the direction of greatest stress and parallel to the direction of compression.  Locally the mineralization in the upper part of the vertical zone gradually arches to the west to form a horizontal, tabular zone.

Exploration

Exploration at the San Martin mine is concentrated along the strike length of the breccia zone.  The exploration is carried out using a similar approach to the other Luismin properties.  In-house diamond drilling initially tests selected targets, which is followed by underground development that outlines mineral reserves.  Target selection is assisted by geophysical surveying that has included magnetics, induced polarization and resistivity.  The resistivity surveys have been particularly successful in outlining the quartz breccia and several promising resistivity anomalies to the northeast remain to be tested.

Exploration is also carried out approximately 50 kilometres west of San Martin at the San Pedrito project and has been concentrated on the Paulina vein.

Deposit Type and Mineralization

The deposit is an epithermal precious metal (silver-gold) type related to Tertiary rhyolitic intrusives.

Mineralization occurs as electrum and silver selenide minerals associated principally with quartz and lesser calcite.  Evidence of multiple intrusions of quartz with banding and drusy crystal masses observed in the brecciated zone are indicative of open space deposition.

Drilling

Drilling at San Martin is done by mine staff (drilling crews) with the exploration/development drilling carried out continuously by two diamond drilling rigs owned by Luismin.  Additional drilling support is brought in on a contract basis as needed.

Sampling Method and Approach

Sampling of diamond drill core and underground channel chip sampling are carried out in the same manner as at Luismin’s San Dimas mines.  Samplers at San Martin have been trained at the San Dimas mines.

Sample Preparation, Analysis and Security

The San Martin mine has been awarded the Mexican Quality Award which is similar to International Standards ISO 9001 for quality control in the overall mining operations.  Sample preparation, crushing, grinding, homogenization and splitting procedures are similar to those conducted at the other Luismin assay laboratories.

Re-assaying of every 10th sample, assaying of standard samples, and the practice of sending samples to other Luismin laboratories is routine.

Mineral Reserve and Mineral Resource Estimates

Mineral Reserves and Mineral Resources are estimated using the CIM Standards.  See “Description of the Business – CIM Standards Definitions” for CIM Standards definitions.

The following table sets forth the estimated Mineral Reserves for the San Martin mine as of December 31, 2004:

Proven and Probable Mineral Reserves (1)(2)(3)(4)(5)(6)

		Grade		Contained Metal
Category	Tonnes	Silver (grams per tonne)	Gold (grams per tonne)	Silver (ounces)	Gold (ounces)

Proven	610,000	67	4.21	1,300,000	80,000
Probable	340,000	51	4.63	600,000	50,000

Total	950,000	62	4.36	1,900,000	130,000

(1)

The Mineral Reserves for the San Martin mine set out in the table above have been estimated by Reynaldo Rivera, AusIMM at Luismin who is a qualified person under NI 43-101 and a competent person under the JORC Code.

(2)

Cut-off grades, based on total operating costs, were $30.35 per tonne.

(3)

All Mineral Reserves are diluted, a mining recovery factor has not been applied but WGM estimates that the mining recovery will be approximately 90%.

(4)

The tonnage factor is 2.7 tonnes per cubic metre.

(5)

Cut-off values are calculated at a price of $5.50 per troy ounce of silver and $375 per troy ounce of gold.

(6)

Numbers may not add up due to rounding.

The following table sets forth the estimated Mineral Resources for the San Martin mine as of December 31, 2004:

Inferred Mineral Resources (1)(2)(3)(4)(5)(6)

(excluding Proven and Probable Mineral Reserves)

	Grade		Contained Metal
Tonnes	Silver (grams per tonne)	Gold (grams per tonne)	Silver (ounces)	Gold (ounces)

2,540,000	133	2.5	10,800,000	206,000

(1)

The Inferred Mineral Resources for the San Martin mine set out in the table above have been estimated by Reynaldo Rivera, AusIMM at Luismin who is a qualified person under NI 43-101 and a competent person under the JORC Code.  The above Mineral Resources includes the San Pedrito project.

(2)

Cut-off grades based on total operating cost were $30.35 per tonne.

(3)

All Mineral Reserves are diluted, a mining recovery factor has not been applied but WGM estimates that the mining recovery wil be approximately 90%.

(4)

The tonnage factor is 2.7 tonnes per cubic metre.

(5)

Cut-off values are calculated at a price of $5.50 per troy ounce of silver and $375 per troy ounce of gold.

(6)

Mineral Resources are not known with the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.

Mining Operations

The San Martin operation consists of underground mining and milling facilities with a current capacity of 900 tonnes per day.  The San Martin mill operation processes flotation concentrates from two other mining operations as well as processing the ore produced from the San Martin underground operation.  Unlike the San Dimas operations of Luismin, the San Martin mine is primarily a gold mine with some silver production.  In 2004, the mill processed 272,734 tonnes at a grade of 4.47 grams of gold per tonne and 83 grams of silver per tonne.  The San Martin operation has the lowest cost per tonne of the Luismin operations at $30.35 per tonne of ore milled due primarily to the geometry of the orebody and the more compact site which reduces ore haulage.  In addition, the tailings dam is down gradient from the mill site.

The main mine access is by tunnels with portals located less than 300 metres from the mill site.  Ventilation is provided by natural means as well as surface mounted fans.  The mine employs mechanized cut-and-fill using waste rock from development to backfill stoping areas.  The ore is transported from the stopes with load haul dump equipment to ore passes for loading of highway type trucks for ramp haulage to the mill.

To improve the safety of the underground operations, the stoping method has been changed to employ only horizontal drilling.  Previously drilling in the stopes was upwards into the back and required the use of cages to provide some protection from falling material characteristic in the weak ore zone formation.  The San Martin mineralization at higher elevations is a manto type, and is up to 6 metres thick.  Mineralization at depth narrows to veins with dips of 80° to 85°.

To better control the ground conditions in the ore zone, shotcrete is used.  The shotcrete is applied with mobile units equipped with a mixer and an articulated application arm.  In the main access and ramps, ground conditions are typically good and minimal ground support is required.  The San Martin mine is operated with a combination of contractor and company workforce.

Milling Operations

The San Martin mill is a conventional cyanidation mill with a rated capacity of 900 tonnes per day.  The mill flowsheet employs fine crushing, ball milling and tower milling followed by cyanide leaching.  Gold and silver is recovered with zinc precipitation and is refined to doré.

In 2004, the San Martin mill operated at an average rate of 747 tonnes per day and achieved recoveries of 62.8% silver and 94.8% gold.  Total production was 463,805 ounces of silver and 36,937 ounces of gold.  The San Martin mill also processes flotation concentrates from two independently owned operations.  These concentrates are produced at the La Guitarra mine, which was previously owned by Luismin, and another small operation which is independently owned and operated.

The San Martin mill is currently being expanded to a capacity of 1,100 tonnes per day and a tailings filtration plant to provide for dry handling and stacking of the tailings is being installed.  The construction of the  filtration plant is basically complete and commissioning of the plant scheduled for April 2005.  The installation and commissioning of a larger cone crusher has been completed.

Environmental Issues with San Martin Tailings Management

In 2002, at the time of Wheaton’s acquisition of Luismin, the San Martin tailings had a number of issues with the operation that required attention to reduce environmental risk and eliminate the impact the tailings operation was having on the area.  Considerable progress had been made to correct the deficiencies with the tailings operation.

The tailings at the San Martin operation are deposited in two active impoundment cells covering an area of approximately 10 hectares.  The cells are located in valley fill style construction with the containment dams built with the coarser higher density underflow from a cyclone operating on the tailings line discharge.  The current height of the cell containment is approximately 30 metres above the valley bottom.

In 2002, the tailings dam was subjected to both geotechnical and hydrological investigations.  Lower than acceptable safety factors with the tailings dam structures were found as well as seepage of tailings water on the downstream side of the containment dam.  Both down gradient monitoring and water balances of the San Martin tailings operation indicated that seepage was occurring from the tailings area with cyanide detected in groundwater down gradient from the tailings dam.  The lands adjacent to the tailings dam were purchased and dewatering wells were established to pump contaminated groundwater back to the mill circuit.  Subsequently, water sampling further downstream has shown containment, as no continuation of the cyanide plume downstream was detected.

A reinforcing berm of compacted fill has been built along the downstream toe of the tailings dam to increase the dam safety factor.  The downstream side of the reinforcing berm has been constructed at a 2:1 slope.  A trench has been excavated and a French drain system was constructed on the downstream side of the dam to intercept seepage.  The seepage is collected in a sump for recycle back to the mill.  The French Drain trench has been backfilled and the area is being re-vegetated.

A tailings filtration plant is basically completed and ready for commissioning.  It will employ three drum filters on the mill tailings flow to produce a filtered tailings product for conveyance to the tailings dam.  Following commissioning in March 2005, the solution flow to tailings and the associated hydraulic heads and potential for seepage will be substantially reduced.  It may also supply a material for underground backfill when required as well as material that can be used for compacted fill for the tailings containment dam.

The tailings filtration solution will be recycled directly back to the mill circuit and reduce reagent consumption as well as the cost of solution pumping from the tailings dam operation.  It is anticipated that the tailings will be dewatered to less than 15% moisture content and will allow for transport to the containment areas by conveyors.

Markets and Contracts for the San Dimas and San Martin Mines

Gold and silver doré in the form of bullion produced from the mines is shipped to the Johnson Matthey refinery in Salt Lake City, Utah.  The terms of the refinery contract provide for payment of 99.8% of the gold and silver content with treatment charges of $0.14 per troy ounce of doré and refining charges of $1.00 per troy ounce of gold.  Payment is due 20 days following receipt of the bullion at the refinery.  All of the silver produced from the Luismin Mines is purchased by Silver Wheaton at a price equal to the lesser of (a) $3.90 per ounce of delivered refined silver (subject to an inflationary price adjustment after October 15, 2007); and (b) the then prevailing market price per ounce of silver.  Wheaton Trading has agreed to sell to Silver Wheaton Caymans a minimum of 120 million ounces of silver within a period of 25 years following the closing of the Silver Wheaton Transaction.  See “General Development of the Business – Silver Wheaton Transaction” for further details.

The Luismin doré is a clean product with few impurities.  In addition to the current refinery used by Luismin, there are numerous other refineries around the world which could be used to process the doré.

Luismin has used hedging in the past to considerable advantage in sales prices realized, but terminated virtually all hedge positions in September 2001.

Capital Costs for the San Dimas and San Martin Mines

Capital costs have been estimated by Luismin in three general categories for the next 25 years for the San Martin and San Dimas operations.  These include capital to sustain the existing operations, capital investment to expand the production capacity in the short term, and capital to remove currently identified risks with tailings management facilities as well as bring the tailings operating practices in line with international guidelines.

The estimates have been developed internally by Luismin with some input of external consultants for more specialized areas in the mill expansions and tailings dam projects.

Capital Expenditures for Environmental Mitigation and Upgrade of Tailings Management Practice

The environmental capital expenditures planned for 2005 and 2006 are primarily for remediation work on existing tailings operations at three mine sites that were identified by an environmental due diligence review completed by SRK Consulting for Wheaton in February 2002.  The SRK cost estimates for the environmental work have subsequently been updated with more extensive site investigations and more detailed planning of the field work required.

Since the acquisition by Wheaton, the remediation work on the San Martin tailings dam has been given higher priority due to the discovery of the seepage of cyanide solutions downstream of the tailings dam.  This work has progressed well and the environmental risk and impact have been substantially reduced.  A tailings filtration plant to provide for dry handling and stacking of tailings is currently ready for commissioning and a reinforcing berm of compacted fill has been placed at the toe of the tailings dam.

In the San Dimas district, construction work for stabilizing the main Tayoltita tailings dam is underway and erosion protection for the San Antonio dam has been started following studies of possible options.  Major construction work on the San Antonio dams at San Dimas is expected to start in 2005 now that Luismin has received some of the approvals required to stabilize the San Antonio tailings on their current site.

A filtration plant and dry stacking of tailings is under review for the Tayoltita tailings operation to compliment the high density positive displacement pumping operation installed in 2003.

Capital Expenditures for Expansion of Production

The capital requirements to meet the planned changes and expansions to the mill operations have been estimated by the Luismin internal engineering group.  To reduce capital requirements, Luismin is using some refurbished used equipment, a fairly common practice for major processing equipment procurement which has the added advantage of reducing delivery times.

The mill expansion at Tayoltita is to replace the capacity resulting from the shutdown of the San Antonio milling operations as well as bring the capacity up to 2,100 tonnes per day as part of the planned expansion and update of the operation.  This capacity will better utilize the mining capacity available from the three mining operations and contribute to a lower unit cost structure.  Since 2002, the capacity at Tayoltita will have been increased by 62%.

An increase in mining and milling capacity at San Martin is also planned to raise the capacity from 900 tonnes per day to 1,100 tonnes per day.

Taxes for the San Dimas and San Martin Mines

Corporations in Mexico are taxed only by the Federal Government.  Mexico has a general system for taxing corporate income, ensuring that all of a corporation’s earnings are taxed only once, in the fiscal year in which profits are obtained.  There are two federal taxes in Mexico that apply to the Luismin operations; an asset tax and a corporate income tax.  Corporations have to pay a federal tax on assets at 1.8% of the average value of assets less certain liabilities.  Corporate income tax is credited against this tax.  Mexican corporate taxes are calculated based on gross revenue deductions for all refining and smelting charges, direct operating costs, and all head office general and administrative costs; and depreciation deductions.  The 2005 corporate tax rate in Mexico is 32%.

Statutory Profit Sharing for the San Dimas and San Martin Mines

Under Mexican Federal Labour Law, Luismin has to distribute a 10% annual profit sharing to its employees based on taxable income.  Historically, profit sharing has been minimized through the use of contractors rather than employees.

Production Estimates for the San Dimas and San Martin Mines

WGM has concluded that profitable operations should be sustainable at the Luismin Mines for at least the next 21 years with accumulated silver production of 155,383,000 ounces over such time.

The current Luismin mine plan includes Inferred Mineral Resources and an expansion plan to reduce operating costs and increase production.  This production forecast extends over a period of 21 years and more accurately reflects the return that can be expected for the capital expenditure currently planned.  The 21 year production schedule requires the inclusion of Inferred Mineral Resources in the latter part of the period.  If future operations were to be limited only to the current Proven and Probable Mineral Reserve base, the current capital expenditure plan would be considerably reduced.  There is no assurance that the Inferred Mineral Resources will be converted into Mineral Reserves.

Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.  Due to the uncertainty which may attach to Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will be upgraded to Proven and Probable Mineral Reserves as a result of continued exploration.  The 21 year production schedule is a preliminary assessment which is preliminary in nature and includes Inferred Mineral Resources that are too speculative geologically to have economic considerations applied to them to enable them to be categorized as Mineral Reserves.  There is no certainty that the preliminary assessment will be realized.

The inclusion of Inferred Mineral Resources in the current Luismin production schedule is supported by the following:

•

Production has been sustained from the San Dimas deposits for more than 200 years;

•

Luismin has been successfully conducting the mine operations at San Dimas for 19 years;

•

In the main production area at San Dimas, Luismin has been able to achieve a conversion of approximately 90% of the Inferred Mineral Resources into Mineral Reserves;

•

In the secondary production area at San Martin, Luismin has been able to achieve a conversion of more than 100% of the Inferred Mineral Resources into Mineral Reserves;

•

Luismin operating practice has been to convert Mineral Resources into Mineral Reserves after drifting in the mineralization and completion of sampling and mining of the headings; and

•

Due to the combination of ever expanding production requirements, better access to capital, the well understood geology and economic zone of the mineralization, and the historical success of the operations, Luismin will be better positioned to support their mine development and Mineral Reserve definition with a normal level of diamond drilling prior to mining.  This should provide for a higher level of Mineral Reserve definition prior to mining.

The Luismin operations are currently on a significant capital investment program that will consolidate production, address a series of environmental issues at all mines and achieve a lower cost structure in the future operations.

Los Filos Project, Mexico

Los Filos is a development project which is wholly-owned by Luismin and is located in the Nukay mining district of central Guerrero State, Mexico.  The Los Filos feasibility study will be completed in April 2005 with production projected to commence in 2006.  All necessary surface rights were granted in 2004 and an extensive community relations program is well underway.  Metallurgical studies are showing better than expected metal recoveries and lower than expected consumable costs, both of which are positive for the project economics.  Drilling is underway to the east, the northeast and in the former Aguita open pit.  Exploration work is also underway on a number of regional targets.

Property Description and Location

The Los Filos Project is located in the Nukay mining district of central Guerrero State in southern Mexico, approximately 230 kilometres south of Mexico City.  This district hosts the Nukay, Aguita and Subida mines.  The Los Filos property lies within the southern part of the Morelos National Mineral Reserve which covers a total area of 47,600 hectares and is controlled by the Consejo Recursos Minerales, an agency of the government of Mexico.  The Los Filos Project lies within the Nuteck concessions, which consist of five concessions totalling approximately 450 hectares.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Los Filos Project is located in the Sierra Madre del Sur physiographic province of southern Mexico.  The property is accessible from Highway 95, a major, paved route between Mexico City and Acapulco.  At the village of Mezcala on Highway 95, a 12-kilometre dirt road leads southwest to Los Filos.  Driving time from Mexico City is approximately three hours.

The Nukay district is served by hydroelectric power from the Caracol dam on the Balsas river.  There is a network of local roads.  The principal centre of population is Mezcala.  International airports are located at Mexico City and Acapulco and there are a number of regional airports, principally serving the southern Pacific coast. Potable water is available from local springs and wells.

The state capital of Guerrero is Chilpacingo de los Bravos, approximately 40 kilometres south of Nukay.  Guerrero is mountainous except for the southeastern coastal strip.  The Río de las Balsas is the principal river in the state, and is crossed by Highway 95 close to Mezcala.  The mountain regions are relatively dry and temperate.  Average high temperatures range between 21 degrees Celsius in December and January and 27 degrees Celsius in April and May.  Average low temperatures vary between 7 degrees Celsius in December through February and 13 degrees Celsius in June.  The wettest months are June through September, with average precipitation of 140 to 160 millimetres.  Precipitation in the winter months is around 10 millimetres.

Mezcala lies at an altitude of 500 metres.  The topography is rugged and the relief reaches 2,000 metres to the west of Mezcala.  Valley slopes are steep and covered with hardwood forest while the valley bottoms are generally farmed.

History

Most of the early exploration and mining activity in this area was focused on the neighbouring Nukay claim prior to the discovery of the Los Filos Project in 1995.

The Los Filos area was only subject to sporadic prospecting through the twentieth century until Teck Corporation (“Teck”) became interested in the Nukay area in 1993 and completed an agreement (the “Nukay Agreement”) with Minera Miral S.A. de C.V. (“Minera Miral”) which was in the process of buying out the owners of Minera Nukay, S.A. de C.V. (“Minera Nukay”).  Minera Nuteck was formed by Teck to hold the Nuteck properties.

Minera Nuteck conducted a regional exploration and drilling campaign around the neighbouring Nukay operations, focusing on the potential for mineralized skarns around the targets.  The discovery hole for the Los Filos deposit was drilled in August 1995.

Work in 1996 focused on the delineation of the Los Filos and Pedregal prospects which were subsequently found to be one continuous deposit.  In 1997, delineation drilling at Los Filos continued.  Scoping studies and metallurgical testwork were undertaken by Teck in the period between 1998 and 2002.

Geological Setting

The Los Filos Project is located in the Morelos-Guerrero Basin in southern Mexico.  The roughly circular basin is occupied by a thick sequence of Mesozoic platform carbonate sediments comprising the Morelos, Cuautla and Mezcala Formations, and has been intruded by a number of granitoid bodies.

Gold, silver and base metal mineralization is spatially and temporally related to the emplacement of early Tertiary porphyritic diorites, tonalites and granodiorites into the upper Cretaceous carbonate sequence.

Regional Geology

The carbonate sequence of the Morelos-Guerrero Basin is underlain by Precambrian and Paleozoic basement rocks.  The majority of the metallic mineralization (gold and massive sulphide) is hosted by the Morelos Formation which is a Cretaceous-age medium-bedded to massive fossiliferous limestone up to 900 metres thick.  The Cuautla and Mezcala Formations are made up of shales and thin-bedded limestones.  The Cretaceous rocks and granitoid intrusions are unconformably overlain by a sequence of intermediate volcanic rocks and alluvial sediments (red sandstones and conglomerates) of similar age.

Gold, silver and base metal mineralization in the Nukay area is spatially and temporally related to the emplacement of early Tertiary porphyritic diorites, tonalites and granodiorites into the carbonate sequence of the upper Cretaceous Morelos Formation.  Mineralization is either hosted by, or spatially associated with, marble formed during contact metamorphism of the carbonates.  Massive magnetite, hematite, goethite and jasperoidal silica, with minor associated pyrite, pyrrhotite, chalcopyrite and native gold typically occur in the veins and metasomatic replacement bodies that developed at the contacts between the platform carbonates and intrusives.

The Nukay area lies along the crest of an antiform or uplifted ridge, 6 to 8 kilometres wide and trending north-northeast.  The age and genesis of the anticlinal feature has not been established but is believed to be related to compressional forces during the late Cretaceous Laramide orogenic event.

Regional mineralization styles comprise the skarn-hosted and epithermal precious metal deposits and volcanogenic massive sulphides. In Guerrero, these occur as two adjacent arcuate belts, with the gold belt lying to the east and on the concave margin of the massive sulphide belt.  Both are approximately 30 kilometres wide and over 100 kilometres long, from northwest to southeast, between Mochitlán and Telolapan.  Skarnhosted and epithermal precious metal deposits include Todos Santos, Nukay, Bermejal and Mochitlán.  Volcanogenic massive sulphide deposits (gold-silver-lead-zinc-copper) include Campo Seco, Farallon and Rey de Plata.

Local Geology

In the Los Filos area, mineralization is associated with two diorite to granodiorite stocks that were emplaced in carbonate rocks of the upper Cretaceous Morelos Formation.  The stocks, known as East and West, are early Tertiary in age and resulted in high temperature calc-silicate and oxide metasomatic alteration (skarn) assemblages that were followed by distinct meso- to epithermal alteration.  The Los Filos deposit formed along the north, east and southern margins of the East stock that geologic evidence and argon dating have indicated is slightly older than the West stock.

The differing morphology of the East and West Nukay stocks is believed to reflect different structural controls during emplacement.  The exposure of the West stock is roughly circular and about 1.3 kilometres in diameter.  The East stock is elongate in a north-south direction.  It is about 1.4 kilometres long and 0.5 to 0.7 kilometres wide in the south but in the north, a western lobe extends for 1 kilometre in a west-southwest to east-northeast direction.

Marble beds consistently dip away from the margins of the East stock, indicating that the diorite was emplaced during active doming of the Morelos Formation.  In contrast, the West stock generally has steep-sided, simple contacts and does not show any sill-like extensions, suggesting that it was passively emplaced during a period of tectonic quiescence.

The East stock comprises three distinct intrusive phases: early quenched diorite; granodiorite; and late beta-quartz granodiorite, i.e., granodiorite with 7% or more beta-quartz phenocrysts.

Quenched diorite forms an annular sill along the east half of the stock that dips radially away from the contacts. Along radial cross-sections, the sill exhibits a crude sygmoidal morphology that indicates emplacement along sub-horizontal extensional shear couples which developed during stock emplacement and doming of wall rock carbonates.  The diorite cooled extremely rapidly as shown by spherulitic devitrification and cherty groundmass textures.  The lack of exoskarn development along sill contacts also indicates rapid cooling.  In contrast, endoskarn alteration developed strongly throughout the sill, resulting in hard, brittle rock which readily fractured and brecciated during subsequent structural movement.  No significant gold mineralization was introduced during the emplacement and endoskarn alteration of the diorite.

The main East stock was intruded and crystallized as granodiorite, subsequent to emplacement of the sill. Within and peripheral to the principal stock contacts, strong subhorizontal shearing during crystallization allowed the formation of similarly subhorizontal sill-like bodies of beta-quartz (i.e., quartz enriched) granodiorite.  The leading edges of the beta-quartz sills appear to have aggressively assimilated carbonate wall rocks.  The dominant alteration associated with beta-quartz granodiorite is magmatichydrothermal quartz and/or orthoclase veining.  The intensity and spatial distribution suggest that these rocks were the primary source of gold mineralizing hydrothermal fluids.

The diorite phase which hosts the Los Filos deposit in the East stock is absent in the West stock. Granodiorite and beta-quartz granodiorite phases are both present in the West stock.  Faulting in the West stock includes local contact-related and low-angle fractures and some high-angle faults, but very little of the pervasive low-angle structures that host the distinctive alteration of the East stock.  Thus, the West stock appears to be dominated by simple, steep sided contacts with structural control inferred to be from a few highangle, west-northwest and north-northeast trending zones.

The West stock is believed to have intruded rocks already affected by intrusion of the East stock.  As a result, the already warmed host rocks allowed a greater degree of contact skarn alteration and prolonged fluid interaction due to slower cooling.

Extensive karst formation has resulted in numerous caverns and sinkholes.  Typically, a mantle of caliche up to 10 metres thick has developed on the carbonate rocks at surface.

The majority of mineralization at Los Filos is hosted within the highly fractured to brecciated diorite sill.  The beta-quartz granodiorites are believed to be the source of this mineralization.

Alteration associated with mineralization is extremely varied and ranges from high temperature metasomatic to lower temperature epithermal alteration.  The most characteristic and prevalent alteration types, however, are hosted by both beta-quartz granodiorite and diorite sill rocks as follows: orthoclase mantling, flooding and veining; quartz flooding and veining; calcite veining; sericite, illite, smectite, kaolinite alteration; sulphide mineralization, i.e., pyrite, chalcopyrite, arsenopyrite, bismuth minerals, tetradymite; and hypogene iron oxides, i.e., hematite-specularite, goethite.

There is a distinct mineralogic zonation across the Los Filos deposit: quartz veining is relatively dominant within or adjacent to beta-quartz granodiorites, i.e., the “proximal” part of the mineralized system; a transition zone in which quartz veining decreases sharply, while sulphide and calcite-quartz veining increases; calcite veining is dominant towards the far edges of the diorite sill, i.e., the “distal” part of the system.

Gold grades peak in the transition zone and coincide with the dominance of pure sulphide veins.

Exploration

Fully documented exploration on the Los Filos gold deposits dates from the early-1990s.

An initial due diligence program was undertaken by Teck in 1993 in order to confirm the resource potential of the Nukay deposit.  The Nukay pit was mapped, outlying prospects examined and 1,970 metres of RC rotary drilling was completed in 19 holes.

In 1994, initial drilling activities focused on the Nukay skarn deposit and Teck completed districtwide geologic mapping and sampling, lithogeochemical and magnetometer surveys, detailed prospect evaluations and a total of 14,511 metres of RC rotary drilling in 84 holes on the Nukay deposit, the Subida prospect and the Aguita prospect and on various other targets on the property.

Drilling of a magnetic anomaly on Mag Ridge to test for a Nukay-style iron-skarn body encountered significant thickness of mineralization in oxidized, altered intrusive rock below the marble contact.  Two drill holes resulted in the recognition of a new style of mineralization with the potential for large tonnage, bulk-mineable deposits.

A 1995 program consisted of district-wide geologic mapping, grid lithogeochemical sampling, a time-domain electromagnetic (TEM) survey, road-cut mapping and sampling and the drilling of 19,128 metres in 90 holes.  Exploration holes were drilled on several promising targets, including the Crestón Rojo, Pedregal and Los Filos prospects and were followed by wide-spaced drilling around the successful prospect holes.  Delineation drilling continued on the Pedregal zone which became part of the Los Filos deposit.

During 1996, work was focused on the exploration and delineation of the Los Filos and Pedregal prospects that were found to be two portions of one continuous deposit.  A total of 156 RC rotary and 44 core holes was completed on a grid 1,200 metres long and 350 metres wide.  Extensive mapping, sampling, density measurements and metallurgical testing were also completed on the Los Filos deposit.

In 1997, delineation drilling continued on the Los Filos deposit, for a total of 29,219 metres in 133 RC rotary holes.  This drilling extended the area of known mineralization to the northwest and southwest.  The 35-metre drilling grid covered an area of 1,400 metres by 400 metres. In 1997, metallurgical bottle-roll tests and column tests on low- and medium-grade core samples were carried out. Klohn-Crippen was retained to complete a preliminary geotechnical assessment of the project.

The exploration phase of work on the Los Filos deposit was essentially completed in March 1998.

In 1997, a scoping level study was completed on Los Filos by Teck, based on data available at the end of 1996.  In 1998, Teck completed a pre-feasibility level assessment using all of the drilling data for Los Filos available at the end of 1997.

During 1999, Minera Nuteck continued metallurgical testwork, environmental studies and a sediment control study and completed aerial photography over the Los Filos site in order to facilitate planning for site access and the potential location of a heap leach pad.  In 2000, further work in preparation for a feasibility study on Los Filos was undertaken, including geological modelling, a 37-hole, 7,105-metre confirmatory drilling program, a study on the structural geology, further metallurgical testwork, environmental permitting studies and a review of capital cost estimates.

Deposit Geology and Mineralization

Gold and silver mineralization at Los Filos is associated with skarn formation along the contact zones between the carbonate sediments of the Morelos Formation and the diorites and granodiorites of the East and West stocks.  Mineralization is either hosted by, or is spatially associated with, marble formed during contact metamorphism of the carbonates.

Gold mineralization at Los Filos is associated with the late-stage, hematite-associated alteration in veins and breccias, ie. narrow (typically less than 4 centimeters) quartz-hematite-gold (+calcite) veins and which typically return very high gold grades when selectively sampled; and hematite-altered cataclastic breccia (ie. mill breccia) which consists primarily of clay and finely-ground/comminuted wallrock, with entrained clasts of wallrock, quartz-hematite-gold veins and massive hematite (around exo-skarn occurrences), and are consistently mineralized.

Until 2001, the description of the Los Filos property geology was influenced by the alteration terminology used and this resulted in potential problems in identifying and describing lithologies.  In 2001, a thorough geological reinterpretation, based on extensive field work, was completed. Drill holes were relogged based on lithologic terms with the degree of alteration used as descriptive terminology.

Drilling

An aggregate of 553 drill holes and 119,554 metres have been drilled on the Los Filos deposit.  The majority of drilling, 109,190 metres was RC rotary drilling while the remaining 10,364 metres was cored.  The Los Filos drill holes were completed on spacing of approximately 35 metres.

Sampling and Analysis

RC rotary drill cuttings were sampled at intervals of 1.52 metres.  The material was split at the drill into several portions of 12 kilograms or less.  Of these, the “assay split” was shipped to the assay laboratory, and the “second split” was stored on the property.  A third split was supplied to Minera Nukay for analysis at its mine assay laboratory.  In the case of drilling on the Aguita deposit, a fourth split was supplied to a representative of Minera Guadaloupe.

A handful of rock chips from each sample interval was collected and logged by the onsite geologist.

Sample Preparation, Security and Data Verification

Sample splits were shipped principally to ALS Chemex in Guadalajara and, to the end of 1994, to Bondar Clegg in San Luis Potosí, for preparation and assaying (Bondar Clegg was acquired by ALS Chemex in 2001).  Pulps prepared in Guadalajara were sent for assay to the Chemex laboratory in Vancouver.

Exploration samples and drill samples are stored in a secure warehouse at the Nukay mine site under the sole custody of the mine geologist.

Gold assays were run using a one assay-ton (30-gram) charge, with atomic absorption finish.  Assays exceeding 10 grams per tonne were re-analysed using fire assay with gravimentric finish.  Copper and silver assays were performed using a one-gram charge, aqua regia digestion and atomic absorption analysis.  Silver values exceeding 100 grams per tonne were reanalyzed using a one-ton fire assay with gravimetric finish.

All of the ALS Chemex pulps are housed at the Teck storage facility in Iguala, although weathering has deteriorated the integrity of individual pulps.

ALS Chemex represents that its laboratories “operate according to the guidelines set out in ISO/IEC Guide 25 — “General requirements for the competence of calibration and testing laboratories”” and that it ensures “compliance to the ISO 9002 standard adopted by the company”.  ALS Chemex has attained ISO 9002 registration at all of its North American laboratories, including Mexico.  ALS Chemex participates in a number of external round robin monitoring programs, including Geostats and Canmet’s Proficiency Testing Program.

Mineral Reserve and Mineral Resource Estimates

Mineral Reserves and Mineral Resources are estimated using the CIM Standards.  See “Technical Information – CIM Standard Definitions” for CIM Standard definitions.

There are currently no Mineral Reserves to report for the Los Filos Project.

The following table sets forth the estimated Mineral Resources for the Los Filos Project as of December 31, 2004:

Measured, Indicated and Inferred Mineral Resources (1)(2)(3)

Category	Tonnes	Gold (grams per tonne)	Contained Gold (ounces)

Measured	20,670,000	0.81	540,000
Indicated	67,540,000	0.91	1,980,000
Measured + Indicated	88,210,000	0.89	2,520,000
Inferred	11,260,000	0.7	260,000

(1)

The Mineral Resources for the Los Filos deposit set out in the table above have been estimated by Neil Burns, P.Geo., of Snowden Mineral Industry Consultants who is a qualified person under NI 43-101.

(2)

Cut-off grade was 0.25 grams of gold per tonne wholly contained within a pit optimization shell defined by using $400 per ounce of gold.

(3)

Mineral Resources are not known with the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.

Mineral Processing and Metallurgical Testing

Generally, the metallurgical testwork which has been performed at the “scoping study” level of detail suggests that heap leaching of material from the Los Filos deposit is likely to provide recoveries of the order of 70% of the contained gold, while cyanidation of ore that which has been ground to fine size could increase average recovery to 90%.  The testwork to date has also indicated that the majority of the gold occurs as native gold and electrum and is, therefore, free-milling and not refractory.  Further testwork on fully representative samples is required in order to verify these preliminary conclusions.  Following this further testwork, optimization studies need to be conducted in order to identify the optimum crush size for a heap leach operation and the optimum grinding size for a milling operation; and the resulting cost-benefit analysis, leading to the selection of the most economically favourable flowsheet.

Environmental Considerations

Permitting and public consultation activities began in 2004 and the environmental permits required for the installation of infrastructure were obtained in the fourth quarter.  Lease agreements for all land required for the project were also obtained from the nearby communities.  Luismin retained SRK Consulting in 2004 to manage the environmental and social baseline studies and the production of the related permit documents for the mining and processing activities.  Environmental impact assessment and permitting documents are being prepared in accordance with Mexican and international environmental requirements.

Nukay Mine, Mexico

On November 3, 2003, the Nukay mine was acquired through the acquisition of Miranda, along with the Los Filos Project and the 21.2% interest in the El Limón joint venture with Teck Cominco Ltd.

Nukay is a small producing gold mine which is wholly-owned by Luismin and is located in the Nukay mining district of central Guerrero State in southern Mexico, immediately northwest of the Los Filos project.  The Nukay operations include the Nukay mill, the Nukay and La Aguita open-pit mines and an underground mine that produces ore from two ore bodies (La Subida and Independencia).  Mining of the Nukay and La Aguita deposits is by conventional open-pit mining methods utilizing front-end loaders and trucks.  Mine facilities include a mine office, equipment depot, compressed air and a maintenance shop.  Ore from the underground mines is trammed to the surface via a 320-metre long adit and trucked to the mill or to a stockpile at the mine site.  There is currently only gold production from the Nukay mine.

Property Description and Location

The Nukay operations include the Nukay mill, the Nukay and La Aguita open pit mines and an underground mine that produces ore from two ore bodies (La Subida and Independencia).  The mining operations are located in the Nukay Mining District of central Guerrero State, immediately northwest of the Los Filos Project.

The Nukay mill is located approximately 2 kilometres from the town of Mezcala, in the municipality of Eduardo Neri, in the state of Guerrero, Mexico, approximately 230 kilometres south of Mexico City and 180 kilometres north of Acapulco.  The closest cities are Iguala, located about 40 kilometres north of the plant, and Chilpancingo de los Bravos, the state capital of Guerrero, located about 40 kilometres south of the plant.

Accessibility, Climate, Local Resources and Physiography

Access to the operations is through the nearby village of Mezcala.  From Mexico City, Mezcala can be reached from highway 95, a major, paved route between Mexico City and Acapulco. From Mezcala, access to the Nukay mine is along 12 kilometres of winding dirt roads.

The Nukay mine and mill are located within the Sierra Madre del Sur physiographic province of southern Mexico.  The Rio Balsas is the principal river in the state, and is crossed by Highway 95 close to Mezcala.

The average annual rainfall is 751.4 millimetres. Average monthly precipitation ranges from 140 to 160 millimeters in the wettest months of June through September.  Less than 10 millimetres of precipitation per month occurs during the driest months of December through April.  The area is subjected to high intensity precipitation events during the hurricane season. The average temperature in the Mezcala region is 28.9 degrees Celsius.

The land required for the Nukay facilities is leased from Mezcala.  In 2004, the Nukay lease agreement was terminated and the land was incorporated into one lease agreement with the Mezcala community for both the Nukay and Los Filos facilities.  No residential structures or dwellings are located near the mill.  Some fields located east of the tailings facility are cultivated.  Most of the mine workforce live in Mezcala and nearby villages.

The Nukay district has a reasonably well-developed infrastructure, including hydroelectric power from the Caracol dam on the Balsas River, a network of good roads, communications facilities and regional airports.  Potable water is available from local springs and wells.  Process water for the Nukay plant is pumped from the nearby Rio de Balsas.

Mezcala lies at an altitude of 500 metres within the Rio Balsas river valley.  The topography is rugged and the relief reaches 2,000 metres to the west of Mezcala.  Valley slopes are steep while the valley bottoms are generally farmed.

History

Minera Guadalupe S.A. de C.V. (“Minera Guadalupe”) purchased the Nukay gold deposit in 1938.  Between 1938 and 1940 development of the underground mine occurred but no production was reported during this period. In 1946, Minera Guadalupe resumed development and commenced production after building a 100-tonne per day cyanide agitation leach plant at the village of Mazapa, some distance north of the mine site.  The mining operation was closed in 1961.  Production during the 15-year period is reported to be about 500,000 tonnes averaging 18 grams per tonne gold.

In 1983 the claim block was leased to a newly-formed operating company, Minera Nukay.  Open pit mining of the Nukay deposit began in January 1984 with waste removal and mining from the upper benches.  The mine was developed on five-meter benches with front-end loaders and trucks.

During 1984 and 1985 ore was processed at a government-owned flotation mill near Mezcala.  In 1987 the Nukay mill, a 100-tonne per day cyanide leach Merrill-Crowe operation, was built near Mezcala.  The plant was expanded to 350 tonnes per day in 1994 and was expanded again in 1997 to 400 tonnes per day.  Production from the La Aguita open pit mine commenced in May 1995.  Underground development of the Subida mine began in August 1995; ore production commenced in August 1996.  Development of the Independencia deposit was initiated in 2001.

Geological Setting

The Nukay mine neighbours the Los Filos Project, and is located in the Morelos-Guerrero Basin in southern Mexico.  For further details regarding the geological setting and regional geology, see “Description of the Business — Los Filos Project, Mexico — Geological Setting”.

Exploration

The Nukay District Property has been extensively explored since 1993.

Drilling and Sampling

Most of the exploration activity and expenditures on the Nukay property to date have been related to drilling.  Total drilling to December 31, 2004 has been 14 holes and 1,151 metres.  The total metreage includes both RC and core drilling with the bulk being RC drilling.  All drilling operations are performed by outside contractors employing conventional truck-mounted rotary reverse-circulation equipment and skid-mounted diamond drills with NQ and HQ wireline equipment.  Drill cuttings are collected at 1.52 metre (5 foot) intervals and split to 300 grams on the property.  Splits are then shipped to either ALS Chemex in Guadalajara or San Luis Potosi for preparation and assaying.  At least one split is stored on the property for future reference.  Cuttings are visually logged by experienced geologists at the drillsite.  Composites of drill cuttings are sometimes collected for metallurgical testing.

Diamond drill core is also logged on-site and sections are selected for assaying based on lithology and alteration, split in half at selected intervals, bagged and shipped to the laboratory.

Assaying

Samples of drill cuttings and drill core are prepared and assayed by standard procedures at both the Chemex facilities.

Approximately 2.5% of the splits from the exploration core samples are routinely re-assayed to confirm initial results and, if the check assays are at variance with the original assay, a second split sample is assayed.

Mineral Reserve and Mineral Resource Estimates

Mineral Reserves and Mineral Resources are estimated using the CIM Standards.  See “Description of the Business – CIM Standards Definitions” for CIM Standard definitions.

The following table sets forth the estimated Mineral Reserves for the Nukay mine as of December 31, 2004:

Proven and Probable Mineral Reserves (1)(2)(3)(4)(5)

Category	Tonnes	Gold Grade (grams per tonne)	Contained Gold (ounces)

Proven	420,000	4.73	70,000
Probable	770,000	4.65	120,000

Proven + Probable	1,190,000	4.68	180,000

(1)

The Mineral Reserves for the Nukay mine set out in the table above have been estimated by Gary Giroux, P.Eng. at Micon International Limited who is a qualified person under NI 43-101.

(2)

Cut-off grades ranged from 0.7 to 3.0 grams of gold per tonne, dependent on mining method and location.

(3)

The tonnage factor is 2.7 tonnes per cubic metre.

(4)

Cut-off values were calculated at a price of $375 per troy ounce of gold.

(5)

Numbers may not add up due to rounding.

The following table sets forth the estimated Mineral Resources for the Nukay mine as of December 31, 2004:

Measured, Indicated and Inferred Mineral Resources (1)(2)(3)(4)(5)(6)

Category	Tonnes	Gold Grade (grams per tonne)	Contained Gold (ounces)

Measured	40,000	5.31	10,000
Indicated	10,450,000	1.75	590,000
Measured + Indicated	10,480,000	1.76	590,000
Inferred	9,690,000	1.8	580,000

(1)

The Mineral Resources for the Nukay mine set out in the table above have been estimated by Gary Giroux, P.Eng. at Micon International Limited who is a qualified person under NI 43-101.  The Mineral Resources are classified as measured, indicated and inferred, and are based on the CIM Standards.

(2)

Cut-off grades ranged from 0.7 to 3.0 grams of gold per tonne, dependent on mining method and location.

(3)

The tonnage factor is 2.7 tonnes per cubic metre.

(4)

Cut-off values were calculated at a price of $375 per troy ounce of gold.

(5)

Numbers may not add up due to rounding.

(6)

Mineral Resources are not known with the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.

Mining Operations

Mining of the Nukay and La Aguita deposits is by conventional open-pit mining methods utilizing front-end loaders and trucks.  Mine facilities include a mine office, equipment depot, compressed air and a maintenance shop.  Ore from the underground mines is trammed to the surface via a 320-metre long adit and trucked to the mill or to a stockpile at the mine site.

Mine production during 2004 was 119,760 tonnes at 3.51 grams of gold per tonne.  Total gold production during 2004 was 10,584 ounces of gold.

Milling Operations

The Nukay mill uses the cyanide process and Merrill Crowe precipitation.  Run-of-mine ore is fed to a three-stage closed circuit crushing plant. Crushed ore is fed to two ball mills via two storage bins.  Sodium cyanide solution is added to the ball mills. The milled ore is sent to a classifier where the pulp is separated from the pregnant solution.  The pregnant solution is sent to filters and then to the Merrill Crowe precipitation unit.  The precipitate is melted in a crucible to produce doré.

Historically the recovery of gold at the plant has been over 90%; however, in 2000, the recovery dropped due to higher concentrations of silver in the ore from the underground mines and copper associated with the gold in the Aguita mine.  Gold recoveries during 2003 averaged slightly higher than 86%.

The tailings facility is comprised of four ring dike cells. Deposition is rotated between cells to allow tailings in the cells that have reached capacity to dry.  Dried tailings are purchased by cement companies, which excavate and haul the tailings from the dry cells to local cement plants.

Environmental Upgrades

In July 2003, a joint environmental due diligence of the Nukay mine and mill was conducted by SRK Consulting and Luismin during Wheaton’s due diligence.  A geotechnical review of the tailings facility was conducted by Knight Piesold during the due diligence.

Numerous environmental concerns were identified during the due diligence, including overtopping of the tailings cells, improper discharge of process solutions containing high copper concentrations to site soils, improper disposal of small quantities or hazardous wastes, and permit deficiencies and irregularities.  The hazardous waste has since been cleaned up and sent to a permitted hazardous waste facility in Mexico.

In June 2004, an independent environmental audit was conducted to identify all permit deficiencies and an action plan has been prepared for bringing the operations into compliance.  The report identified 37 deficiencies.  The most important issues included hydrocarbon contamination, process water discharge to site soils and emissions from the refinery.  Costs to bring the Nukay operations into compliance with Mexican environmental laws, as identified during the 2004 Nukay audit, are estimated to be $0.7 million.  Remediation is in progress and is scheduled to be completed in about one year.

Peak Mine, Australia

Property Description and Location

The PGM properties, comprised of New Cobar, Chesney, New Occidental, Peak and Perseverance deposits, are situated in the vicinity of Cobar which is located approximately 700 kilometres west of Sydney, New South Wales, Australia.  The PGM properties include a 100% interest in four consolidated mining leases, a mining lease and two contiguous exploration licences.  The leases and licenses cover approximately 300 square kilometres surrounding the Peak Mine.  In addition, PGM has a 90% beneficial interest in the Cobar West joint venture with Dominion Gold Operations Pty Ltd. and owns or has joint venture interests in tenements covering approximately 600 square kilometres.  There is a royalty payable to the State of New South Wales of 3% of gross revenue from the PGM properties.

Principal mining activities are conducted at the Peak Mine, an underground mine and processing facility.  However, actual mining at the Peak deposit ceased in October 2002 and underground mining and development is currently occurring at the New Occidental and Perseverance deposits. Both deposits are accessed by the Peak shaft and utilize the mining and processing infrastructure of the Peak Mine.  Surface mining of oxide and sulphide ores at the New Cobar deposit ceased on completion of a small open pit mine in 2004.  Surface oxide mineralization is also known to exist at the Chesney and Peak deposits.  Undeveloped sulphide mineralization occurs at the New Cobar and Chesney deposits and remains at the Peak Mine.  A feasibility study for underground mining at New Cobar has been completed and project work commenced in July 2004.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Peak Mine is accessed by a sealed road and regional road access is provided by an all weather highway between Sydney and Adelaide through Cobar.  A freight rail service is also available in Cobar.  A regional airport services Cobar with regular commercial flights to Dubbo connecting to Sydney. Concentrates are transported by road and rail to ports on the east coast of Australia and subsequently shipped to overseas smelters.

The Cobar region has a semi-arid climate and receives on average about 352 millimetres of rainfall per year.  Temperatures range from an average temperature of 16 degrees Celsius in the winter to 34 degrees Celsius in the summer.  There are no permanent waterbodies on the consolidated mining leases.  Weather does not significantly affect PGM’s mining operations and mining is conducted year-round.

The Cobar Water Board supplies untreated water to the Peak Mine via a 130-kilometre dedicated pipeline from the Bogan River west of Nyngan.  PGM is entitled to 1,890 million litres per year, although it currently uses on average 300 million litres per year. PGM has agreed to allocate an amount of its entitlement to the Cornish, Scottish and Australian (the “CSA”) copper mine and, as a result, except in certain circumstances, is not allowed to consume more than 1,000 million litres of its water allocation.  The Peak Mine itself actually produces some water, which is recycled through the operation.  Potable water is pumped from the Cobar Shire Council’s water treatment plant to the site.

Maximum electricity consumption demand is 8.2 mega volt amps and annual consumption is approximately 56.4 gigawatt hours.  Power is provided to the Peak Mine via a 132 kilovolt transmission line to a substation at the Peak Mine where it is converted to 11 kilovolts for use on site or transformed on site to lower voltages.  Emergency power is available from two 0.8-megawatt diesel generating units on-site which are owned by PGM.

The landscape is predominantly flat, composed of sandy plains with minor undulations.  Cobar is situated at 250 metres above sea level.  Vegetation is largely semi-arid low woodland, with minor creeks and rivers (usually dry) lined by taller eucalypt species.

History

There has been sporadic gold mining in the Cobar district since the 1870s.  The district was better known for its copper deposits and was one of Australia’s main sources of copper at the turn of the 20th century.  Numerous small gold deposits were discovered in the late 1880s, with the Occidental, New Cobar, Chesney and Peak producing gold in the late 1800s.  The greatest period of activity at the Peak Mine was from 1896 to 1911.  Most gold mining in the Cobar district ceased by 1920.

The second phase of sustained mining in the district began in 1935, when New Occidental Gold Mines NL re-opened and operated the Occidental Mine as the New Occidental Mine.  The New Cobar (or Fort Bourke) and Chesney mines also re-opened in 1937 and 1943, respectively. Mining again ceased in the district with the closing of the New Occidental Mine in 1952.  Between 1935 and 1952, the New Occidental Mine had produced 700,000 ounces of gold.

Exploration by various companies was conducted through the late 1940s and continues.  The Peak Mine deposit was discovered in 1981 and PGM was formed to develop the deposit in 1987.  Between 1982 and 1985 a total of 30,840 metres were drilled to delineate the Peak Mine deposit.  Production commenced at the Peak Mine in 1992.

Subsequent exploration and investigations lead to the development of the New Occidental and Perseverance deposits.

Exploration at the Fort Bourke Hill historic workings, including shallow and deep diamond drilling, was conducted from 1989.  Following the temporary loss of access to the Peak Mine shaft in mid-1998, PGM developed a trial open pit mine, the New Cobar mine, in October 1998, that continued until March 1999, extracting approximately 105,000 tonnes of ore.  This positive result lead to the mining of the New Cobar open pit which produced in excess of 1,000,000 tonnes of ore prior to completion in February 2004.

Other exploration targets include the Chesney copper-gold, Gladstone, Dapville and Great Cobar deposits that have been identified through on-going exploration activities in the historic mining district.

Geological Setting

The PGM deposits are found in the Cobar mineral field, a mining district stretching over a 60 kilometre section of the north-south trending eastern margin of the Cobar Basin.

The deposits of the Cobar field are characterized by a diversity of metal assemblages, from zinc-lead-silver at the Elura deposit to the north through the copper-zinc-lead-silver CSA deposit immediately north of the town of Cobar, to the copper (Great Cobar), copper-gold (New Cobar, Chesney and Perseverance), gold (New Occidental) and gold-copper-zinc-lead-silver deposits (Peak) south of town.  This southern, gold-rich section of the Cobar mineral field is known as the Cobar gold field.

The Cobar gold field is defined as the 10 kilometre long belt of historical gold mines that extend northwards from the Peak area to the Tharsis workings, immediately north of the township of Cobar.  Cobar gold deposits are attractive from the perspective that they tend to be high-grade discrete bodies, which are ideally suited to underground extraction.  The gold mineralization typically demonstrates excellent metallurgical recoveries and often yields considerable base metal by-products.

The deposits of the Cobar gold field are structurally controlled vein deposits and hosted by shear zones.  They are typically steeply dipping, cleavage-parallel, generally north plunging lodes of short strike length (100 to 300 metres) and narrow width (less than 20 metres), but extensive down plunge extensions (in excess of 1,000 metres).

Exploration

The Cobar gold field is a mature mining camp that has been extensively explored for gold near surface.  The controls on mineralization are well understood and the location of the two principal controlling structures, the Great Chesney Fault and the Peak Shear are well known.

Recent PGM exploration efforts have focused on examining unexplored or under-explored sections of these two faults and are expected to continue to focus on these structures in the near future.  The principal method of exploration is by diamond core drilling, reverse circulation drilling and down the hole electromagnetic surveys.  Induced polarization surveys and geochemical sampling of shallow drill holes or soils are used during the early stages of exploration.  PGM currently plans for exploration and evaluation expenditures of Australian $3.2 million in 2005, of which Australian $1.8 million will be spent on drilling.

PGM staff conduct all exploration programs on the PGM leases. Such exploration programs may include the use of drilling or geophysical contractors, but such work is supervised by PGM employees.  In 2003, PGM secured a joint lease agreement over the Rookery South tenements and is actively reviewing other tenements and prospects in the region.

Mineralization

The mineralization is typically associated with extensive silicification, chlorite alteration and a gangue mineralogy dominated by pyrrhotite, pyrite and to a lesser extent, magnetite.  The Cobar gold deposits are steeply dipping pipe-like bodies with short surface dimensions but considerable vertical extent. Mineralization occurs within high strain zones and is localized in zones of dilation that typically form around flexures in the shears caused by lithological competency contrasts. Base metal mineralization is present along most of the shear systems within the Cobar gold field, and in places attains economic significance.  The gold mineralization, in contrast, occurs in very discrete high-grade bodies focused in the zones of maximum dilation.

Drilling

PGM’s current standard practice is to drill exploration diamond drill holes with HQ, stepping down to NQ/NQ2 core at between 100 and 300 metres depth or when drilling problems are encountered. Delineation drilling of stope blocks for upgrading to Measured Mineral Resources is performed with LTK48-sized core.  The sample volume of 1 metre of full LTK48 core is very close to the volume of 1 metre of half NQ core thereby minimizing change of support issues for resource estimation using both sample types.

Reverse circulation drilling is conducted with 130 to 140 millimetres face-sampling bits to minimize contamination from material in the drill hole walls.  Reverse circulation drilling samples are collected in a cyclone operated by the crew of the rig.  Samples are then logged by the geologist and a representative split sent to the laboratory for assay.

Surface drill data available for the Mineral Resource estimate at the New Cobar Mine were acquired in 16 discrete drill programs completed between 1973 and 1997.  Of the holes drilled, 444 were selected for use in the Mineral Resource estimate.  In 1996 and 1997, a deeper diamond drill program was completed in order to evaluate the sulphide mineralization at the New Cobar Mine.

During the last period of production at the Chesney deposit, underground diamond drill holes began to be used for grade control. Several programs of surface drilling have been conducted at the prospect with a new program conducted in 2004 and continuing into 2005.  A number of holes were drilled to depths between 350 metres and 800 metres.  The oxide mineralization on the property has been drill tested to approximately 100 metres below surface using 100 face-sampling reverse circulation drill holes and 47 percussion drill holes.  In addition, several HQ/NQ-sized diamond drill holes tested the deposit at deeper levels below the water table.  This drilling was completed in five different drill programs between 1987 and 2001.  Of the holes drilled, 147 were selected for use in the Mineral Resource estimate.  The unoxidized mineralization at Chesney has been drill tested to approximately 550 metres below surface by NQ/NQ2 diameter diamond drill holes.  In addition, 16 AX and EX underground diamond core holes were drilled from the lowest level of the mine (270 metres below surface).  In total, 71 holes have been used to estimate the tonnage and grade of the mineralized system immediately below and in the hangingwall of historic workings.

New Occidental Mineral Resource estimates are based on 429 drill holes from drilling campaigns between 1945 and 2004.

Four drilling campaigns were completed in the Peak Mine area between 1997 and 2000, plus a sporadic series of diamond drill holes between 1948 and 1995.  The results of 80 drill holes from such programs were used in the Peak oxide resource estimates.  The reverse circulation drill programs were sampled every 2 metres and the diamond drill core was sampled on various intervals of less than 2 metres.  The underground mine at Peak was in operation from 1992 to 2002.  It has a very large and extensive database of exploration and delineation drill holes, underground mapping, muck sampling and production reconciliation data from which to estimate and reconcile a resource.  Since the last Mineral Resource estimate all new holes have been drilled using underground drills, LTK48-sized core and whole-core sampling.  These are the same drill rigs as currently being used at New Occidental and Perseverance.

Almost all underground drilling at the Perseverance deposit was completed using HQ, NQ/NQ2 and LTK48-sized drilling equipment, except for a few wedged holes which were completed using heavy duty CHD-series drill rods. HQ-sized equipment was used to establish collars and complete up to 300 metres of parent hole to facilitate off-hole wedging and directional drilling.  LTK48 core was used to assess the upper margin of Zone A.  Zones B, C and D are drilled much more sparsely.  The results of 310 drill holes were used in the Perseverance Mineral Resource estimates.

Sampling and Analysis

Reverse Circulation Samples

Reverse circulation drilling samples are collected by a cyclone operated by the crew of the rig.  Samples are then logged by the geologist and a representative split is sent to the laboratory for assay.

PGM uses face-sampling hammers to minimize sample contamination from drill hole walls and riffle splitters to reduce samples in the field to a size small enough to be pulverized in an LM5 mill without having to resplit/recombine.

Sampling strategies are devised for individual projects depending on requirements.  The sampled intervals can be 1, 2 or 4-metre composites depending on the accuracy required.  One-metre samples are retained to allow more detailed analyses at a later date.

Core Samples

Sample intervals are selected and sample numbers issued by the geologist during logging to cover all potentially mineralized intersections. The decision to sample is based on the presence of significant quartz veining, alteration mineralogy (usually silicification) and/or sulphides.  Sample intervals are generally laid out every 1 metre through the mineralized zone, although lesser lengths may be used if a sharp mineralization contact is reached before the end of the last full-metre sample in a zone.  Not all core in the hanging wall or footwall, typically consisting of barren Great Cobar Slate or Chesney Formation, is analysed.

One-metre long samples are taken from half HQ/NQ or whole LTK48 core. HQ/NQ samples are split with a saw, cutting the core at right angles to cleavage, and half of the core is retained on site for future reference.  (The volume of these two sample types is very similar so that support issues remain the same for resource estimation).  Unsampled mine production core from delineation drilling is discarded. Samples are bagged and collected and blank and standard samples inserted into the numbering stream.

Samples are then packaged for shipment to the laboratory. PGM assays all of its drill core samples at outside commercial laboratories.  The onsite mine laboratory is used only for process control and underground muck samples.

Sample Quality

Core recovery has generally been very high and is not considered to be causing any difficulties with sample representivity.  Reverse circulation drilling recoveries are generally good with local problems near old mine openings and some open fractures in the ground.  The location of areas with recovery problems is known and can be plotted.

PGM has chosen to use a relatively large drill core size in order to minimize known problems with sampling of small high-grade shoots within the deposits.  The drill case size appears to affect the estimation of contained gold within the shoots since mill head grades from these areas have historically been somewhat higher than the ore reserve estimates.

PGM uses outside assay laboratories for all core and reverse circulation chip analysis, whether for exploration or delineation drilling results.  All core is analysed for gold, copper, lead, zinc and silver.  Other elements may be assayed for depending on the deposit.  PGM uses both Analabs and ALS, both registered with the National Association of Testing Authorities in Australia, for contract analytical work and different drill programs or exploration projects will be given to either laboratory.  Since 1996, PGM has completed regular checks of assay laboratories and submitted analytical blanks with samples.

PGM has prepared safety diagrams to check the sample reduction and comminution steps during sample preparation to ensure that representative subsamples are maintained at all stages.

PGM uses a quality control and checking system to validate the precision and accuracy of the gold and, to a lesser extent, copper assays, and to monitor cleanliness in sample preparation.  The quality control system consists of standards, blanks, repeats, pulp duplicates, screen fire assays, inter-laboratory check assaying and inter-laboratory check screen fire assaying.

Data validation protocols are built into the date-entry system used by PGM.

Security of Samples

Core is logged and sampled, and half cores are stored in a fenced and locked yard behind the main gate at the Peak Mine.  The main gate is manned by security personnel 24 hours a day and access to the yard is limited to authorized exploration and mine geology personnel.  Samples are collected and shipped to commercial assay laboratories from this location.  Sample pulps and field splits of reverse circulation samples are also stored in secure facilities.

Ore Reserve and Mineral Resource Estimates

Ore Reserves and Mineral Resources are estimated using the JORC Code.  See “Technical Information – JORC Code Definitions” for JORC Code definitions.

The following table sets forth the estimated Ore Reserves for the Peak Mine as of December 31, 2004:

Proved and Probable Ore Reserves (1)(2)(3)(4)

			Grade		Contained Metal
Deposit	Category	Tonnes	Gold (grams per tonne)	Copper (%)	Gold (ounces)	Copper (pounds)

Peak	Proved	–	–	–	–	–
	Probable	122,000	5.46	0.45	21,000	1,210,000

	Proved + Probable	122,000	5.46	0.45	21,000	1,210,000

New Occidental	Proved	116,000	7.26	0.13	27,000	330,000
	Probable	707,000	7.14	0.17	162,000	2,650,000

	Proved + Probable	823,000	7.16	0.16	189,000	2,980,000

Perseverance	Proved	239,000	7.79	1.44	60,000	7,590,000
	Probable	112,000	8.11	1.63	29,000	4,020,000

	Proved + Probable	351,000	7.89	1.50	89,000	11,610,000

Surface Stockpiles	Proved	477,000	3.53	0.52	54,000	5,470,000
	Probable	–	–	–	–	–

	Proved + Probable	477,000	3.53	0.52	54,000	5,470,000

New Cobar (underground)	Proved	–	–	–	–	–
	Probable	248,000	6.11	0.65	49,000	3,600,000

	Proved + Probable	248,000	6.11	0.65	49,000	3,600,000

Reclaim Stockpiles	Proved	–	–	–	–	–
	Probable	76,000	2.00	0.65	5,000	1,090,000

	Proved + Probable	76,000	2.00	0.65	5,000	1,090,000

Total	Proved	830,000	5.28	0.73	140,000	13,000,000
	Probable	1,270,000	6.55	0.45	270,000	13,000,000

	Proved + Probable	2,100,000	6.05	0.56	410,000	26,000,000

(1)

The Ore Reserves for the Peak Mine deposits set out in the table above have been estimated by Joe Ranford, AusIMM at PGM who is a qualified person under NI 43-101 and a competent person under the JORC Code.  The Ore Reserves are classified as Proved and Probable, and are based on the JORC Code.

(2)

The Ore Reserves were estimated using either a two-dimensional kriging method or a three-dimensional kriging method, constrained by geological and grade domains.

(3)

The following table sets forth the cut-off net smelter return values for the Mineral Reserve estimates by zone.  Appropriate recovery and dilution factors have been applied to each zone:

Deposit	Cut-Off Net Smelter Return Values
(A$ per tonne)
Peak	A$52 ($40.56)
New Occidental	A$80 ($62.40)
Perseverance	A$80 ($62.40)
New Cobar	A$80 ($62.40)

(4)

Numbers may not add up due to rounding.

The following table sets forth the estimated Mineral Resources for the Peak Mine as of December 31, 2004:

Measured, Indicated and Inferred Mineral Resources (1)(2)(3)(4)(5)(6)

(excluding Proved and Probable Ore Reserves)

			Grade		Contained Metal
Deposit	Category	Tonnes	Gold (grams per tonne)	Copper (%)	Gold (ounces)	Copper (pounds)

Peak	Measured	3,000	7.87	0.43	1,000	30,000
	Indicated	43,000	8.87	0.66	12,000	630,000
	Inferred	52,000	9.00	0.84	15,000	970,000

New Occidental	Measured	36,000	8.68	0.37	10,000	300,000
	Indicated	146,000	8.66	0.24	41,000	770,000
	Inferred	548,000	7.73	0.12	136,000	1,450,000

Perseverance	Measured	108,000	6.88	1.66	24,000	3,950,000
	Indicated	109,000	7.16	1.31	25,000	3,150,000
	Inferred	1,364,000	11.58	0.66	508,000	19,850,000

New Cobar (underground)	Measured	–	–	–	–	–
	Indicated	208,000	7.50	0.65	50,000	2,980,000
	Inferred	452,000	7.07	0.49	103,000	4,890,000

Chesney (oxide)	Measured	429,000	0.84	1.18	12,000	11,150,000
	Indicated	154,000	1.45	0.95	7,000	3,230,000
	Inferred	1,000	1.48	0.46	–	10,000

Chesney (sulphide)	Measured	17,000	1.46	2.99	1,000	1,120,000
	Indicated	406,000	3.00	2.09	39,000	18,700,000
	Inferred	172,000	3.57	1.29	20,000	4,890,000

Total	Measured	590,000	2.47	1.27	50,000	17,000,000
	Indicated	1,070,000	5.09	1.25	170,000	29,000,000

	Measured + Indicated	1,660,000	4.15	1.26	220,000	46,000,000

	Inferred	2,590,000	9.4	0.56	780,000	32,000,000

(1)

The Mineral Resources for the Peak Mine deposits set out in the table above have been estimated by Rex Berthelsen, AusIMM at PGM who is a qualified person under NI 43-101 and a competent person under the JORC Code.  The Mineral Resources are classified as Measured, Indicated and Inferred, and are based on the JORC Code.

(2)

The Mineral Resources were estimated using two-dimensional and three-dimensional ordinary kriged block models, constrained by geological and grade domains.

(3)

A A$73 net smelter return cut-off was applied to all in-situ Mineral Resources, along with appropriate recoveries.

(4)

Included in the Mineral Resources are portions of Ore Reserve stope outlines which have been classified as an Inferred Mineral Resource and mineralized material above the deposit/zone cut-off grade, with adequate continuity, in areas where mining may be possible but has not yet been demonstrated to be economic.  Excluded from the Identified Mineral Resources are mined material and material unlikely to be converted to reserve status for engineering or technical reasons and remnant stope pillars, skins and other material sterilized as a result of mining as well as discontinuous mineralization.

(5)

Mineral Resources are not known with the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.

(6)

Numbers may not add up due to rounding.

Mineral Processing and Metallurgical Testing

The original and now depleted Peak ore zones are characterized generally as high copper, with high gold recovery; high gravity recoverable gold; and high sulphide, with lower gold recovery requiring longer leach time.

The New Cobar open pit ore processed to date is a combination of sulphide and oxide copper and gold mineralization.  Testing indicates gold recovery of over 93% from cyanide leaching.  Although it will continue to be processed by blending with other ore, it is planned that stockpile ores will be processed over time until 2010.  During 2005, sulphide ore will be processed in addition to the oxide.  Testing indicates total gold recovery of 95% in copper concentrate and from cyanide leaching.

The New Occidental ore, which constitutes approximately 60% of the process feed during the 2005 to 2010 plan period, has been subjected to a comprehensive testing program that commenced in 1996 with initial mineralogical studies.  This testing program confirmed the benefit of finer grinding to 80% passing 53 microns and extending the leach time from the current 22 hours to 48 hours.  Analysis of performance through the circuit suggests fine grinding to only 75 microns is required if the flotation circuit is operating.

Drill core samples from Perseverance have also been subjected to a comprehensive programme of mineralogical examination and testing using PGM’s site specific laboratory procedure and other procedures.  In addition to testing of Perseverance alone, testing was also conducted on blends with New Occidental ore at the finer grind required for the latter.  The testing showed that Perseverance ore is similar to the high copper Peak ore, with gold recovery of over 94% using Peak conditions and copper recovery of over 65% to a good quality concentrate.  Blending was found to be of benefit to total gold recovery, despite lower gravity recovery with the fine grind required for New Occidental ore, because of a fine-grained gold component in the Perseverance ore and recovery of the New Occidental refractory gold to the copper concentrate.

Mining Operations

Mine production operations are located in two distinct underground zones, with ore stockpiled from the recently completed open pit operation at New Cobar.  Current mining is from zones which are contiguous to, or nearby, earlier mined out areas.  The two underground operations are known as New Occidental and Perseverance.  Production operations have been underway at New Occidental since December 2001, while development commenced at Perseverance in October 2002 with production commencing in July 2003.  The New Cobar open pit mine was completed in February 2004, with the mined ore stockpiled for subsequent treatment.

The New Occidental and Perseverance orebodies are accessed from the Peak Mine infrastructure which allows 40 and 45-tonne truck haulage from the two zones to the Peak Mine crushing and hoisting infrastructure.  Ore from New Occidental and Perseverance is hauled to the Peak Mine crushing station, where a Jaques jaw crusher is installed. Crushed ore is loaded into the 10-tonne skip and hoisted to the surface, where it is stockpiled for milling.  The Peak Mine infrastructure includes a 5.3-metre diameter concrete-lined shaft to a depth of 740 metres.  The hoisting system is designed to provide capacity in excess of 600,000 tonnes per year.  The main winder is a ground-mounted, friction winder running a single 10-tonne pay load skip, counterweighted by a 30-man cage connected by four 28-millimetre head ropes and two 40-millimetre tail ropes.  The auxiliary winder is a ground-mounted, single drum winder hoisting a double deck, six-man cage, on fixed guides, in a bratticed compartment in the shaft.  Like the main cage, the auxiliary winder can be operated in automatic, semi-automatic and manual modes.

The New Occidental and Perseverance zones operate on the same shift roster, namely, two 12 hour shifts per day, 365 days per year.  The workforce undertaking the New Occidental and Perseverance mining operations has transferred from the Peak Mine as production from the Peak Mine decreased.  Contractors carry out the ramp and access development in the Perseverance orebody in advance of the mine production operations.

Recently completed drilling has identified significant down-dip extensions to the New Occidental Perseverance and Peak orebodies.  Study work is planned to determine the feasibility of further mining in these areas.  The opportunity to mine remnant ore around the original Peak Mine is also being examined.

New Occidental

A 3.2 kilometre long, 5 metres wide by 4.5 metres high haulage drive developed north from the Peak Mine connects the base of the New Occidental mine to the Peak workings.  Mining of the New Occidental commenced at the bottom of the then known resource and is progressing up towards the historic New Occidental mine workings.  These workings were dewatered from the surface via the original mine’s shaft.  The New Occidental operations consist of large size development headings, nominally 5 metres wide by 5.2 metres high, but can be wider to allow the full width of the orebody to be mined out (up to a maximum width of 6.5 metres).  A development is located in the hangingwall sandstones.  Development utilizes Twin-boom Tamrock Minimatic electro-hydraulic jumbos, with stope drilling carried out by an Atlas Copco Simba M6C rig.  Ore loading utilizes Elphinstone, 7 cubic metre, loaders with truck haulage, via the internal ramp and the decline, to the crusher at the Peak Mine shaft.  The loaders are equipped with tele-remote control capability to permit access into stopes, for recovery of broken ore under unsupported openings.

The feasibility study for New Occidental was based on a required production of 450,000 tonnes per year. Given the relatively small size of the orebody and, hence, the available tonnes per vertical metre, the rate of vertical extraction is high.  This, in turn, imposes the challenge of ensuring that development is maintained sufficiently far ahead of stoping to permit the orderly sequence of in-fill exploration drilling, detailed definition drilling, stope planning and blast-hole drilling.

Perseverance

Four zones of mineralization have been identified within the Perseverance system.  The zone which is the closest to the Peak Mine (Zone A) has the highest density of drilling and level of geologic understanding and is the zone currently being mined. Zones B and D are the subject of mining studies with access to these areas currently being developed.

Mining methods, similar to those used at New Occidental, are proposed for Perseverance.  A geotechnical assessment was carried out by consultants, Barrett Fuller & Partners, in order to advise on pillar sizes and stope spans, etc.  Mine plans call for production from a depth of approximately 850 metres below surface to approximately 1,060 metres below surface.  The stoping sequence is planned from bottom to top, with a crown pillar of 12 metres separating two zones of mining, from which production can be achieved concurrently. Stoping production commenced in October 2003.  Estimates of mining cost are based on historical Peak Mine costs adjusted to suit depth, location and geological and geotechnical conditions.

New Cobar

The New Cobar open pit operation extracted the near surface remnant ore with the mining of the pit completed in March 2004.  Some 450,000 tonnes of sulphide, partially oxidized and oxide ore remain stockpiled, for blending with underground ore, and processed over the current life of the mine.

A feasibility study for the New Cobar underground was completed in May 2004.  Development of the new underground commenced in July 2004, involving a decline developed from within the open pit.  Mining methods to be used are similar to those used at New Occidental and Perseverance.  Mine plans call for production to commence below the historic underground workings (approximately 200 metres below the surface) to a depth of approximately 600 metres.  The opportunity to access the Chesney underground resource from New Cobar is also being investigated.  Stoping is expected to commence in October 2005 and continue until 2010.  Estimates of mining cost are based on historical Perseverance and New Occidental mine costs adjusted to suit depth, location and geological and geotechnical conditions.

Milling Operations

The original flexible process design required by the variability of the Peak Mine ore zones, consisting of SAG milling, gravity, sulphide flotation, cyanide leaching, carbon in leach adsorption, electrowinning and bullion production, has facilitated the introduction of new ore sources with different mineralogical and metallurgical characteristics.  The original plant capacity of 450,000 tonnes per year was increased incrementally through improvements in bottlenecks and maintenance to 660,000 tonnes per year of hard sulphide ore.  The production criteria for the following years is to increase throughput to at least 750,000 tonnes per year, 365 days per year, 24 hours per day and 96% utilisation, on a blend of hard sulphide ore, softer oxide and partially oxidised ore.

Ore is crushed underground to a nominal top size of 150 millimetres and is delivered to a 6,000 tonne live capacity stockpile.  Three reciprocating plate feeders deliver ore to the SAG mill feed conveyor from the stockpile.  A separate bin equipped with a static grizzly and a reciprocating plate feeder delivers New Cobar ore to the SAG mill feed conveyor.  The bin is fed by front-end loader from a stockpile of trucked ore.

Gold and silver are recovered in a gravity circuit with Knelson concentrators, then concentrated in the gold room with shaking tables followed by an acid digest to remove unwanted sulphide and then smelted in a gas fired furnace to produce gold doré bars.

Gold, silver and copper are also recovered as a copper concentrate in a column flotations circuit.  The flotation concentrate is thickened, dewatered and stockpiled prior to transporting to the smelter.

The third method of gold and silver recovery is with cyanidation in a tank leach circuit.  The flotation tailings are pumped to a series of two leach tanks and seven absorption tanks.  Cyanide and activated carbon are used to recover the gold and silver.  A solution of heated caustic cyanide is used in the stripping circuit to recover the gold and silver from the carbon.  An electrowinning circuit in the gold room recovers the gold and silver from the strip circuit solution.  The resulting sludge is smelted into gold doré bars.

Leach tailings are pumped to a thickener.  High-density thickener underflow is pumped to a central discharge tailings storage facility.  Water is reclaimed from the thickener overflow and reused within the process.

Markets and Contracts

Copper concentrate is sold under contract to Glencore International AB.  The contract is for all concentrate produced and expires in 2008.  Annual production is estimated at 18,000 DMT grading 18% copper and 70 grams of gold per tonne. Penalty elements include bismuth, lead and zinc.

Doré bullion is refined under contract by the Perth Mint.

Environmental Considerations

Enesar Consulting Pty Ltd. (formerly NSR Consultants Pty Ltd.) conducted independent environmental audits of the PGM tenements in June 2002 and April 2004.  No high ranking environmental issues were identified during the audits.  PGM operated within the statutory conditions of its operating licences and achieved complete compliance for the period through December 2004, except for a one-time noise exceedance in 2002.  PGM is using the standard ISO 14001 as a guideline for its environmental health and safety management system.

PGM has a responsibility under state law to reclaim the environmental impacts of historic mining as well as current mining activities on its leases.  PGM contracted NSR Environmental Consultants Pty Ltd. in 2000 to prepare an updated conceptual closure plan for the PGM tenements to ensure that PGM has sufficient planning and financial provision available.  Ten sites of historic mining and exploration activities and four locations of current and proposed mining activities requiring rehabilitation were identified.  Reclamation, particularly of the historic areas on the PGM tenements, has been on-going in recent years, and revegetation trials have been initiated.  Reclamation work at the historic sites has included backfilling, covering and fencing shafts, donation and relocation of historic equipment, reshaping waste rock and tailings areas to control stormwater runoff and erosion, and removing rubbish.

It was recognized by PGM that localized acid mine drainage is a potential issue at Queen Bee, and PGM has completed rehabilitation to address this issue.  Sulfide waste rock from the New Cobar mines is segregated for either backfilling in the underground mines or encapsulated in the waste rock dump.  Cover trials for reclamation of the tailings dam are ongoing and closure costs were updated in 2003 to reflect the results of the trials to date.  Given the semi-arid climate of Cobar, acid mine drainage is not expected to pose a significant burden.  Additional costs may, or may not, be required once additional studies and the requirements for closure are better understood.

PGM estimated the future cost for closure to be $7.6 million as at December 31, 2004.  PGM has a bank guarantee in favour of the Minister of Mineral Resources (New South Wales) in an amount of $4.751 million.

Capital Costs

Since 1999, capital has been, and continues to be expended, on the development of the New Occidental zone, the Perseverance zone and the New Cobar underground project.

In the PGM life-of-mine plan, projections are made for future capital expenditures from 2005 to 2012.  The development costs are incurred and expensed under an operating account, some of which is capitalized. Other items of capital in this expenditure include underground fans and ducting, underground mobile equipment and on-going replacement capital.

Taxes

Both New South Wales state and Australian federal tax are levied on the proceeds from the PGM operations.  Federal income tax, after appropriate eligible deductions, is imposed at 30%, while New South Wales state tax effectively is a mining royalty set at approximately 3% of gross revenue, before treatment charges and all other costs.  Payroll tax of approximately 6% is incurred on the payroll.

Production Estimates

The PGM operation is expected to draw the majority of its economic value from the sale of gold in doré bullion.  In addition, a concentrate containing copper, gold and silver will be produced for sale.  Most of the production is derived from ore mined at the underground operation from the New Occidental and Perseverance zones which is supplemented by relatively large open cut stockpile material.  The total scheduled ore to be mined and processed, and the gold and copper output, are approximately 5.9 million tonnes, approximately 1,181,000 ounces of gold and approximately 95.1 million pounds of copper, respectively, over a period of approximately eight years.  Production in 2005 is expected to be approximately 137,700 ounces of gold and approximately 6.6 million pounds of copper.

Amapari Project, Brazil

Property Description and Location

The Amapari Project is located in Amapa State in northern Brazil, approximately 200 kilometres northwest of the state capital of Macapa (population of approximately 300,000), a port city on the north bank of the Amazon River estuary.  The Amapari Project consists of an undeveloped, potential open-pit and underground operation.

Mineral title in Brazil is controlled and guided by principles embodied in the Federal Constitution and by the Brazilian Mining Code, as amended. Constitutional Amendment Number 6 of August, 1995 removed previous restrictions on foreign ownership control of mineral resources.

The Federal Constitution of 1988 vests ownership of the mineral resources of the country in the Brazilian Federal State.  It encompasses the principle of separation of ownership of the surface rights and sub-surface mineral rights.  The Mining Code covers all aspects of claiming and holding mineral rights. It is administered by the National Department of Mineral Production (“Departmento Nacional de Producao Mineral”, or DNPM).

The Amapari Project property covers approximately 251,000 hectares comprising a series of mostly contiguous claim blocks and a Mining Concession application.  The property was vested in the name of Mineracao Itajobi Ltda. (“Itajobi”), a wholly-owned subsidiary of AngloGold South America, part of the international AngloGold/Anglo American mining group.  The claims were held by seven entities, namely Mineracao Itajobi Ltda. (34,256 hectares), AngloGold Brazil Ltda. (17,851 hectares), Marina Norte Empreendimentos de Mineracao Ltda. (59,035 hectares), Mineracao Dorica Ltda. (6,371 hectares), EBX Mineracao Ltda. (15,727), Mineracao Pedra Branca do Amapari Ltda. (39,949 hectares) and Mineracao Serra da Canga Ltda. (73,722 hectares), plus the Mining Concession area in the name of Mineracao Pedra Branca do Amapari Ltda. (3,971 hectares).

By agreement dated May 21, 2003 all rights and responsibilities in the Amapari property held by AngloGold and its subsidiaries were transferred to Mineracao Pedra Branca do Amapari Ltda. (“MPBA”), a wholly-owned subsidiary of EBX.  On January 9, 2004, 100% ownership of MPBA was acquired by Wheaton.

Although there are various conditions and requirements attached to the holding of mineral claims at various stages, the work on the Amapari Project has progressed to the stage where mineral resources have been delineated and feasibility studies have been completed, leading to an application (by Itajobi/AngloGold) for a Mining Concession over an area covering the mineral resources and adjacent areas necessary for a mining operation. Granting of the Mining Concession involves environmental licencing, a procedure carried out by the State Agency for the Environment.  The process comprises three licencing steps: (1) Preliminary Licence (“LP”); (2) Installation (Construction) Licence (“LI”);and (3) Operational Licence (“LO”).

The LP was issued October 23, 2002, the LI was issued on August 29, 2003 and the LO was issued on February 25, 2005.  The LO permits the immediate commencement of commercial production and is valid for one year.  This licence is renewable for an identical period, provided that the annual mining report is presented to the authorities and that Wheaton complies with the environmental and mining regulations.

The area covered by the Mining Concession (3,971.42 hectares) has been legally surveyed as required for issuing the Mine Concession statement.

Surface rights covering the Mining Concession are held by the federal government of Brazil.  The administration of the Mining Concession area was previously transferred within the Federal Government administration to INCRA (Instituto Nacional de Reforma Agraria) — the National Institute for Colonization and Agrarian Reform, for the purposes of being included in the National Agrarian Reform Program. As the result of applications from Itajobi and MPBA, INCRA’s regional office (Amapa) issued on August 22, 2003 a final report confirming that the area, in fact, is not suitable for agriculture, and should likewise be excluded from the National Agrarian Reform Program.  The matter has been submitted to the INCRA central administration office in Brasilia and, as soon as the report is confirmed, the area will be transferred back to the SPU (Secretaria do Patrimonio da Uniao) — Federal Real Estate Office.  The use of the area covering the Mining Concession, then, should be secured by application to the SPU under the appropriate Occupation Licence.  The Occupation Licence should be granted as a matter of course and Wheaton believes there are no grounds for opposition.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Macapa is served by scheduled airline service, mainly via the city of Belem in Para State.  From Macapa, about 100 kilometres of paved road, followed by a similar length of unpaved road, runs to the town of Pedra Branca do Amapari (population 4,000), 180 kilometres from Macapa, and to Serra do Navio (population 3,300), about 15 kilometres from the project site. Serra do Navio is, essentially, a mining town established in the 1950s when manganese mining commenced nearby.  A heavy duty railway was built to connect the area with the port of Porto Santana, near Macapa.  Although the manganese operation was shut down in 1998, the railway continues to operate on a low-key basis.  The local towns have been well maintained and much of the mining work force has remained. Electrical power is supplied by the federal government-owned public utility Eletronorte.

The project site is one of gentle hilly relief, between 200 and 300 metres above sea level.  The project is just north of the equator and the climate is tropical, that is, warm and humid.  The rainy season is year-round, with about 75% falling in the first six months of the year. Annual rainfall averages 2,350 millimetres.  Average annual temperature is 30 degrees Celsius.  Except in areas of human habitation, the ground is covered by dense tropical forest.

The area of the Mining Concession applied for is sufficient for the open-pit and underground operations designed on the known mineral resources, including areas for heap leach pads and waste rock disposal.

History

Manganese was discovered in the region shortly after the second world war and this led to the establishment of a major mining operation at Serra do Navio in the 1950s by Industria e Comerciode Minerios S/A (ICOMI) and Bethlehem Steel.

Exploration in the project area was carried out jointly by Anglo American and ICOMI in the 1970s, resulting in the location of base metal and gold geochemical soil anomalies and the finding of garimpeiro alluvial gold workings.  Exploration ceased in 1978 with the departure of ICOMI from the joint venture.

A re-evaluation of the early data in 1992, plus further activities of garimpeiros, led to Anglo American applying for and obtaining claims from DNPM over the area of interest.  Field work, based on a model of gold mineralization associated with iron formation, was restarted in 1994.  This resulted in the discovery of the mineralized shear zone and the subsequent intensive exploration work which led to the estimation of mineral resources in 1996, subsequently revised in 1998.  After the formation of, and transfer of Anglo American’s rights to, AngloGold in 1998, further work, particularly an infill drilling campaign in 1999, resulted in the mineral resources being updated in 2001.  A feasibility study by AngloGold on the oxide resources was completed in October 2002.

The property was acquired by EBX in May 2003 (together with senior AngloGold staff employed on the project).  EBX carried out a feasibility study based on the AngloGold feasibility study for the oxide mineral resources and produced a pre-feasibility study for the mining of the sulphide mineral resources.

The property was acquired by Wheaton in January 2004, without any loss of key personnel.  A corporate office was opened in Rio to support the construction.  Activities started immediately to study and expand the deposit and to construct the mine facilities.  Commercial production is expected to commence in the second half of 2005.

Geological Setting

The Amapari Project area is located within the Guyana Craton in what has been described as the Maroni-Itacaiunas Mobile Belt, a tectonic unit running from Venezuela through the Guyanas into Amapa and Para States.

The western part of the project area (about 25% of the property) is underlain by basement gneiss.  The balance of the property area is underlain by ortho-amphibolite and meta-sedimentary rocks of the Vila Nova Group.  The metasediments are similar to what has been named the Serra do Navio Formation in the nearby manganese mining area.  These units are intruded by granitic pegmatites, diabase dykes and gabbro.

The gold mineralization is associated with iron and carbonate-rich units of the chemical sedimentary unit known as the William Formation.  This unit is comprised of a basal calc-magnesian domain made up of carbonate schist and calc-silicates, and an iron domain of banded iron formations (“BIF”).  The chemical sedimentary unit is overlain by amphibole and quartz-amphibole schist that, in turn, grade into mica schist and muscovite quartzite.  A north-south shear zone appears to have acted as a conduit for gold-bearing hydrothermal fluids resulting in gold mineralization to various degrees in all the reactive rocks, particularly the BIF.

Exploration

Initial exploration activities in the 1970s produced strong lead-zinc soil geochemical anomalies in the Amapari area where a BIF outcrop was found in the vicinity of garimpeiro workings.  Exploration work was suspended in 1978, recommenced in 1994 and was discontinued in 2001.  This exploration effort comprised broad-scale investigations such as geological mapping, geochemical and geophysical surveys, leading to the discovery of the mineralized shear zone in 1994.  This was followed by intensive investigation of the mineralized zone, consisting primarily of RC drilling, auger drilling and diamond drilling.

The Amapari Project comprises almost a quarter million hectares around the known mineral resources and mineral reserves.  Much of this area, extensively covered by heavy tropical vegetation, remains essentially unexplored in any detail.  Wheaton has implemented an aggressive campaign to expand Mineral Resources which to date has resulted in an increase of approximately 10% in contained gold in the Mineral Reserves.  The work is progressing on three of the exploration targets deemed as highest priority.

Deposit Geology and Mineralization

Mineralized zones found indicate high-temperature hydrothermal activity with skarn-type characteristics. Such mineralization has been found, to various degrees, in all of the reactive rocks in the area, particularly the BIF.  Designating some of the mineralization as skarn, at least in part, is based on the textures and the presence of mineral assemblages such as garnet, diopside-hedenbergite, actinolite, epidote, hornblende, vesuvianite and apatite with indications of a temperature of formation above 474 degrees Celsius, plus the presence of minor copper-lead-zinc.

Gold and other metals were carried by metasomatic fluids through channels resulting from shearing and faulting.  The presence of pegmatites indicates a possible granitic intrusion at depth as the source of the mineralizing fluids.

Deep tropical weathering and oxidation produced near-surface saprolitic mineral deposits overlying the primary sulphide mineralization.

The locus for the mineralization on the property comprising the Amapari Project is a north-south shear zone exhibiting intense hydrothermal alteration, particularly silicification and sulphidation, bearing auriferous pyrrhotite and pyrite.  The alteration is most intense in BIF, followed by amphibolite, carbonate schist and calc-silicate rocks.  The presence of superimposed foliation, brecciation and silicification indicates some remobilization of the auriferous mineralization.

The mineralization occurs in a series of deposits over a 7 kilometre strike length of the shear zone along a north-south line of topographic ridges.  These deposits have been named Urucum in the northern part of the zone and Tapereba in the southern part.  Higher grades are associated with the more intensely hydrothermally-altered rocks.  The mineralization may be classified as primary sulphide mineralization and oxide mineralization derived from the primary sulphides.

Sulphide Mineralization

The primary mineralization consists of a series of sulphide-bearing lenses striking north-south to north-northwest-south-southeast, dipping 75 to 90o East, and plunging N10o West, at about 18o at the northern (Urucum) end of the mineralized zone and increasing to 27o at the southern (Tapereba) end. Individual lenses achieve a thickness of several metres.  Sulphide content is generally in the range of 5% to 10%. Pyrrhotite and pyrite are the predominant sulphide minerals, pyrrhotite being more prevalent in the Urucum area with pyrite increasing southwards toward Tapereba.  Sulphides present in lesser amounts include chalcopyrite, sphalerite, galena, arsenopyrite and marcasite.  Sulphides are found also as disseminations and fracture fillings on the margins of the mineralized bodies.

Gold occurs primarily with the phyrrhotite (Urucum) and the pyrite (Tapereba).  Studies show that the gold occurs as free gold, that is, not tied into the crystal lattice of the sulphide minerals (and, hence, easily liberated during processing).

In the northern Urucum end, the exploration work has outlined two parallel deposits separated by 20 metres to 30 metres.  One deposit, consisting of four individual lenses, is located in BIF, while the second deposit, comprising three closely spaced shoots, is hosted by amphibolite and calc-silicate rocks.  In the Tapereba zone, two clusters of lenses, separated by 1,350 metres, have been outlined in amphibolite/calc-silicates.

Oxide Mineralization

Intense tropical weathering, reaching down 100 metres to 130 metres, has caused the formation of saprolite, that is, the in situ oxidation of the primary sulphide mineralization.  The saprolite consists mainly of iron oxides and hydroxides, clay and silica.  These saprolite bodies follow the strike, dip and plunge of the massive sulphides.  As well, extensive blankets of gold-bearing colluvium, up to 10 metres thick and made up of laterite/saprolite fragments in a ferruginous clay-sand mix, overly the saprolite.  Together, gold-bearing saprolite and colluvium are referred to as “oxide mineralization”.

Drilling

Drilling on the project was carried out in three major campaigns, an initial campaign between 1995 and 1998, a subsequent in-fill drilling campaign in 1999 and the current in-fill and step out campaign, developed by Wheaton, which commenced early in 2004 and is still in progress.

The initial drilling program comprised RC, diamond drilling and auger drilling.  The majority of the drilling of the oxide mineralization was by means of RC, while a program of auger drilling was carried out in an investigation of the mineralized colluvium.  A diamond drilling program investigated the primary sulphide mineralization, as well as the overlying oxide mineralization. The initial drilling program (1995-98) was done by contractors, SETA Servicos Tecnicos Minerais Ltda, GeoService Ltda and Servsonda Ltda. The later in-fill drilling campaign (1999) was carried out by Diana Drill Ltda.  The current in-fill and step out campaign started with RC drilling carried out by Geosedna Ltda., later substituted by diamond drilling by Rede Engenharia Ltda.

RC drill holes were laid out on sections 100 metres apart across geochemically anomalous zones, with holes drilled at 40 metres intervals along these sections.  Subsequently, an in-fill RC drill program was completed to produce an overall section line spacing of 50 metres.  Samples were taken every metre.  With the mineralized zones typically dipping about 60 degrees East, and the holes angled at 60 degrees West, the true thickness of a one-metre sample is about 85 centimetres.  For more steeply angled holes, the true thickness would be proportionately less.  A total of 45,205 metres of RC drilling was completed in 749 holes.

The objective of the diamond drilling program was to investigate both the saprolite mineralization and the sulphide mineralization below it.  However, the hole locations were laid out such that the program also served as an in-fill drilling program for the oxide mineralization defined by the RC drilling pattern.  In general, the diamond drill sections were spaced 100 metres apart. Diamond drilling was also used to check the accuracy of RC holes, as twin holes.  A total of 71,100 metres of diamond drilling was completed in 439 holes.

The auger drilling program was carried out primarily to investigate the mineralized colluvium immediately above and adjacent to the sub-outcrops of the mineralized shoots and to cover all areas with gold-in-soil geochemical values greater than 100 parts per billion.  Holes were vertical and usually less than 10 metres deep. Samples were taken for every 1 metre of penetration.The auger grid spacing was 50 metres by 40 metres.  A total of 7,533 metres of auger drilling was completed in 887 holes before Wheaton acquired the Amapari Project.  With further exploration and grade control activities, auger has been used intensively in drill grids up to 5 metres by 5 metres.  A total of 1,274 holes has been completed, representing 10,000 metres of auger drilling.

Sampling and Analysis

Sampling at the Amapari Project advanced from early regional exploration activities which led to the identification of mineralization, through RC, auger and diamond drilling on which the mineral resource estimation is based, to sampling for pilot plant metallurgical testing for determining processing parameters to be considered in a feasibility study.  Geochemical sampling, RC drilling sampling, diamond drilling core sampling, auger drilling sampling and channel sampling were completed on the Amapari Project in accordance with standard industry practice.

All regular samples from the project during the initial exploration and drilling campaign (1995-98) were sent to the NOMOS Laboratory in Rio de Janeiro or to the MMV Laboratory in Nova Lima for analysis.  Soil samples were dried and screened to minus 80 mesh for analysis.  Other samples were crushed and ground and homogenized to appropriate standards in preparation for assaying. NOMOS, a Brazilian laboratory utilized by numerous mining companies, is certified by the Conselho Regional de Quimica do Rio de Janeiro.  MMV Laboratory is a division of Anglo American’s “Mineracao Morro Velho” gold mine, specialized in gold analysis in ore and exploration sampling.

For the second, or in-fill, drilling campaign in 1999, all samples were analysed at Lakefield Geosol Ltda. (part of the international SGS Lakefield Research group) in Belo Horizonte, Minas Gerais province.  Lakefield Geosol is an ISO9002 certified facility, specializing in the minerals industry.

Other than for geochemical samples, all gold determinations were carried out by standard fire assay procedures.  A 50 gram fraction of sample was mixed with flux and smelted at 1,200 degrees Celsius, with the gold collected by lead oxide.  The prill obtained was dissolved in aqua regia with the gold content being determined by atomic absorption.  This analytical procedure had a detection limit of 10 parts of gold per billion for rock and core and 1 part of gold per billion for soils.

For base metal determinations, a 2 gram sample was digested in hot aqua regia, neutralized with 40 millimetres of ammonium acetate, and analyzed for copper, zinc, lead, nickel, cobalt and chromium by atomic absorption.  Arsenic was determined colorimetrically.  Detection limits for the procedure were 1 part per million, except for chromium which was 10 parts per million and arsenic which was 5 parts per million.

Quality Control and Data Verification

At the NOMOS laboratory, internal quality control was carried out by means of standards and blanks.  To each batch of 45 samples, two artificial standards, one sample standard and two blank samples (one made up of reagents, one quartz) were added, bringing each batch to 50 analyses.  By this means, the accuracy of the analytical procedures were determined by the standard samples; the reagent blank measures any reagent contamination and the quartz blank determines the extent, if any, of contamination during the sample preparation process.  At least 30% of the samples of varying grades in each group were subjected to repeat analysis.

In 1995-98, during the initial drilling campaign, the Amapari Project operators included blind duplicate samples as an independent external check on the NOMOS laboratory.  In every batch of 30 RC samples, one was repeated.  The results of the duplicate assays on the pairs of samples agreed satisfactorily to Micon.

Also during this period, duplicate samples were sent to both NOMOS and to Mineração Morro Velho (“MMV”), Anglo American’s operating mining company in Brazil.  The results showed agreement between the two laboratories.

For the in-fill drilling program of 1999, AngloGold used Lakefield Geosol in Belo Horizonte, Brazil for sample analysis.  As part of its quality control program, AngloGold, in 1999-2000, carried out an inter-laboratory test comprising a series of standards and 16 Amapari Project samples sent to eight different laboratories. The results showed that the Lakefield Geosol results were acceptable. However, the results also showed that the NOMOS and MMV laboratories, used as the prime laboratory and the check laboratory, respectively, during the earlier drilling campaign, were biased high.  As a check on the earlier results, AngloGold submitted 592 of the old samples to Lakefield Geosol for analysis.

The results confirmed that a high bias existed in the original NOMOS and MMV assay data.  An analysis of the results showed that the bias was irrespective as to sample type, that is, RC, diamond core, auger or channel. However, the overall bias was strongly influenced by a few obviously erratic results (wrong sample picked up, incorrect labelling, etc.).  After removal of these erratic samples, it was established that the NOMOS and MMV bias was restricted to higher grade samples, that is, above 10 grams of gold per tonne.  Accordingly, a corrective formula was devised to apply to the old NOMOS and MMV data.  This resulted in a very small decrease in the grade of the oxide composites.

The Lakefield Geosol data used in the NOMOS and MMV tests were subjected to outside testing by sending 58 of the 592 samples to ALS Chemex S.A. for re-assay in 2001 which confirmed the Lakefield results.

For sulphide mineralization, there was agreement between the results obtained by NOMOS and MMV, but, as far as Micon can determine, these results were not subjected to the outside laboratory testing described above for the oxide mineralization.  However, Micon is of the opinion that there is a high degree of confidence to the results because MMV is an operating company well-experienced in the assaying of sulphide gold ores.

Mineral Reserve and Mineral Resource Estimates

Mineral Reserves and Mineral Resources are estimated using the JORC Code.  See “Technical Information — JORC Code Definitions” for JORC Code definitions.

Because of their distinct characteristics resulting in two very different mining and recovery processes and different economic parameters, the Mineral Reserves and Mineral Resources are divided into three categories, namely “saprolite”, “colluvium” and “sulphide”.  Saprolite and colluvium materials are oxidized and heap leachable, while sulphide materials are millable with direct cyanidation.

All Mineral Reserves and Mineral Resources are located in the concession block for which a mining concession has been received by MPBA.

Mineral Reserve and Mineral Resource Estimates

The oxide Mineral Reserves formed the basis for an in-house feasibility study by AngloGold, dated October 2002, based on a series of open-pits and heap leach processing.  All technical parameters and cost data used in the estimation of Mineral Reserves were derived by AngloGold.  The pit optimization and design were not changed in the revised feasibility study.

During 2004, a new resource estimate was completed based on an extensive infill and step out drilling program, along with updated cost and recovery factors, all a result of feasibility review and update.  A block model was constructed for each of the zones, and each of the ore types, including sulphides.  Mineral Resources were then reported.

For the Mineral Resource estimate, optimization shells were allowed to run into the sulphide orebodies, resulting in lower operating costs and, therefore, lower cut-off grades.  Mine designs were then updated and dilution factors were applied to report the open pittable Mineral Reserves.

The sulphide orebody also has an underground mineable portion.  Mineable Mineral Reserves were estimated using mining solids, each designed to estimate an appropriate dilution factor.

The following table sets forth the estimated Mineral Reserves for the Amapari Project as of December 31, 2004:

Proved and Probable Mineral Reserves(1)(2)(3)(4)

Category	Category	Tonnes	Gold Grade (grams per tonne)	Contained Gold (ounces)

Colluvium	Proved	1,836,000	1.77	105,000
- Tapereba ABC	Probable	1,067,000	1.30	45,000

	Proved + Probable	2,903,000	1.60	149,000

Colluvium	Proved	143,000	1.65	8,000
- Tapereba D	Probable	158,000	1.57	8,000

	Proved + Probable	301,000	1.61	16,000

Colluvium	Proved	560,000	1.44	26,000
- Urucum	Probable	1,771,000	1.23	70,000

	Proved + Probable	2,331,000	1.28	96,000

Saprolite	Proved	1,861,000	2.33	139,000
- Tapereba ABC	Probable	4,779,000	2.14	329,000

	Proved + Probable	6,640,000	2.19	468,000

Saprolite	Proved	164,000	3.27	17,000
- Tapereba D	Probable	382,000	2.60	32,000

	Proved + Probable	547,000	2.80	49,000

Saprolite	Proved	520,000	2.04	34,000
- Urucum	Probable	1,715,000	1.94	107,000

	Proved + Probable	2,236,000	1.96	141,000

Sulphide	Proved	95,000	6.02	18,000
- Tapereba ABC	Probable	497,000	4.57	73,000

	Proved + Probable	592,000	4.81	91,000

Sulphide	Proved	6,000	2.58	–
- Tapereba D	Probable	20,000	3.43	2,000

	Proved + Probable	26,000	3.24	2,000

Sulphide	Proved	357,000	2.81	32,000
- Urucum	Probable	4,717,000	3.18	482,000

	Proved + Probable	5,074,000	3.15	514,000

Total	Proved	5,542,000	2.13	380,000
	Probable	15,107,000	2.36	1,148,000

	Proved + Probable	20,649,000	2.30	1,528,000

___________

(1)

Based on a gold price of $375 per ounce.

(2)

The Mineral Reserves set out in the table above have been estimated by Rodrigo Mello, AusIMM at Wheaton Gold Brazil Ltda. who is a qualified person under NI 43-101 and a competent person under the JORC Code.  The Mineral Reserves are classified as proved and probable, and are based on the JORC Code.

(3)

Mineral Reserves were calculated after allowing for 0.5 metres of lateral dilution for saprolite, 0.3 metres at vertical dilution for colluvium and 0.5 metres of dilution for pittable sulphides.  Underground sulphide reserves were reported within mining solids that incorporated dilution.

(4)

Numbers may not add up due to rounding.

The following tables set forth the estimated oxide Mineral Resources for the Amapari Project as of December 31, 2004:

Measured, Indicated and Inferred Mineral Resources(1)(2)(3)

Category	Category	Tonnes	Gold Grade (grams per tonne)	Contained Gold (ounces)

Colluvium	Measured	252,000	1.83	15,000
- Tapereba ABC	Indicated	384,000	1.15	14,000

	Inferred	–	1.01	–

Colluvium	Measured	1,000	1.63	–
- Tapereba D	Indicated	3,000	1.41	–

	Inferred	2,000	1.34	–

Colluvium	Measured	–	0.81	–
- Urucum	Indicated	8,000	0.91	–

	Inferred	7,000	1.09	–

Saprolite	Measured	185,000	3.28	19,000
- Tapereba ABC	Indicated	617,000	1.56	31,000

	Inferred	1,409,000	2.77	125,000

Saprolite	Measured	4,000	3.79	–
- Tapereba D	Indicated	13,000	1.84	1,000

	Inferred	42,000	1.50	2,000

Saprolite	Measured	2,000	1.35	–
- Urucum	Indicated	1,000	1.42	–

	Inferred	201,000	2.08	13,000

Sulphide	Measured	105,000	1.22	4,000
- Tapereba ABC	Indicated	788,000	1.28	32,000

	Inferred	1,784,000	2.40	138,000

Sulphide	Measured	10,000	3.53	1,000
- Tapereba D	Indicated	77,000	2.71	7,000

	Inferred	16,000	2.49	1,000

Sulphide	Measured	63,000	3.82	8,000
- Urucum	Indicated	771,000	2.52	63,000

	Inferred	5,466,000	4.74	833,000

Total	Measured	621,000	2.40	48,000
	Indicated	2,662,000	1.73	148,000

	Inferred	8,928,000	3.88	1,113,000

___________

(1)

Based on a gold price of $375 per ounce.

(2)

The Mineral Reserves set out in the table above have been estimated by Rodrigo Mello, AusIMM at Wheaton Gold Brazil Ltda. who is a qualified person under NI 43-101 and a competent person under the JORC Code.  The Mineral Reserves are classified as proved and probable, and are based on the JORC Code.

(3)

Numbers may not add up due to rounding.

Mining Operations

Given the near surface location of the major zones of oxidized mineralization and the local topography, it was decided that initial development of the mineral resource would be by open-pit methods.  The exploitation of the oxide mineral resources by open-pit mining and heap leaching of agglomerated crushed ore was evaluated in a July 2003 feasibility study.  This study utilizes and updates an earlier feasibility study prepared by AngloGold.  An extension to this feasibility study, in the form of a pre-feasibility study for an underground mine to exploit the underlying sulphide resource when the oxide resources are depleted, has also been prepared.  Wheaton intends to carry out a detailed feasibility study after further drilling has been carried out and the geological and metallurgical aspects of the sulphide zones are better understood.

It may be possible to accelerate the development and production phases of the sulphide mineral reserve from those shown in the pre-feasibility study, to increase total annual gold production in the later phases of the Amapari Project, however, there is no assurance that this will occur.

The combined open-pit and underground operations, recovering oxide and sulphide mineral resources is expected to result in the output of almost 1.5 million ounces of gold over a period of 11 years, with a peak annual production of 188,000 ounces and a sustained output of approximately 135,000 ounces per year during the later years of pit production and during the subsequent period of underground operations.

Progress on the construction of the Amapari Project has exceeded expectations, with the project on budget and ahead of schedule.  Project commissioning is now targeted for the start of the third quarter of 2005, about three months earlier than originally planned.

The project access road has been completed, thus eliminating the use of the longer, less efficient, exploration access road.  The bulk earth moving and civil works have all been completed.  Plastic liners have been laid over the first of four heap leach pads, all the process water ponds and the emergency storm pond.  Most of the significant concrete pours have also been completed to allow for the erection of the physical infrastructure, including the large crusher installation.  Steel erection is well underway, including the structures for the four crushers, conveyors, agglomeration plant, lime and cement feed systems and leach pad boom stacker.

The crushers have been delivered to site with installation to occur immediately.  The process plant construction has substantially progressed, including process buildings, tankage, refinery and reagent storage facilities.  The leach pad reclaimer equipment has also been delivered to site with erection recently commencing.

Pit pre-stripping is well underway with 50% of the owner mining fleet working in the first open pit.  Pit excavations are now down 20 metres with about 40,000 tonnes of ore presently stockpiled.  Haul road construction has been completed up to the primary crusher area from the first open pit.  The crossing of a major creek to another larger open pit is scheduled for mining in the medium term.

In December 2004, exploration drilling commenced on the Vila do Meio target, located seven kilometres southwest of the existing planned pits, over the same geological trend.  Exploration activity is also expected to commence early in 2005 on the Urucum East prospect adjacent to the northern open pit and the Timbo prospect along the main project access road.

Capital expenditures in 2004 were $36.6 million, in line with the budget.

Proposed Open-Pit Operations

Using the resource block model, the pit slope recommendations, and the expected operating costs based on the mining and milling methods selected, an open-pit mining plan was designed and the mineral reserve was determined.  The method followed the conventional approach using a Whittle4X shell based on a 0.7 grams of gold per tonne cut-off grade at a gold price of $375 per ounce, followed by optimization and final mine design incorporating ramps and benches.  The final pit was optimized using only measured and indicated mineral resources in the oxide mineralization.

Proposed Underground Operations

The sulphide mineral resources are present in three zones.  Wheaton plans to access these zones via declines from surface.  The declines will traverse some 90 metres to 120 metres of weak saprolite before encountering competent hard rock.  In the saprolite, 5.5 metre × 5.5 metre openings, with reinforcement of steel ribs and wire mesh and shotcrete, will be utilized.  In the lower, hard rock, 5 metre × 5 metre declines are planned to be driven with only local support on an as-required basis.

Wheaton currently expects that access to the orebody will be via sub-levels, at 20 metre vertical intervals, from the main ramps in the footwall of the orebody.  Ventilation and services are planned via excavations in the hangingwall of the orebody, which Wheaton plans to connect to the main ramp at each sub-level.

Wheaton intends to use mobile electrical substations that will be moved as the mine deepens.  The objective is to concentrate the production in a few producing stopes simultaneously, thus reducing the requirement of equipment and manpower.

Milling Operations and Recoverability

Heap Leach of Oxide Mineralization

The results of testwork confirmed that conventional heap leaching would provide an economical recovery level on the oxidized mineralization.  Tests have indicated that gold recovery approaching 95% could be achieved under test conditions in a 50-day leach period. On this basis, it is anticipated that a 90% gold recovery under normal operating conditions under a 70-day leach cycle is achievable.  However, as the percentage of saprolite in the plant feed increases in the latter phases of the mining of the oxide mineralization, it may result in a slower rate of gold recovery from the heaps.

Heaps are planned at single lifts, each 6 metres high, placed with conventional conveyors and stackers.  The ore will be crushed in a two-stage process to minus 40 millimetres before dosing and agglomeration.  A typical heap cycle is expected to be 126 days including 70 days leaching, 20 days neutralization, 10 days washing, 10 days drainage and the rest for heap construction and removal to waste.  Cyanide consumption is estimated at 0.5 kilograms per tonne.  It is planned that there will be a total of 18 pads each with a nominal capacity of 60,000 tonnes.  The pregnant solution will then follow the conventional route of adsorption, desorbtion, and electrowinning.

Processing of Sulphide Mineralization

The metallurgical design for the sulphide mineralization was carried out by Natrontec Ltda., an experienced Brazilian process design and engineering company, based on a limited amount of testwork.  In 1995, Minorco carried out three conventional cyanide bottle roll leaching tests, at the Nova Lima Anglo Research Laboratory, on sulphide ore from the Amapari Project.  The gold recovery averaged 92.79%, using 0.62 kilograms per tonne of cyanide with a residence time of 14 hours.  The average grade was 6.15 grams of gold per tonne.

In June 2003, EBX carried out, under Natrontec supervision, five additional leaching tests at the NOMOS laboratory in Brazil, using 30 kilograms of sulphide ore obtained from seven mineralized intercepts in diamond drill holes.  The average gold recovery was 96.17% using 0.7 kilograms per tonne of cyanide, with a residence time of 7 hours.  The average head grade was 4.23 g/t Au.  The samples used for the metallurgical testwork were selected from widely spaced locations across the sulphide ore zones.

From the 86 drilling intervals used in the sulphide mineral resource evaluation, a sample of 7 intervals (8%) was chosen for metallurgical tests.  The intervals chosen are representative of the deposit, although the indicated mineral resources are better represented than the inferred mineral resources.  Given the limited sample size, a degree of risk exists in the estimates of recovery and flowsheet design.  However, since a CIL circuit is proposed, this risk is not considered excessive for this stage of pre-feasibility study.  Further testwork is planned for a final feasibility study.

In June 2003, EBX also carried out two work index tests at the Centro de Tecnologia Mineral-CETEM (a Brazilian Mineral Research Institute).  The results of these tests showed an average work index of 12.8 kilowatt hours per tonne.

Since limited information is available regarding the mineralogical characterization of the sulphide ore, certain assumptions have been made to define the probable distribution of minerals in the mill feed.  The chemical analysis of the sulphide ore and the mineralogical characterization of the oxide ore, both obtained from the Minorco testwork, were used.  The proportion of stable minerals, such as hematite and magnetite, was maintained, and the proportion of carbonate and sulphide were slightly increased, based on the proportions of these minerals as described in the geological logs. In order to confirm these estimates, a petrology expert has been retained to carry out thin sections studies.  The results of this study are pending.

The main premise of the plant design for the sulphide ore project based on these tests results, is utilization of some of the heap leach process facilities that will be installed for treatment of the oxide ore at the Amapari Project.  The plant is designed to process one million tonnes per year of sulphide ore, grading 4.51 grams of gold per tonne, with a recovery of 94%, producing on average 4.2 tonnes of gold (135,000 ounces per year).

It is assumed that a conventional treatment route will be adopted, comprising primary, secondary and tertiary crushing, grinding via a ball mill, followed by CIL leaching. The milling and classification circuit and CIL leach train will be located adjacent to the future heap leach carbon regeneration, elution and electro-winning facilities of the planned open-pit mine.

The tailings will initially be deposited in the exhausted open-pits 1 and 2 of the Tapereba D orebody, which are located at less than 800 metres to the east of the plant.  These sites are expected to provide a volume of 1.2 million m3 for storage of tailings, also contributing to the topographic restoration of the area.  Assuming a density of 1.5 t/m3 for the material, it may be possible to deposit 1.8 million tonnes of material in these sites.  The remaining material, around 3.2 million tonnes, are expected to be deposited in a valley, some 500 metres to the south of the metallurgical plant.  Both areas will be prepared with leak detection systems and waterproofed with PVC lining. At the outflow point of the dams, the water chemistry will be monitored to avoid release of contaminants to the environment.

Markets and Contracts

The product transported from the Amapari site will be gold doré bars to be refined by third party refiners.  Gold bullion will be sold on international markets.

Environmental and Permitting Considerations

Brazil has a well established series of procedures in federal, state and local laws and regulations governing environmental and permitting matters.  Since the Amapari Project is situated within the Amazon Region, these procedures are generally stronger and more thoroughly scrutinized.

AngloGold previously made substantial progress towards obtaining all required approvals for the commencement of mining at the Amapari Project.  AngloGold and its consultants completed a significant number of environmental studies on the Amapari Project, although most of these studies addressed the environmental considerations associated with the open-pit mining of oxide ore. Studies associated with the underground mining of sulphide ore are less advanced, however Wheaton anticipates that it will be able to complete required studies before underground operating permits are required.

Comprehensive environmental studies and management plans, including an Environmental Impact Assessment, an Environmental Monitoring Plan, and a Rehabilitation Plan were carried out by AngloGold, and submitted to the State Secretariat for the Environment as part of the licensing process.

The aim of the environmental management plans is to meet all legislative requirements, minimize any possible environmental impacts and rehabilitate disturbance areas.  The environmental management plans include monitoring and implementation of necessary remedial measures in relation to surface water, mine, plant and workshop effluents, air quality and gaseous emissions, noise and vibrations, plus licensing, rehabilitation of degraded areas, storage of residues, sanitation, internal and external auditing, and monitoring and control of impacts in areas adjacent to the project area.

Enesar, an internationally recognized consulting firm, conducted an independent environmental assessment of the project in January 2004.  Key recommendations include comprehensive geochemical characterization of construction materials and mine and beneficiation wastes, improvements in stormwater management and planning, and improvements in environmental monitoring and management procedures.  Environmental Geochemistry International (EGi) has been retained to carry out the geochemical characterization studies.

The key environmental impacts of the sulphide mining operation relate to the tailings dam and waste dumps.  The tailings dam will be designed with a substantial freeboard to reduce the possibility of unplanned overflow of cyanide-bearing solution.  Solution will be routinely recycled to the plant, but provision has been made for the incorporation of cyanide destruction facilities in the event that release of excess solution becomes necessary.  The dam will be lined with an impermeable PVC liner, and monitoring bores will be installed around the dam.

Capital Cost Estimates

Capital cost estimates have been prepared for the establishment of open-pit and heap leaching facilities for the exploitation of the near surface oxide mineral resources, and for the underground mining and CIL processing of the underlying sulphide mineral resources.  Allowances are included for infrastructure and engineering, procurement and construction and owner’s project management costs.  On-going replacement and development costs also are included.  Total capital costs, including closure costs, for the open-pit mines and heap leach processing are estimated to be $65.5 million.  Total capital costs, including closure costs, for the underground mine and CIL processing facility are estimated to be $75.7 million over the life of the mine.

Taxes

Corporate Income Tax

Corporations in Brazil are generally subject to income tax at a rate of 25% plus a social contribution tax of 9% of accounting income for a theoretical composite tax rate of 34%.  These tax rates are subject to change by the Brazilian legislature.  Tax holidays exist to encourage the development of certain regions of the country.

The State of Amapa is in a Brazilian income tax incentive zone where new projects can apply for a tax holiday in respect of corporate income tax.  Accordingly, Wheaton qualifies to receive a 75% tax reduction for a maximum of 10 years on the 25% income tax normally payable on income and non-refundable additives assessed upon profits generated by the Amapari Project.  As a result of this tax reduction, the tax rate used in the Amapari Project cash flow model is 6.25% for the years 2004 to 2013, and 25% (full tax) thereafter.  In addition to this incentive, other law is in place to encourage re-investment in the region.  This permits the recovery of 30% of the income tax payable for use of expansion or extension of existing projects.

The gold from the Amapari Project will be sold to external market as a commodity.  A tax on financial transactions would only be applicable if the gold is traded as a financial asset.

As an exporter of gold, the Amapari Project will be exempt from revenue taxes and trade taxes on sales.

State Royalty

The Amapari Project is subject to a state royalty of 1% of gross revenue, 65% to be paid to the municipality of Pedra Branca do Amapari, 23% to the State Government and 12% to the Federal Government.

Production Estimates

Metal recoveries are estimated dependent on ore type processed, oxide or sulphide, with an average value for recovery over the life of the mine of 91.8% of in situ gold.

The proposed facilities at Amapari, for a base case scenario, will produce almost 1.5 million ounces of gold over a period of approximately 11 years, with a maximum annual output of approximately 188,000 ounces, in the second year and an average production of approximately 135,000 ounces per year for the last six years.

Mine Life and Payback

Utilizing the base case projection, operations at the Amapari Project would commence in 2005 and continue for 11 years until 2015.  In the optimistic case, the operations would continue for 14 years, until 2018, although no assurance can be given that production would extend to such time.  Payback for the base case is two years.

Advanced exploration opportunities exist at the Amapari Project which, Wheaton believes, have the potential to significantly extend the life of the operations.

Other Projects

El Limón Gold Deposit, Mexico

Wheaton holds a 21.2% interest in the El Limón gold deposit (of which 14% is a carried interest) with Teck Cominco owning the remaining 78.8%.  Wheaton’s interest in El Limón was acquired through the acquisition of Miranda in November 2003.  The El Limón project consists of a series of skarn related gold deposits located 15 kilometres north-west of the Los Filos Project.

During 2004, Teck Cominco continued drilling the Los Guajes West and the El Limón Sur deposits, with 38 diamond drill holes totalling 5,800 metres completed on the two deposits.  In addition, metallurgical sampling and testing was completed with positive results.  With the new drilling, Teck Cominco has completed an updated Inferred Mineral Resource estimate for all four zones.  This Inferred Mineral Resource estimate is reported within a $400 gold optimized pit shell, assuming recoveries of 90%.

The following table sets forth the estimated Mineral Resources for Wheaton’s 21.2% interest in the El Limón gold deposit as of December 31, 2004:

Inferred Mineral Resources(1)(2)(3)(4)

Deposit	Tonnes	Gold Grade (grams per tonne)	Contained Gold (ounces)

El Limón	3,670,000	3.0	350,000
El Limón Sur	190,000	1.9	10,000
Los Guajes	640,000	3.6	70,000
Los Guajes West	2,000,000	3.8	240,000

Total	6,500,000	3.3	680,000

___________

(1)

All Mineral Resources have been calculated as of December 31, 2004, in accordance with the CIM Standards.  See “Technical Information – CIM Standards Definitions” for CIM Standard definitions.

(2)

The Mineral Resources for the El Limón gold deposit set out in the table above have been estimated by James N. Grey, P.Geo., and Al N. Samis, P.Geo., at Teck Cominco, both of whom are qualified persons under NI 43-101.  The Mineral Resources are classified as inferred and are based on the CIM Standards.

(3)

Mineral Resources are not known with the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.

(4)

Numbers may not add up due to rounding.

Teck Cominco continues to advance this project, with infill drilling to increase confidence scheduled on the four main deposits and additional exploration work on several other targets on the property.  Further metallurgical testwork will also be completed during 2005.

Golden Bear Mine

Wheaton owns the Golden Bear Mine in northwestern British Columbia through its wholly-owned subsidiary, North American Metals Corp.  The Golden Bear Mine was a seasonal operation that operated from about April to October annually.  All mining was completed at the end of the 2000 operating season with 2001 as its last year of commercial production.  Reclamation activities began in 2000 and were essentially completed during the summer of 2004 except for the access road.  Reclamation consisted of activities such as the removal of plant and equipment, re-sloping of dumps, re-vegetation and closure of the access road.  Provincial inspectors have approved work completed to date and the mine site reclamation bond has been reduced to a level suitable for ensuring long-term monitoring of the local water streams is protected.

DIVIDENDS

The Company currently intends to retain future earnings, if any, for use in its business and does not anticipate paying dividends on the Common Shares in the foreseeable future.  Any determination to pay any future dividends will remain at the discretion of the Company’s board of directors and will be made taking into account its financial condition and other factors deemed relevant by the board.  The Company has not paid any dividends since its incorporation.

DESCRIPTION OF CAPITAL STRUCTURE

Authorized Capital

The authorized share capital of the Company consists of an unlimited number of Common Shares and an unlimited number of preference shares (the “Preference Shares”), issuable in series.  As of the date hereof, 575,034,719 Common Shares and no Preference Shares are issued and outstanding.

Common Shares

Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote per Common Share at all such meetings.  Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election.  Holders of Common Shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the Company’s board of directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro-rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of Common Shares with respect to dividends or liquidation.  The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Preference Shares

The Preference Shares may, at any time or from time to time, be issued in one or more series.  The Company’s board of directors shall fix before issue, the number of, the consideration per share of, the designation of, and the provisions attaching to the shares of each series.  Except as required by law or as otherwise determined by the Company’s board of directors in respect of a series of shares, the holder of a Preference Share shall not be entitled to vote at meetings of shareholders.  The Preference Shares of each series rank on a priority with the Preference Shares of every other series and are entitled to preference over the Common Shares and any other shares ranking subordinate to the Preference Shares with respect to priority and payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of the Company.

MARKET FOR SECURITIES

Common Shares

The Common Shares are listed and posted for trading on the TSX under the symbol “WRM” and on the AMEX under the symbol “WHT”.  The following table sets forth information relating to the trading of the Common Shares on the TSX for the months indicated.

Month	High (Cdn$)	Low (Cdn$)	Volume

January 2004	4.25	3.37	127,472,087
February 2004	4.05	3.32	109,099,946
March 2004	4.68	3.59	213,783,824
April 2004	4.55	3.34	260,929,788
May 2004	4.12	3.02	150,569,830
June 2004	4.08	3.60	126,388,556
July 2004	3.98	3.01	139,366,700
August 2004	3.73	3.01	68,631,557
September 2004	4.03	3.30	71,709,128
October 2004	4.15	3.77	133,209,160
November 2004	4.43	3.75	127,235,208
December 2004	4.22	3.67	158,607,336

Warrants

The Warrants are listed and posted for trading on the TSX under the symbol “WRM.WT” and on the AMEX under the symbol “WHT.WS”.  The following table sets forth information relating to the trading of the Warrants on the TSX for the months indicated.

Month	High (Cdn$)	Low (Cdn$)	Volume

January 2004	2.68	1.90	8,618,295
February 2004	2.49	1.84	5,027,015
March 2004	3.02	2.05	6,623,785
April 2004	2.94	1.81	3,784,674
May 2004	2.53	1.51	4,437,705
June 2004	2.48	2.00	3,263,192
July 2004	2.36	1.45	7,232,123
August 2004	2.13	1.54	1,639,825
September 2004	2.42	1.73	1,492,015
October 2004	2.53	2.05	5,677,096
November 2004	2.81	2.14	5,832,774
December 2004	2.60	2.07	8,897,931

Series “A” Warrants

The Series “A” Warrants are listed and posted for trading on the TSX under the symbol “WRM.WT.A” and on the AMEX under the symbol “WHT.WS.A”.  The following table sets forth information relating to the trading of the Series “A” Warrants on the TSX for the months indicated.

Month	High (Cdn$)	Low (Cdn$)	Volume

January 2004	2.60	1.87	5,228,225
February 2004	2.51	1.84	2,230,555
March 2004	3.00	2.08	7,564,295
April 2004	2.95	1.80	1,720,087
May 2004	2.52	1.47	2,448,768
June 2004	2.44	2.00	1,872,960
July 2004	2.35	1.45	3,178,043
August 2004	2.15	1.45	795,234
September 2004	2.44	1.70	1,258,492
October 2004	2.68	2.20	9,386,092
November 2004	2.82	2.17	4,107,870
December 2004	2.57	2.14	1,317,803

Series “B” Warrants

The Series “B” Warrants are listed and posted for trading on the TSX under the symbol “WRM.WT.B”.  The following table sets forth information relating to the trading of the Series “B” Warrants on the TSX for the months indicated.

Month	High (Cdn$)	Low (Cdn$)	Volume

January 2004	2.05	1.35	4,919,876
February 2004	1.82	1.31	2,422,351
March 2004	2.35	1.50	23,385,651
April 2004	2.10	1.31	1,946,210
May 2004	1.78	0.90	4,318,183
June 2004	1.75	1.30	5,125,967
July 2004	1.65	1.10	626,703
August 2004	1.59	1.18	256,925
September 2004	1.73	1.22	604,205
October 2004	1.79	1.45	6,823,600
November 2004	1.95	1.49	1,125,468
December 2004	1.80	1.26	4,017,841

DIRECTORS AND OFFICERS

The following table sets forth the name, province/state and country of residence, position held with the Company and principal occupation of each person who is a director and/or an officer of the Company.

Name, Province/State and Country of Residence	Principal Occupation	Position(s) with the Company

Ian W. Telfer (4) British Columbia, Canada	Chairman, Chief Executive Officer and a Director since May 2001	Chairman and Chief Executive Officer of Wheaton, and President and Chief Executive Officer of Goldcorp

John P. Bell British Columbia, Canada	Director since December 2004	Chairman of Coast Cranberries

Lawrence I. Bell (1)(3) British Columbia, Canada	Director since June 2003	Non-Executive Chairman of the British Columbia Hydro and Power Authority

Douglas M. Holtby (1)(2) British Columbia, Canada	Director since June 2003	President and Chief Executive Officer of Arbutus Road Investments Inc.

Eduardo Luna (4) Mexico City, Mexico	Executive Vice President and a Director since June 2002	Executive Vice President of Wheaton, Executive Vice President of Goldcorp Inc., President of Luismin, and Chairman and Interim Chief Executive Officer of Silver Wheaton

Antonio Madero (2) Mexico City, Mexico	Director since June 2002	Chairman and Chief Executive Officer of SANLUIS Corporación, S.A. de C.V.

Ian J. McDonald (1)(3)(4) Ontario, Canada	Director since March 1990	Chairman of Glencairn Gold Corporation (a mining company)

Peter D. Barnes British Columbia, Canada	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of Wheaton, Silver Wheaton and Goldcorp

Russell Barwick Sydney, Australia	Executive Vice President and Chief Operating Officer	Executive Vice President and Chief Operating Officer of Wheaton and Goldcorp Inc.

Paul M. Stein Ontario, Canada	Corporate Secretary	Partner, Cassels Brock & Blackwell LLP (law firm)

(1)

Member of the Audit Committee.

(2)

Member of the Compensation Committee.

(3)

Member of the Corporate Governance and Nominating Committee.

(4)

Member of the Environmental, Health and Safety Committee.

The principal occupations of each of the Company’s directors and officers within the past five years are disclosed in the brief biographies set forth below.

Ian W. Telfer – Chairman, Chief Executive Officer and Director.  Mr. Telfer has been Chairman and Chief Executive Officer of Wheaton since September 2001 and Chief Executive Officer and President of Goldcorp since February 24, 2005 and March 17, 2005, respectively.  Mr. Telfer has over 20 years experience in the precious metals business.  As a founding director of TVX Gold Inc., he served as its President and Chief Executive Officer during the first ten years and has also held positions as a director of Lihir Gold, and President and Chief Executive Officer of Vengold Inc.

John P. Bell – Director.  Mr. John Bell is currently Chairman of Coast Cranberries and an independent director of Taiga Forest Products.  Mr. John Bell was Canadian Ambassador to the Ivory Coast from 1984 to 1987 and then Ambassador to Brazil from 1987 to 1990.  He also served as High Commissioner to Malaysia from 1993 to 1996.  Mr Bell was special advisor to the Canadian Minister of Foreign Affairs and Head of the Canadian Delegation on environment issues during the lead-up to the Earth Summit in Rio de Janeiro in June 1992, and was Canada’s chief negotiator at the Earth Summit.

Lawrence I. Bell – Director.  Mr. Lawrence Bell is the non-executive Chairman of both the British Columbia Hydro and Power Authority and Powerex.  From August 2001 to November 2003, Mr. Bell was Chairman and Chief Executive Officer of the British Columbia Hydro and Power Authority and, from 1987 to 1991, he was Chairman of the British Columbia Hydro and Power Authority.  He is also a Director of International Forest Products and Shato Holdings Ltd. and is Chairman of the University of British Columbia Investment Management.  Prior to these positions, Mr. Bell was Chairman and President of the Westar Group and Chief Executive Officer of Vancouver City Savings Credit Union.  In the province’s public sector Mr. Bell has served as Deputy Minister of Finance and Secretary to the Treasury Board.

Douglas M. Holtby – Director.  Mr. Holtby is President and Chief Executive Officer of two private investment companies, Arbutus Road Investments Inc. and MKC Capital.  From June 1989 to June 1996, Mr. Holtby was President, Chief Executive Officer and a director of WIC Western International Communications Ltd., as well as, a Trustee/Director for CanWest Communications, ROB.TV and CKVU.

Eduardo Luna – Executive Vice President and Director.  Mr. Luna has been Executive Vice President of Wheaton since June 2002, Chairman and Interim Chief Executive Officer of Silver Wheaton since October 2004, Executive Vice President of Goldcorp since March 2005 and President of Luismin since 1991.  He holds a degree in Advanced Management from Harvard University, an MBA from Instituto Tecnologico de Estudios Superiores de Monterrey and a Bachelor of Science in Mining Engineering from Universidad de Guanajuato.  He held various executive positions with Minera Autlan for seven years and with Industrias Peñoles for five years.  He is the former President of the Mexican Mining Chamber and the former President of the Silver Institute.  He serves as Chairman of the Advisory Board of the Faculty of Mines at the University of Guanajuato and of the Mineral Resources Council in Mexico.

Antonio Madero – Director.  Mr. Madero is Chairman and Chief Executive Officer of SANLUIS Corporación.  He holds an MBA from Harvard University and a degree in Mining and Metallurgical engineering from the National University of Mexico.  He is a member of the International Advisory Board of J.P. Morgan Chase (New York), Global Counselor of The Conference Board, New York; Executive Committee on University Resources, Harvard Founder, David Rockefeller Center for Latin American Studies, Harvard Member of The Trilateral Commission and a Director of Alfa, Grupo Financiero Scotiabank Inverlat, ING México, Grupo México, Grupo Posadas, Deere & Company and the National Museum of Art (Mexico) . He is also a member and former Chairman of Mexican Businessmen Council.  He founded and is serving as Chairman of Fundación México en Harvard, A.C.

Ian J. McDonald – Director.  Mr. McDonald has been Chairman of Glencairn Gold Corporation since 1992.  Mr. McDonald was the founder of Wheaton in 1990 and guided the company from junior explorer to gold producer, resigning as Wheaton’s Chairman and Chief Executive Officer in September 2001.  Previous to that, he specialized in junior mine finance in Toronto for eight years with Richardson Greenshields and Yorkton Securities Inc.  He is a graduate in Business from Ryerson Polytechnical University.

Peter D. Barnes – Executive Vice President and Chief Financial Officer.  Mr. Barnes has been Executive Vice President of Wheaton since February 2003, Chief Financial Officer of Wheaton since July 2003, Executive Vice President and Chief Financial Officer of Silver Wheaton since October 2004, and Executive Vice President and Chief Financial Officer of Goldcorp since February 2005.  Prior to joining Wheaton, from September 1996 to March 2002, he was Chief Financial Officer of Crew Development Corporation and, from October 2000 to March 2002, he was President and Chief Financial Officer of Crew Development Corporation where he was instrumental in building the company over a period of five years.  Mr. Barnes is a Chartered Accountant with over 15 years of senior financial experience, and holds a BSc in Economics from the University of Hull, England.

Russell Barwick – Executive Vice President and Chief Operating Officer.  Mr. Barwick has been Executive Vice President of Wheaton and Managing Director of Wheaton Asia-Pacific Operations since February 2003, Chief Operating Officer of Wheaton since 2004 and Chief Operating Officer of Goldcorp Inc. since March 2005.  Prior to joining Wheaton, from July 2000 to October 2001, he was Managing Director and Chief Executive Officer of Newcrest Mining Limited and, from July 1996 to July 2000, he was a Director of Placer Dome Asia-Pacific.  Mr. Barwick is a Mining Engineer with over 30 years experience in the mining industry.  He has worked in Australia, the Americas and developing countries in the Asia-Pacific region.

Paul M. Stein – Corporate Secretary.  Mr. Stein has been Corporate Secretary of Wheaton since 1991, Corporate Secretary of Silver Wheaton since October 2004 and Corporate Secretary of Goldcorp since March 2005.  Mr. Stein is a Partner at the law firm of Cassels Brock & Blackwell LLP, and has practiced law with Cassels Brock & Blackwell LLP since 1995.  Mr. Stein practices in the area of corporate and securities law with an emphasis on mining, corporate finance and mergers and acquisitions.  Mr. Stein acts as lead counsel for a number of public clients that have been involved in mergers, corporate reorganizations and takeover bids, going-private transactions, spin-off transactions, corporate finance and corporate governance matters.  Mr. Stein is listed as one of the world’s leading mining practitioners in The International Who’s Who of Mining Lawyers 2004 publication and is recognized as one of the leading lawyers in Canada in the 2005 Lexpert/American Lawyer Guide.

Directors are elected at each annual meeting of Wheaton’s shareholders and serve as such until the next annual meeting or until their successors are elected or appointed.

As at March 24, 2005, the directors and executive officers of Wheaton, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 240,081 Common Shares, representing less than one percent of the total number of Common Shares outstanding before giving effect to the exercise of options or warrants to purchase Common Shares held by such directors and executive officers.  The statement as to the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers of Wheaton as a group is based upon information furnished by the directors and executive officers.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

No director or executive officer of Wheaton or a shareholder holding a sufficient number of securities of Wheaton to affect materially the control of the Company is, or within the ten years prior to the date hereof has been, a director or executive officer of any company (including Wheaton) that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than (a) Ian Telfer who was a Vice Chairman of a technology company when it made an assignment in bankruptcy on July 31, 2001, and (b) Lawrence Bell who was a director of a mining company when it filed a plan of reorganization under Chapter 11 on December 22, 1998.

No director or executive officer of Wheaton or a shareholder holding a sufficient number of securities of Wheaton to affect materially the control of the Company has, within the ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

Conflicts of Interest

To the best of Wheaton’s knowledge, and other than as disclosed in this annual information form, there are no known existing or potential conflicts of interest between Wheaton and any director or officer of Wheaton, except that certain of the directors and officers serve as directors and officers of other public companies and therefore it is possible that a conflict may arise between their duties as a director or officer of Wheaton and their duties as a director or officer of such other companies.  See “Description of the Business — Risk Factors — Conflicts of Interest”.

The directors and officers of Wheaton are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and Wheaton will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers.  All such conflicts will be disclosed by such directors or officers in accordance with the Business Corporations Act (Ontario) and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described below and elsewhere in this annual information form, since January 1, 2002, no director, executive officer or 10% shareholder of the Company or any associate or affiliate of any such person or company, has or had any material interest, direct or indirect, in any transaction that has materially affected or will materially affect the Company or any of its subsidiaries.

In May 2001, the Company entered into an agreement (the “Endeavour Services Agreement”) with Endeavour Financial Corporation (“Endeavour”) pursuant to which Endeavour agreed to assist the Company to find and finance acquisitions and mergers for the Company.  The original agreement was to expire in May 2002, however, it has subsequently been extended on a month to month basis.  The Endeavour Services Agreement requires the Company to pay to Endeavour $10,000 per month and a success fee to be negotiated based on the value of any acquisitions, dispositions or financings undertaken by the Company.  In June 2002, Endeavour received a success fee equal to $1,200,000 in connection with the acquisition of Luismin.  In March 2003, Endeavour received a fee of $643,000 for financial advisory services in connection with a private placement.  In June 2003, Endeavour received a fee of $1,530,000 for financial advisory services in connection with a $50 million term loan and a $25 million revolving credit facility.  In August 2004, Endeavour received a fee of $1,256,000 for consulting and financial advisory services in connection with a $300 million acquisition facility.  Endeavour also received $5 million for services related to the Goldcorp Combination.  A former director of the Company, Neil Woodyer, is Managing Director of Endeavour and another former director of the Company, Frank Giustra, is Chairman of Endeavour.  Both Messrs. Woodyer and Giustra resigned as directors of the Company in July 2004.

In October 2004 in connection with the Silver Wheaton Transaction, the Company entered into the Silver Wheaton Services Agreement with Silver Wheaton whereby Silver Wheaton has agreed to pay a monthly fee of Cdn$65,000 to Wheaton for the use of a portion of its office facilities and the services of its personnel.  Ian Telfer, the Chairman and Chief Executive Officer of the Company, is a director of Silver Wheaton, Eduardo Luna, the Executive Vice President and a director of the Company, is Chairman, Interim Chief Executive Officer and a director of Silver Wheaton, and Peter Barnes, the Executive Vice President and Chief Financial Officer of the Company, is Executive Vice President and Chief Financial Officer of Silver Wheaton.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is CIBC Mellon Trust Company at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

The warrant agent for the Warrants, the Series “A” Warrants and the Series “B” Warrants is CIBC Mellon Trust Company at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

MATERIAL CONTRACTS

The only material contracts entered into by the Company within the financial year ended December 31, 2004 or before such time that are still in effect, other than in the ordinary course of business, are as follows:

1.

The common share purchase warrant indenture between the Company and CIBC Mellon Trust Company dated as of May 30, 2002 in connection with the creation of an aggregate of 57,200,000 Warrants, each Warrant entitling the holder thereof to purchase one Common Share at a price of Cdn$1.65 until May 30, 2007;

2.

The common share purchase warrant indenture between the Company and CIBC Mellon Trust Company dated as of February 27, 2003 in connection with the creation of an aggregate of 57,500,000 Series “A” Warrants, each Series “A” Warrant entitling the holder thereof to purchase one Common Share at a price of Cdn$1.65 until May 30, 2007;

3.

The common share purchase warrant indenture between the Company and CIBC Mellon Trust Company dated as of August 25, 2003, as amended by the supplemental common share purchase warrant indenture dated as of October 14, 2003 and the supplemental common share purchase warrant indenture dated as of January 8, 2004, in connection with the creation of an aggregate of 64,375,524 Series “B” Warrants, each Series “B” Warrant entitling the holder thereof to purchase one Common Share at a price of Cdn$3.10 until August 25, 2008;

4.

The Acquisition Agreement referred to under the heading “General Development of the Business – Goldcorp Combination” in this annual information form; and

5.

The Arrangement Agreement referred to under the heading “General Development of the Business – Goldcorp Combination” in this annual information form.

INTERESTS OF EXPERTS

The following individuals are the qualified persons as defined by NI 43-101 in connection with the Mineral Reserve and Mineral Resource estimates contained in this annual information form:

1.

Reynaldo Rivera, AusIMM, at Luismin is the qualified person responsible for the Mineral Reserve and Mineral Resource estimates for the San Dimas and San Martin mines.

2.

Gary Giroux, P.Eng., at Micon International Limited (“Micon”) is the qualified person responsible for the Mineral Reserve and Mineral Resource estimates for the Nukay mine.

3.

Neil Burns, P.Geo., at Snowden Mineral Industry Consultants is the qualified person responsible for the Mineral Resource estimates for the Los Filos Project.

4.

James N. Grey, P.Geo., and Al Samis, P.Geo., at Teck are the qualified persons responsible for the Mineral Resource Estimates for the El Limon project.

5.

Luis Rivera, AusIMM, at MAL is the qualified person responsible for the Mineral Reserve and Mineral Resource estimates for the Alumbrera Mine.

6.

Joe Ranford, AusIMM, at PGM is the qualified person responsible for the Mineral Reserve estimates for the Peak Mine.

7.

Rex Berthelsen, AusIMM, at PGM is the qualified person responsible for the Mineral Resource estimates for the Peak Mine.

8.

Rodrigo Mello, AusIMM, at Wheaton Gold Brazil Ltda. is the qualified person responsible for the Mineral Reserve and Mineral Resource estimates for the Amapari Project.

The following are the technical reports prepared in accordance with NI 43-101 from which technical information contained in this annual information form has been derived:

1.

Alumbrera Mine and Peak Mine – Harry Burgess, P.Eng., B. Terrence Hennessey, P.Geo., and David T. Wells, C.Eng., all of Micon, prepared a NI 43-101 report for the Company entitled “Technical Report on Mining and Processing Assets of Peak Gold Mines, in New South Wales, Australia and Minera Alumbrera Ltd., in Argentina” dated January 2003.

2.

Luismin Mines – Velasquez Spring, P.Eng., Senior Geologist at WGM, and G. Ross MacFarlane, P.Eng., Senior Associate Operations Engineer at WGM, prepared a NI 43-101 report for the Company entitled “An audit of the Mineral Reserves/Resources Tayoltita, Santa Rita, San Antonio, and San Martin Mines as of December 31, 2004 for Wheaton River Minerals Ltd.” dated March 9, 2005.

3.

Los Filos Project – Gary H. Giroux, P.Eng., MASc., a principal of Giroux Consultants Ltd. and a Senior Associate of Micon, prepared a NI 43-101 report for the Company entitled “Report on the Los Filos Gold Deposit Guerrero, Mexico” dated September 2003.

4.

Amapari Project – Harry Burgess, P.Eng., D. W. Hooley, BSc(Eng.), and Kenneth A. Grace, P.Eng., all of Micon, prepared a NI 43-101 report for the Company entitled “Review of the Amapari Project Amapa State, Brazil” dated November 2003.

Each of such reports are available on SEDAR at www.sedar.com under the Company’s profile and a summary of such reports is contained in this annual information form under “Description of the Business – Technical Information”.

None of Micon, WGM, nor Messrs. Burgess, Hennessey, Wells, Giroux, Hooley, Grace, Spring or MacFarlane, held any securities of the Company or of any associate or affiliate of the Company when they prepared the reports referred to above or following the preparation of such reports nor did they receive any direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation of such reports.

None of Micon, WGM, its directors, officers or employees, nor Messrs. Burgess, Hennessey, Wells, Giroux, Hooley, Grace, Spring or MacFarlane, is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

Deloitte & Touche LLP, Chartered Accountants, are the external auditors for the Company.

AUDIT COMMITTEE

The Company’s Audit Committee is responsible for monitoring the Company’s systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of the Company’s external auditors.  The committee is also responsible for reviewing the Company’s annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of financial results of operations for both annual and interim financial statements and review of related operations prior to their approval by the full board of directors of the Company.

The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the Company’s board of directors.  A copy of the charter is attached hereto as Schedule “A”.

The members of the Company’s Audit Committee are Douglas Holtby (Chairman), Larry Bell and Ian J. McDonald.  Each of Messrs. Holtby, Bell and McDonald are independent and financially literate within the meaning of Multilateral Instrument 52-110 Audit Committees (“MI 52-110”).  In addition to being independent directors as described above, all members of the Company’s Audit Committee must meet an additional “independence” test under MI 52-110 in that their directors’ fees are the only compensation they, or their firms, receive from the Company and that they are not affiliated with the Company.  The meaning of independence under MI 52-110 is set out in Schedule “A” to the Audit Committee’s charter.

Relevant Education and Experience

Set out below is a description of the education and experience of each audit committee member that is relevant to the performance of his responsibilities as an audit committee member.

Douglas Holtby – Mr. Holtby is a Chartered Accountant in both Alberta and British Columbia.  He is President and Chief Executive Officer of two private investment companies, Arbutus Road Investments Inc. and MKC Capital.  From June 1989 to June 1996, Mr. Holtby was President, Chief Executive Officer and a director of WIC Western International Communications Ltd., as well as, a Trustee/Director for CanWest Communications, ROB.TV and CKVU.

Lawrence Bell –  Mr. Bell is the non-executive Chairman of both the British Columbia Hydro and Power Authority and Powerex.  From August 2001 to November 2003, Mr. Bell was Chairman and Chief Executive Officer of the British Columbia Hydro and Power Authority and, from 1987 to 1991, he was Chairman of the British Columbia Hydro and Power Authority.  He is also a Director of International Forest Products and Shato Holdings Ltd. and is Chairman of the University of British Columbia Board of Governors.  Prior to these positions, Mr. Bell was Chairman and President of the Westar Group and Chief Executive Officer of Vancouver City Savings Credit Union.  In the provinces’s public sector Mr. Bell has served as Deputy Minister of Finance and Secretary to the Treasury Board.

Ian J. McDonald – Mr. McDonald has been Chairman of Glencairn Gold Corporation since 1992.  Mr. McDonald was the founder of Wheaton in 1990 and guided the company from junior explorer to gold producer, resigning as Wheaton’s Chairman and Chief Executive Officer in September 2001.  Previous to that, he specialized in junior mine finance in Toronto for eight years with Richardson Greenshields and Yorkton Securities Inc.  He is a graduate in Business from Ryerson Polytechnical University.

Pre-Approval Policies and Procedures

The Audit Committee’s charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditors.  This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted audit and audit-related services.

External Auditor Service Fees

Audit Fees

The aggregate audit fees billed by the Company’s external auditors for the financial year ended December 31, 2004 were $817,714 (December 31, 2003 – $1,027,114).

Audit-Related Fees

The aggregate audit-related fees billed by the Company’s external auditors for the financial year ended December 31, 2004 were $230,834 (December 31, 2003 – $438,459).  These fees were primarily for compliance under Sarbanes-Oxley and Multilateral Instrument 52-109, and corporate transactions.

Tax Fees

The aggregate tax fees in respect of tax compliance, tax advice and tax planning billed by the Company’s external auditors for the financial year ended December 31, 2004 were $1,021,662 (December 31, 2003 – $614,342).

All Other Fees

There were no other fees billed by the Company’s external auditors during the financial years ended December 31, 2004 and 2003.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on SEDAR at www.sedar.com.  Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans is contained in the management information circular of the Company dated March 15, 2005.  Additional financial information is provided in the Company’s audited consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2004.

SCHEDULE “A”

WHEATON RIVER MINERALS LTD.

AUDIT COMMITTEE CHARTER

I.

PURPOSE

The Audit Committee is a committee of the Board of Directors (the “Board”) of Wheaton River Minerals Ltd. (“Wheaton River” or the “Company”).  The primary function of the Audit Committee is to assist the Board in fulfilling its financial reporting and controls responsibilities to the shareholders of the Company and the investment community.  The external auditors will report directly to the Audit Committee.  The Audit Committee’s primary duties and responsibilities are:

A.

overseeing the integrity of the Company’s financial statements and reviewing the financial reports and other financial information provided by the Company to any governmental body or the public and other relevant documents;

B.

recommending the appointment and reviewing and appraising the audit efforts of the Company’s independent auditor, overseeing the independent auditor’s qualifications and independence and providing an open avenue of communication among the independent auditor, financial and senior management and the Board of Directors;

C.

serving as an independent and objective party to oversee and monitor the Company’s financial reporting process and internal controls, the Company’s processes to manage business and financial risk, and its compliance with legal, ethical and regulatory requirements;

D.

encouraging continuous improvement of, and fostering adherence to, the Company’s policies, procedures and practices at all levels.

II.

COMPOSITION AND OPERATIONS

A.

The Committee shall operate under the guidelines applicable to all Board committees (the “Board Guidelines”).

B.

The Audit Committee shall be comprised of at least three directors, all of whom are “independent” as such term is defined in the Board Guidelines.

C.

In addition, unless otherwise authorized by the Board, no director shall be qualified to be a member of the Audit Committee if such director (i) is an “affiliated person”, as defined in Appendix One, or (ii) receives (or his/her immediate family member or the entity for which such director is a director, member, partner or principal and which provides consulting, legal, investment banking, financial or other similar services to the Company), directly or indirectly, any consulting, advisory, or other compensation from the Company other than compensation for serving in his or her capacity as member of the Board and as a member of Board committees.

D.

All members shall, to the satisfaction of the Board of Directors, be “financially literate” as defined in Appendix One, and at least one member shall have accounting or related financial management expertise to qualify as a “financial expert” as defined in Appendix One.

E.

If a Committee member simultaneously serves on the audit committees of more than three public companies, the Committee shall seek the Board’s determination as to whether such simultaneous service would impair the ability of such member to effectively serve on the Company’s audit committee and ensure that such determination is disclosed.

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F.

The Committee shall meet at least four times annually, or more frequently as circumstances require. The Committee shall meet within 45 days following the end of each of the first three financial quarters to review and discuss the unaudited financial results for the preceding quarter and the related MD&A and shall meet within 90 days following the end of the fiscal year end to review and discuss the audited financial results for the year and related MD&A prior to their publishing.

G.

The Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. For purposes of performing their audit related duties, members of the Committee shall have full access to all corporate information and shall be permitted to discuss such information and any other matters relating to the financial position of the Company with senior employees, officers and independent auditors of the Company.

H.

As part of its job to foster open communication, the Committee should meet at least annually with management and the independent auditor in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately. In addition, the Committee or at least its Chair should meet with the independent auditor and management quarterly to review the Company’s financial statements.

I.

Each of the Chairman of the Committee, members of the Committee, Chairman of the Board, independent auditors, Chief Executive Officer, Chief Financial Officer or Secretary shall be entitled to request that the Chairman of the Audit Committee call a meeting which shall be held within 48 hours of receipt of such request.

III.

RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties the Audit Committee shall:

A.

Create an agenda for the ensuing year.

B.

Review and update this Charter at least annually, as conditions dictate.

C.

Describe briefly in the Company’s annual report and more fully in the Company’s Management Information Circular the Committee’s composition and responsibilities and how they were discharged.

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D.

Documents/Reports Review

i)

Review with management and the independent auditors, the Company’s interim and annual financial statements, management discussion and analysis, earnings releases and any reports or other financial information to be submitted to any governmental and/or regulatory body, or the public, including any certification, report, opinion, or review rendered by the independent auditor for the purpose of recommending their approval to the Board prior to their filing, issue or publication.  The Chair of the Committee may represent the entire Committee for purposes of this review in circumstances where time does not allow the full Committee to be available.

ii)

Review analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements.

iii)

Review the effect of regulatory and accounting initiatives, as well as off balance sheet structures, on the financial statements of the Company.

iv)

Review policies and procedures with respect to directors’ and officers’ expense accounts and management perquisites and benefits, including their use of corporate assets and expenditures related to executive travel and entertainment, and review the results of the procedures performed in these areas by the independent auditor, based on terms of reference agreed upon by the independent auditor and the Audit Committee.

v)

Review expenses of the Board Chair and CEO, the CFO and COO annually.

vi)

Ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the issuer’s financial statements, as well as review any financial information and earnings guidance provided to analysts and rating agencies, and periodically assess the adequacy of those procedures.

E.

Independent Auditor

i)

Recommend to the Board and approve the selection of the independent auditor, consider the independence and effectiveness and approve the fees and other compensation to be paid to the independent auditor.

ii)

Monitor the relationship between management and the independent auditor including reviewing any management letters or other reports of the independent auditor and discussing any material differences of opinion between management and the independent auditor.

iii)

Review and discuss, on an annual basis, with the independent auditor all significant relationships they have with the Company to determine their independence and report to the Board of Directors.

iv)

Review and approve requests for any management consulting engagement to be performed by the independent auditor and be advised of any other study undertaken at the request of management that is beyond the scope of the audit engagement letter and related fees.  Pre-approval of non-audit services is satisfied if:

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a)

The aggregate amount of non-audit services not pre-approved expected to constitute no more than 5% of total fees paid by issuer and subsidiaries to external auditor during fiscal year in which the services are provided;

b)

the Company or a subsidiary did not recognize services as non-audit at the time of the engagement; and

c)

the services are promptly brought to Committee’s attention and approved prior to completion of the audit.

v)

Ensure disclosure of any specific policies or procedures adopted by the Committee to satisfy pre-approval requirements for non-audit services by the Company’s external auditor.

vi)

Ensure that both the audit and non-audit fees are disclosed to shareholders by category.

vii)

Review the performance of the independent auditor and approve any proposed discharge and replacement of the independent auditor when circumstances warrant. Consider with management and the independent auditor the rationale for employing accounting/auditing firms other than the principal independent auditor.

viii)

At least annually, consult with the independent auditor out of the presence of management about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the organization’s financial statements.  Particular emphasis should be given to the adequacy of internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper.

ix)

Arrange for the independent auditor to be available to the Audit Committee and the full Board as needed. Ensure that the auditors report directly to the Audit Committee and are made accountable to the Board and the Audit Committee, as representatives of the shareholders to whom the auditors are ultimately responsible.

x)

Oversee the work of the independent auditors engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services.

xi)

Ensure that the independent auditors are prohibited from providing the following non-audit services and determining which other non-audit services the independent auditors are prohibited from providing:

a)

bookkeeping or other services related to the accounting records or financial statements of the Company;

b)

financial information systems design and implementation;

c)

appraisal or valuation services, fairness opinions, or contribution-in-kind reports;

d)

actuarial services;

e)

internal audit outsourcing services;

f)

management functions or human resources;

g)

broker or dealer, investment adviser or investment banking services;

h)

legal services and expert services unrelated to the audit; and

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i)

any other services which the Public Company Accounting Oversight Board determines to be impermissible.

xii)

Approve any permissible non-audit engagements of the independent auditors, in accordance with applicable legislation.

F.

Financial Reporting Processes

i)

In consultation with the independent auditor review the integrity of the organization’s financial and accounting controls and reporting processes, both internal and external.

ii)

Consider the independent auditor’s judgments about the quality and appropriateness, not just the acceptability, of the Company’s accounting principles and financial disclosure practices, as applied in its financial reporting, particularly about the degree of aggressiveness or conservatism of its accounting principles and underlying estimates and whether those principles are common practices or are minority practices.

iii)

Consider and approve, if appropriate, major changes to the Company’s accounting principles and practices as suggested by management with the concurrence of the independent auditor and ensure that the accountants' reasoning is described in determining the appropriateness of changes in accounting principles and disclosure.

G.

Process Improvement

i)

At least annually obtaining and reviewing a report prepared by the independent auditors describing (i) the auditors’ internal quality-control procedures; and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the auditors, or by any inquiry of investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the auditors, and any steps taken to deal with any such issues.

ii)

Reviewing and approving hiring policies for employees or former employees of the past and present independent auditors.

iii)

Establish regular and separate systems of reporting to the Audit Committee by each of management and the independent auditor regarding any significant judgments made in management’s preparation of the financial statements and the view of each as to appropriateness of such judgments.

iv)

Review the scope and plans of the independent auditor's audit and reviews prior to the audit and reviews being conducted. The Committee may authorize the independent auditor to perform supplemental reviews or audits as the Committee may deem desirable.

v)

Following completion of the annual audit and quarterly reviews, review separately with each of management and the independent auditor any significant changes to planned procedures, any difficulties encountered during the course of the audit and reviews, including any restrictions on the scope of work or access to required information and the cooperation that the independent auditor received during the course of the audit and reviews.

vi)

Review any significant disagreements among management and the independent auditor in connection with the preparation of the financial statements.

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vii)

Where there are significant unsettled issues the Committee shall ensure that there is an agreed course of action for the resolution of such matters.

viii)

Review with the independent auditor and management significant findings during the year and the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented.  This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Committee.

ix)

Review activities, organizational structure, and qualifications of the CFO and the staff in the financial reporting area and see to it that matters related to succession planning within the Company are raised for consideration at the full Board.

H.

Ethical and Legal Compliance

i)

Review management’s monitoring of the Company’s system in place to ensure that the Company’s financial statements, reports and other financial information disseminated to governmental organizations, and the public satisfy legal requirements.

ii)

Review, with the organization’s counsel, legal and regulatory compliance matters, including corporate securities trading policies, and matters that could have a significant impact on the organization’s financial statements.

iii)

Review implementation of compliance with the Sarbanes-Oxley Act, Ontario Securities Commission requirements and other legal requirements.

iv)

Ensure that the CEO and CFO provide written certification with annual and interim financial statements and MD&A and the Annual Information Form.

I.

Risk Management

i)

Make inquires of management and the independent auditors to identify significant business, political, financial and control risks and exposures and assess the steps management has taken to minimize such risk to the Company.

ii)

Ensure that the disclosure of the process followed by the Board and its committees, in the oversight of the Company’s management of principal business risks, is complete and fairly presented.

iii)

Review management’s program of risk assessment and steps taken to address significant risks or exposures, including insurance coverage.

J.

General

i)

Conduct or authorize investigations into any matters within the Committee’s scope of responsibilities. The Committee shall be empowered to retain independent counsel, accountants and other professionals to assist it in the conduct of any investigation.

ii)

Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

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iii)

Ensure disclosure in the Annual Information Form if, at any time since the commencement of most recently completed financial year, the issuer has relied on any possible exemptions for Audit Committees.

iv)

Perform any other activities consistent with this Charter, the Company’s Articles and By-laws and governing law, as the Committee or the Board deems necessary or appropriate.

IV.

ACCOUNTABILITY

The Committee Chair has the responsibility to make periodic reports to the Board, as requested, on audit and financial matters relative to the Company.

The Committee shall report its discussions to the Board by maintaining minutes of its meetings and providing an oral report at the next Board meeting.

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APPENDIX ONE TO SCHEDULE “A” WHEATON RIVER MINERALS LTD.

AUDIT COMMITTEE CHARTER

Affiliated Person under SEC Rules

An “affiliated person”, in accordance with the rules of the United States Securities and Exchange Commission adopted pursuant to the Sarbanes-Oxley Act, means a person who directly or indirectly controls the Company, or a director, executive officer, partner, member, principal or designee of an entity that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Company.

Financial Literacy Under Multilateral Instrument 52-110

“Financially literate”, in accordance with MI 52-110, means that the director has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Financial Expert Under SEC Regulation S-K

A person will qualify as “financial expert” if he or she possesses the following attributes:

a)

an understanding of financial statements and generally accepted accounting principles;

b)

the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

c)

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities;

d)

an understanding of internal controls and procedures for financial reporting; and

e)

an understanding of audit committee functions.

A person shall have acquired such attributes through:

a)

education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

b)

experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

c)

experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

d)

other relevant experience.

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